Exhibit 99.1

April 5, 2016

MANAGEMENT PROXY CIRCULAR

Notice of Annual and Special Meeting of Shareholders

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NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual and Special Meeting of Shareholders of CIBC (the “meeting”) will be held in the Star Sapphire Ballroom at the Fairmont Pacific Rim, 1038 Canada Place, Vancouver, British Columbia, on Tuesday, April 5, 2016, at 9:30 a.m. (Pacific Daylight Time). At the meeting you will be asked to:

1.	receive our financial statements for the year ended October 31, 2015 and the auditors’ report on the statements;
2.	elect directors;
3.	appoint auditors;
4.	vote on an advisory resolution about our executive compensation approach;
5.	confirm by special resolution an amendment to By-Law No. 1 regarding directors’ compensation;
6.	confirm by ordinary resolution amendments to By-Law No. 1 regarding administrative matters;
7.	consider shareholder proposals attached as Schedule A to CIBC’s 2016 Management Proxy Circular (the “Circular”); and
8.	consider other business properly brought before the meeting.

February 17, 2016

By Order of the Board

Michelle Caturay

Vice-President, Corporate Secretary

and Associate General Counsel

Your vote is important

If you are unable to attend the meeting in person, you may vote online, by email, by fax, or by mail. See pages 1 to 3 of this Circular for voting instructions. If you vote by proxy, please ensure that your vote is submitted so that it arrives by 9:30 a.m. (Eastern Daylight Time) on April 4, 2016.

Outstanding common shares at record date

On February 8, 2016 (the date for determining shareholders entitled to receive notice of the meeting), the number of outstanding common shares was 395,181,409.

Questions

Shareholders with questions about matters being voted on at the meeting may contact CST Trust Company, CIBC’s transfer agent, in Toronto at 416 682-3860 or toll free in Canada and the United States at 1 800 387-0825.

Special arrangements for meeting attendance

Shareholders who plan to attend the meeting and require special arrangements for hearing or access are asked to contact CIBC’s Corporate Secretary by email at corporate.secretary@cibc.com or by mail at 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Dear Shareholder,

We are pleased to invite you to attend CIBC’s Annual and Special Meeting of Shareholders in the Star Sapphire Ballroom at the Fairmont Pacific Rim, Vancouver, British Columbia, on Tuesday, April 5, 2016, at 9:30 a.m. (Pacific Daylight Time).

Our Circular has information on the business to be conducted at the meeting, executive officer and director compensation, and our governance practices.

You will hear about CIBC’s 2015 performance and strategy. CIBC’s Board and executive officers will be available to answer any questions that you may have.

You have the opportunity to vote on important matters and your vote is important. Details about voting are on pages 1 to 3 of this Circular.

We encourage you to enroll for e-delivery of your next annual meeting package. Enrollment is quick and easy. Simply follow the instructions in this package. We appreciate your support to go paperless and help the environment.

If you are unable to attend our meeting in person, the meeting will be webcast live at www.cibc.com, and will be archived on our website until the next annual meeting.

We look forward to your participation at the meeting and thank you for your continued support.

Sincerely yours,

John P. Manley Chair of the Board	Victor G. Dodig President and Chief Executive Officer

MANAGEMENT PROXY CIRCULAR

All information in the 2016 Management Proxy Circular (the “Circular”) is as at February 8, 2016, and all dollar figures are in Canadian currency, unless indicated otherwise.

1	Voting Information

4	Business of the Meeting

4	Financial Statements

4	Election of Directors

4	Appointment of Auditors

5 5 6

Advisory Resolution on Executive Compensation Approach

Special Resolution to Amend By-Law No. 1 Regarding Directors’ Compensation

Ordinary Resolution to Amend By-Law No. 1 Regarding Administrative Matters

6	Shareholder Proposals

17	Board Committee Reports

25	Director Compensation

29	Message to our Fellow Shareholders

32	Compensation Discussion and Analysis

32	Our Compensation Philosophy, Practices and Governance

35	CEO and EXCO Compensation Design

40	2015 Compensation

45	Talent Management and Succession Planning

47	Compensation Disclosure

60	Non-GAAP Measures

62	Governance Letter to Shareholders

63	Statement of Corporate Governance Practices

79	Other Information

79	Indebtedness of Directors and Executive Officers

79	Directors and Officers Liability Insurance

79	Indemnification

80	Availability of Information

80	Minutes of Meeting and Voting Results

80	Contacting CIBC’s Board of Directors

80	Directors’ approval

Schedule A – Shareholder Proposals

Voting information

Shareholder approval

Each matter you are being asked to vote on requires the approval of a majority (more than 50%) of the votes cast in person or by proxy at the meeting, except the special resolution to amend By-Law No. 1 regarding directors’ compensation, which requires approval of two-thirds of the votes cast in person or by proxy at the meeting.

Who can vote

You are entitled to one vote for each common share you own on February 8, 2016.

There were 395,181,409 outstanding common shares on February 8, 2016. Subject to certain restrictions in the Bank Act (Canada) (the Bank Act), these shares are eligible to be voted at the meeting.

Shares cannot be voted if they are beneficially owned by:

•	the government of Canada or a province;

•	the government of a foreign country or any political subdivision of a foreign country;

•	any agencies of these entities;

•	a person who has acquired more than 10% of any class of shares of CIBC without the approval of the Minister of Finance; or

•	a person or entity controlled by a person that, in aggregate, are more than 20% of the eligible votes that may be cast unless permitted by the Minister of Finance.

To the knowledge of the directors and officers of CIBC, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of shares of CIBC.

How to vote if you are a registered shareholder

If you hold shares that are registered directly in your name, then you are a registered shareholder. You may vote in person at the meeting or by proxy using the proxy form in your package.

Voting in person – If you plan to attend the meeting and vote in person, do not complete or return the proxy form. When you arrive at the meeting, please check in at the registration table.

Voting by proxy – If you will not be at the meeting, you may vote by completing the proxy form and returning it to CST Trust Company. You can either mark your voting instructions on the proxy form or you can appoint another person as proxyholder to attend the meeting and vote your shares for you. Return your completed proxy by 9:30 a.m. (Eastern Daylight Time) on April 4, 2016 as set out below.

ONLINE: follow the instructions on your proxy form to vote online using the control number on your form;

EMAIL: scan both sides of your proxy form and email it to proxy@canstockta.com;

FAX: fax both sides of your proxy form to CIBC’s transfer agent, CST Trust Company, at 416 368-2502 or 1 866 781-3111; or

MAIL: return your proxy form in the envelope provided or mail it to CST Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Attention: Proxy Department.

1	CIBC PROXY CIRCULAR

Voting Information

How to vote if you are a non-registered shareholder

If your shares are registered in the name of an intermediary, such as a bank, broker or trust company, then you are a non-registered shareholder. You may vote your shares through your intermediary or in person at the meeting.

Voting through your intermediary – You may vote by following the instructions on the voting instruction form in your package and return it to your intermediary. Your intermediary will vote your shares for you as you instruct.

Voting in person – If you plan to attend the meeting and vote in person, you should appoint yourself as proxyholder by writing your name in the space provided on the voting instruction form and return the form in the envelope provided. Do not complete the voting section because your vote will be taken at the meeting. Since we do not have unrestricted access to the names of our non-registered shareholders, we may not have a record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder. When you arrive at the meeting, please check in at the registration table. If you voted through your intermediary and would now like to vote in person, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

If you appoint a proxyholder

If you want to appoint someone else as your proxyholder to vote your shares for you, simply insert the person’s name in the blank space provided on the proxy form or voting instruction form. The person you choose does not have to be a CIBC shareholder. You should be sure that this person is attending the meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then John P. Manley, Chair of the Board, and Victor G. Dodig, President and Chief Executive Officer, will be appointed as your proxyholder.

Your proxyholder is authorized to vote and act for you at the meeting or continuation or adjournment of the meeting. You can indicate on your proxy form or voting instruction form how you want your proxyholder to vote your shares and your proxyholder must follow your instructions. You can vote:

FOR or WITHHOLD	• on each proposed nominee for election as a director
• on the appointment of auditors
FOR or AGAINST	• the advisory resolution on executive compensation approach
• the special resolution to amend By-Law No. 1 regarding directors’ compensation
• the ordinary resolution to amend By-Law No. 1 regarding administrative matters
FOR, AGAINST or ABSTAIN	• on each of the shareholder proposals

CIBC PROXY CIRCULAR	2

Voting Information

Otherwise, you can let your proxyholder decide for you. If you or your proxyholder do not give specific instructions, your shares will be voted:

FOR	• the election as directors of all nominees listed in the Circular
• the appointment of Ernst & Young LLP as auditors
• the advisory resolution on executive compensation approach
• the special resolution to amend By-Law No. 1 regarding directors’ compensation
• the ordinary resolution to amend By-Law No. 1 regarding administrative matters
AGAINST	• each of the shareholder proposals

Your proxyholder may also make decisions for you on amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the meeting.

Revoking your proxy – If you change your mind and want to revoke your proxy, you can do so by signing a written statement of your request (or by authorizing your lawyer in writing to sign a statement) and sending it to CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2, any time before 9:30 a.m. (Eastern Daylight Time) on April 4, 2016 or by delivering it to the registration table before the start of our meeting on April 5, 2016.

Confidentiality

To protect the confidentiality of your proxy, CST Trust Company counts proxies and tabulates the results independently of CIBC and does not inform CIBC about how individual shareholders have voted except where required by law or where a shareholder’s comments are intended for management.

Solicitation of proxies

We are soliciting proxies primarily by mail but CIBC employees may contact you by phone or in writing. CIBC pays the cost of proxy solicitation.

3	CIBC PROXY CIRCULAR

Business of the Meeting

Financial Statements

The consolidated financial statements of CIBC for the year ended October 31, 2015 are in the 2015 Annual Report sent to shareholders and posted to CIBC’s website at www.cibc.com.

Election of Directors

There are 17 director nominees to be elected to serve on CIBC’s Board until the earlier of the next annual meeting of shareholders or when the director retires from the Board. Information about the director nominees starts on page 7.

Appointment of Auditors

You will be asked to appoint Ernst & Young LLP (EY) as auditors of CIBC. EY has served as the auditors of CIBC since December 2002.

As part of its oversight responsibilities, the Audit Committee conducts an annual assessment of EY’s effectiveness and service quality. The Audit Committee’s assessment of EY’s effectiveness and service quality for the 2015 audit period considered such factors as (i) EY’s independence, objectivity and professional skepticism, (ii) the quality of their engagement team, (iii) the quality of their communications, and (iv) the overall quality of the service provided. The Audit Committee’s assessment also included a review of management’s evaluation. In addition, as a safeguard against the concern that the long tenure of the same external audit firm may create institutional familiarity threats that may impede the ability of the external auditor to exercise appropriate professional skepticism, the Audit Committee conducted its periodic comprehensive review of EY in 2015. The Audit Committee concluded that they were satisfied with the quality of audit services provided by EY.

The Board recommends that EY be appointed by shareholders as auditors of CIBC until the close of the next annual meeting of shareholders.

Fees for services provided by external auditors

The fees EY billed for professional services for the fiscal years ended October 31, 2015 and October 31, 2014, are set out below.

Fees Billed by EY
(unaudited, $ millions)	2015	2014
Audit fees(1)	15.9	14.2
Audit related fees(2)	3.2	2.0
Tax fees(3)	0.4	0.1
Other(4)	0.3	0.1
Total	19.8	16.4

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under standards of the Public Company Accounting Oversight Board (United States) (PCAOB).

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

(4)	Includes fees for non-audit services.

Pre-approval policy

The Audit Committee pre-approves work performed by CIBC’s auditors. This approval process is explained in CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors which is described

CIBC PROXY CIRCULAR	4

Business of the Meeting

under the heading “Pre-Approval Policies and Procedures” in CIBC’s Annual Information Form (AIF) dated December 2, 2015, and available at www.cibc.com.

Advisory Resolution on Executive Compensation Approach

As a shareholder, you have the opportunity to vote for or against an advisory resolution on CIBC’s approach to executive compensation. For information on CIBC’s approach to executive compensation and what the Board has done since the last annual meeting, see “Message to our Fellow Shareholders” and “Compensation Discussion and Analysis” beginning on page 29. The resolution is below:

RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular delivered in advance of the 2016 Annual and Special Meeting of Shareholders.

Your vote is advisory and is not binding on the Board. However, the Board and, in particular, the Management Resources and Compensation Committee review the results of the vote in assessing its approach to executive compensation decisions. The Board recommends that shareholders vote for the advisory resolution on CIBC’s approach to executive compensation.

Special Resolution to Amend By-Law No. 1 Regarding Directors’ Compensation

Under the Bank Act, CIBC’s by-laws must fix the maximum amount that directors can be paid for their services during a specified period of time. Section 2.6 of By-Law No. 1 fixes this amount at $4,000,000 for a fiscal year. Shareholders approved this amount at our annual meeting on February 26, 2004.

On December 3, 2015, the Board approved a change to Section 2.6 of By-Law No.1 to increase the maximum amount that directors can be paid for a fiscal year to $5,000,000. To be effective, the proposed by-law change requires confirmation by a special resolution of shareholders, approved by at least two-thirds of the votes cast in person or by proxy at our shareholder meeting.

The size of the Board increased to 17 directors to accommodate the appointment of three new directors in the last 12 months with a complement of skills and experiences that enhance the Board’s collective skill set and support CIBC’s strategic priorities. Expanding the Board well before the planned retirement of longer-term directors, as part of a planned approach to board renewal, allows seasoned peers to orient new directors to the Board’s responsibilities in an environment of increasing complexity in the business of banking and evolving regulatory change globally. The increase in the maximum amount that can be paid to directors provides flexibility for Board renewal and allows CIBC to continue to attract and retain strong candidates with the skills and experiences to act as directors of CIBC.

The Board recommends that shareholders vote FOR the following special resolution:

‘‘RESOLVED AS A SPECIAL RESOLUTION THAT:

The following amendment to and restatement of By-Law No. 1 is confirmed:

Section 2.6 is amended by deleting the reference to ‘$4,000,000’ and replacing it with ‘$5,000,000’ so that section 2.6 reads as follows:

‘2.6 Remuneration

To remunerate the directors for their services as such, there may be paid in each fiscal year from the funds of CIBC to and among the directors such amounts, not exceeding in the aggregate $5,000,000, and in such proportions between them as may be determined from time to time by the board of directors.’”

5	CIBC PROXY CIRCULAR

Business of the Meeting

Ordinary Resolution to Amend By-Law No. 1 Regarding Administrative Matters

On December 3, 2015, the Board passed a resolution to amend certain administrative provisions of CIBC’s by-laws and improve our governance practices. The changes to By-Law No. 1 are to: i) increase the quorum for Board meetings; ii) eliminate the Chair of the Board’s second or casting vote at Board meetings; and iii) increase the quorum for shareholder meetings. To be effective, each by-law change requires the confirmation of shareholders by ordinary resolution approved by a majority of the votes cast in person or by proxy at our shareholder meeting.

The Board recommends that shareholders vote FOR the following ordinary resolution:

“RESOLVED THAT:

The following amendments to and restatement of By-Law No. 1 are confirmed:

1.	Section 2.2 is amended by changing the word ‘Five’ to ‘A majority’ so that section 2.2 reads as follows:

‘2.2 Quorum

A majority of the directors, or such greater number as the board may from time to time determine, shall constitute a quorum for the transaction of business at a meeting of directors, providing that not more than one of whom shall be a full-time officer of the Bank.’

2.	Section 2.5 is amended by changing the words ‘shall be entitled’ to ‘shall not be entitled’ so that section 2.5 reads as follows:

‘2.5 Votes to Govern

At all meetings of the board or any committee of the board, every question shall be decided by a majority of the votes cast on the question. If there is an equal division on any question, the chairman of the meeting shall not be entitled to a second or casting vote.’

3.	Section 4.3 is amended by changing the number ‘10’ to ‘at least 2’ and adding the words ‘holding at least 25% of the shares entitled to vote at the meeting’ so that section 4.3 reads as follows:

‘4.3 Quorum

A quorum for the transaction of business at any meeting of shareholders shall be at least 2 persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled, holding at least 25% of the shares entitled to vote at the meeting.’”

Shareholder Proposals

There are two shareholder proposals to consider at our meeting. See Schedule A for the proposals and our responses.

The deadline for submitting shareholder proposals to be included in our Circular next year is November 19, 2016.

CIBC PROXY CIRCULAR	6

Business of the Meeting

Nominees for election as a Director

This section provides information on each person nominated for election as a director.

For detailed information about the nomination process, director term limits and diversity, see the Statement of Corporate Governance Practices – “Director Nomination Process”, “Director Tenure” and “Diversity and Inclusion” starting on page 68.

Each person being nominated was elected at the last annual meeting of shareholders on April 23, 2015, except Nanci Caldwell, who was appointed to the Board on December 4, 2015 and Christine Larsen, who is a new director nominee.

BRENT S. BELZBERG

Toronto, Ontario

Canada

Age: 65

Independent

Skills and Experience:

•Leadership

•Financial Services

•Financial Expertise

•Risk Management/Risk Governance

•Human Resources/ Compensation

•Corporate Responsibility

•Legal/Regulatory/Compliance

Mr. Belzberg is the founder and Senior Managing Partner of TorQuest Partners. Mr. Belzberg has over 30 years of executive management experience in finance, acquisitions, corporate restructuring and operations. He has served on the board of a number of TorQuest investee companies and is a director of Tandem Expansion Fund. Mr. Belzberg is also Chair of the Mount Sinai Hospital Foundation Board of Directors and is a member of the Investment Advisory Board to the president of the University of Toronto. Mr. Belzberg’s previous outside directorships include O&Y REIT, Four Seasons Hotels and Crescent School. Mr. Belzberg holds a Bachelor of Commerce (Honours) degree from Queen’s University and a J.D. degree from the University of Toronto.

2015 Meeting Attendance
Year Joined Board and Committees	Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
Board (2005)	9/9	1/1
Corporate Governance Committee (2009)	7/7	1/1
Management Resources and Compensation Committee (2008), Chair (2009 – 2014)	7/7	—

Other Public Board Directorships During Last Five Years	Current Board Committee Memberships
None

NANCI E. CALDWELL Woodside, California U.S.A. Age: 57 Independent Skills and Experience: •Leadership •Human Resources/Compensation •Corporate Responsibility •Information Technology •Marketing

Ms. Caldwell is a former Executive Vice-President and Chief Marketing Officer for PeopleSoft, Inc., a position she held from 2002 through 2004. Prior to joining PeopleSoft, Ms. Caldwell spent 19 years at Hewlett Packard Company in increasingly senior and executive sales and marketing roles in Canada and the U.S. Since 2005, Ms. Caldwell has served on a number of boards of both public and private technology companies and during 2005 and 2006 she worked as a project-based technology consultant. She has more than 25 years’ operating experience in the global technology and software industries. In addition to the public company directorships listed below, Ms. Caldwell served as a director on private company boards including RedPrairie, Inc., now known as JDA Software, LiveOps Inc., Sophos, plc and Network General Corporation. She has been a member of the Technology Advisory Board of Bridge Growth Partners, LLC since 2013. Ms. Caldwell has a Bachelor of Arts degree from Queen’s University and completed the University of Western Ontario’s Executive Marketing Management Program.

2015 Meeting Attendance
	Year Joined Board and Committees		Overall Attendance: n/a REGULAR Meetings	SPECIAL Meetings
	Board (December 2015)		—	—
	Risk Management Committee (January 2016)		—	—

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
	Citrix Systems, Inc.	2008 – present	Compensation (Chair)
	Equinix, Inc.	2015 – present

Former
	Deltek Systems Inc.	2007 – 2012
	JDA Software Inc.	2010 – 2012(1)
	TIBCO Software Inc.	2011 – 2014

(1)	Ceased to be a public company in 2012.

7	CIBC PROXY CIRCULAR

Business of the Meeting

GARY F. COLTER

Mississauga, Ontario

Canada

Age: 70

Independent

Skills and Experience:

•Leadership

•Financial Services

•Financial Expertise

•Risk Management/Risk Governance

•Human Resources/ Compensation

Mr. Colter is President of CRS Inc., a corporate restructuring and strategy management consulting company. Before establishing CRS Inc., Mr. Colter had over 34 years of executive experience (27 years as a partner) at KPMG Canada, during which he developed financial and accounting expertise while overseeing Canadian and global financial advisory services practices of KPMG. He served as Vice Chairman of KPMG Canada from 2001 to 2002, was Managing Partner of Global Financial Advisory Services, KPMG International from 1998 to 2000 and was Vice Chairman, Financial Advisory Services, KPMG Canada from 1989 to 1998. In addition to the public company directorships listed below, Mr. Colter is a director of Revera Inc. and is a member of its Corporate Governance and Compensation Committee, Audit Committee and Investment Committee. He was Chairman of the Board of Canadian Pacific Railway Limited from 2014 to 2015. Mr. Colter holds a Bachelor of Arts (Honours) degree from the University of Western Ontario, Ivey School of Business and is a Fellow Chartered Accountant.

2015 Meeting Attendance
Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
Board (2003)		9/9	1/1
Audit Committee (2003 – 2009) (2012)		8/8	—
Corporate Governance Committee (2003), Chair (2010 – January 2016)		7/7	1/1

Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Core-Mark Holding Company Inc.	2004 – present	Audit, Corporate Governance
Owens-Illinois Inc.	2002 – present	Compensation, Corporate Governance (Chair)

Former
Canadian Pacific Railway Limited	2012 – 2015

PATRICK D. DANIEL Calgary, Alberta Canada Age: 69 Independent Skills and Experience: •Leadership •Human Resources/ Compensation •Corporate Responsibility •Information Technology

Mr. Daniel is past President and Chief Executive Officer of Enbridge Inc., a position he held from 2001 to 2012. Prior to his appointment as President and CEO, he was a senior executive officer of Enbridge Inc. or its predecessor since 1994. Mr. Daniel is a past recipient of Canada’s Outstanding CEO of the Year award sponsored by The Caldwell Partners and chosen by an independent National Advisory Board. In addition to the public company directorships listed below, Mr. Daniel is a member of the North American Review Board of American Air Liquide Holdings, Inc. Mr. Daniel holds a Bachelor of Science degree from the University of Alberta and a Master of Science degree from the University of British Columbia.

2015 Meeting Attendance
	Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (2009)		9/9	1/1
	Corporate Governance Committee (April 2015)		3/3	1/1
	Management Resources and Compensation Committee (2012)		7/7	—

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
	Cenovus Energy Inc.	2009 – present	Audit, Human Resources and Compensation, Nominating and Corporate Governance
	Capital Power Corporation	2015 – present	Environment, Health and Safety

Former
	Enbridge Inc.	2000 – 2012

CIBC PROXY CIRCULAR	8

Business of the Meeting

LUC DESJARDINS

Toronto, Ontario

Canada

Age: 63

Independent

Skills and Experience:

•Leadership

•Financial Services

•Financial Expertise

•Human Resources/ Compensation

•Corporate Responsibility

•Legal/Regulatory/Compliance

•Public/Government Relations

•Information Technology

•Marketing

Mr. Desjardins is President and Chief Executive Officer of Superior Plus Corp., a public company based in Toronto, Ontario that provides energies, natural gas, electricity, oil and propane supply services as well as being a chemical company and construction products distributor. From 2008 to 2011, Mr. Desjardins was an equity partner at The Sterling Group, LP. From 2004 to 2008, Mr. Desjardins was President and Chief Executive Officer of Transcontinental Inc. In addition to the public company directorship noted below, Mr. Desjardins is a director of Gestion Jourdan SEC and a member of the World Presidents’ Organization. Mr. Desjardins holds a Master of Business Administration degree from Université du Québec à Montréal and is a graduate of the Harvard Business School Management Development Program.

2015 Meeting Attendance
Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
Board (2009)		9/9	1/1
Audit Committee (April 2015)		4/4	—
Management Resources and Compensation Committee (2009 – April 2015)		4/4	—

Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Superior Plus Corp.	2011 – present

VICTOR G. DODIG

Toronto, Ontario

Canada

Age: 50

Not Independent(1)

Skills and Experience:

•Leadership

•Financial Services

•Financial Expertise

•Risk Management/Risk Governance

•Human Resources/ Compensation

•Marketing

Mr. Dodig is President and Chief Executive Officer of CIBC. He joined CIBC in 2005 as Executive Vice-President, CIBC Wealth Management. In 2007, he became Executive Vice-President, Retail Distribution, and was appointed Group Head, Wealth Management in 2011. Mr. Dodig was named President and Chief Executive Officer and a member of CIBC’s Board of Directors in September 2014. He is Chair of the 30% Club Canada, a member of the Catalyst Canada Advisory Board, a member of the Royal Ontario Museum Board of Governors, and serves on the Board of Directors for the C.D. Howe Institute. Prior to joining CIBC, Mr. Dodig was Managing Director and Chief Executive Officer in Canada for UBS Global Asset Management, spent five years as Managing Director in Canada, the U.S. and the U.K. for Merrill Lynch and Company, and three years as a Management Consultant with McKinsey and Company. Mr. Dodig is a past recipient of Canada’s Top 40 Under 40 award. He holds a Master of Business Administration degree from Harvard University where he was a Baker Scholar, a Bachelor of Commerce degree from the University of Toronto (St. Michael’s College) and a Diploma from the Institut d’études politiques in Paris.

2015 Meeting Attendance
Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
Board (2014)		9/9	1/1

Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Former
The Bank of N.T. Butterfield & Son Limited	2011 – 2014

(1)	See “Director nominee independence” on page 16.

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Business of the Meeting

THE HONOURABLE GORDON D. GIFFIN

Atlanta, Georgia

U.S.A.

Age: 66

Independent

Skills and Experience:

•Leadership

•Financial Services

•Human Resources/ Compensation

•Legal/Regulatory/Compliance

•Public/Government Relations

Mr. Giffin is a Partner in the law firm, Dentons US LLP, based in Washington, D.C. and Atlanta, Georgia. He is chair of Dentons’ US Public Policy and Regulation practice and a co-chair of Dentons’ global Energy sector team. Mr. Giffin has been engaged in the practice of law or government service for more than 35 years. Mr. Giffin is Chair of the TransAlta Corporation Board and Lead Director at Canadian Natural Resources Limited. In addition to the public company directorships listed below, he is a member of the Council on Foreign Relations, on the Board of Trustees for The Carter Center and on the Board of Directors of Atlantic Trust Company, N.A. He is also a member of the McLarty Associates’ Board of Counselors and Senior Advisor, Canadian Practice. Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001. Mr. Giffin holds a Bachelor of Arts degree from Duke University and a J.D. degree from Emory University School of Law. He has also been awarded an honorary doctorate from the State University of New York.

2015 Meeting Attendance
Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
Board (2001)		9/9	1/1
Corporate Governance Committee (April 2015)		3/3	1/1
Management Resources and Compensation Committee (2008)		7/7	—

Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Canadian National Railway Company	2001 – present	Audit, Donations and Sponsorships, Human Resources and Compensation (Chair), Strategic Planning
Canadian Natural Resources Limited	2002 – present	Audit, Nominating, Governance and Risk (Chair)
Element Financial Corporation	2013 – present	Compensation and Corporate Governance
TransAlta Corporation	2002 – present

Former
Just Energy Group Inc.	2006 – 2015

Mr. Giffin was a director of AbitibiBowater Inc. from October 29, 2007 until his resignation on January 22, 2009. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the U.S. Bankruptcy Code, as amended, and sought creditor protection under the Companies’ Creditors Arrangement Act (CCAA) with the Superior Court of Québec in Canada.

LINDA S. HASENFRATZ Guelph, Ontario Canada Age: 49 Independent Skills and Experience: •Leadership •Human Resources/ Compensation •Corporate Responsibility

Ms. Hasenfratz is Chief Executive Officer of Linamar Corporation, a position she has held since 2002. Ms. Hasenfratz supports several not-for-profit entities as Vice Chair of the Royal Ontario Museum Board of Governors and a member of the Catalyst Canada Advisory Board. She is also the founding Chair of the Philanthropic Leaders Council – Guelph General Hospital. In addition to the public company directorships listed below, Ms. Hasenfratz is Chair of the Business Council of Canada (formerly known as Canadian Council of Chief Executives). Ms. Hasenfratz is a past recipient of Canada’s Top 40 Under 40 award, the Wilfrid Laurier Outstanding Leader award, the University of Manitoba 2014 International Distinguished Entrepreneur award, was named, four times, as one of the 100 Leading Women in the Automotive Industry, and, in 2014, was awarded the Ernst & Young Entrepreneur of the Year Award for both Ontario and Canada. Ms. Hasenfratz holds a Master of Business Administration degree from the Ivey School of Business at the University of Western Ontario and a Bachelor of Science (Honours) degree from the same institution.

2015 Meeting Attendance
	Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (2004)		9/9	1/1
	Management Resources and Compensation Committee (2004) Chair (2014)		7/7	—

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
	Faurecia	2011 – present	Appointments and Compensation
	Linamar Corporation	1998 – present

CIBC PROXY CIRCULAR	10

Business of the Meeting

KEVIN J. KELLY

Toronto, Ontario

Canada

Age: 60

Independent

Skills and Experience:

•Leadership

•Financial Services

•Risk Management/Risk Governance

•Human Resources/ Compensation

•Corporate Responsibility

•Legal/Regulatory/Compliance

•Public/Government Relations

•Marketing

Mr. Kelly is a Corporate Director. He was Lead Director of the Ontario Securities Commission from 2010 to 2012 and Commissioner from 2006 to 2010. He has more than 30 years’ experience in wealth and asset management in Canada and the U.S. Mr. Kelly was President and Chief Executive Officer of Bimcor Inc. from 1992 to 1996, President of Fidelity Canada from 1996 to 1997, President of Fidelity Investments Institutional Services Company from 1997 to 2000, President of Fidelity Brokerage Company in Boston from 2000 to 2003, and President and Co-Chief Executive Officer of Wellington West Capital, Inc. from 2004 to 2005. Mr. Kelly is a past director and Chair of the Foundation for Educational Exchange Between Canada and the United States of America (the Fulbright Scholarship Program). Mr. Kelly holds a Bachelor of Commerce degree from Dalhousie University.

2015 Meeting Attendance
Year Joined Board and Committees	Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
Board (2013)	9/9	1/1
Risk Management Committee (2013)	7/7	4/4

Other Public Board Directorships During Last Five Years	Current Board Committee Memberships
None

CHRISTINE E. LARSEN Montclair, New Jersey U.S.A Age: 54 Independent Skills and Experience: •Leadership •Financial Services •Human Resources/Compensation •Information Technology

Ms. Larsen is Executive Vice-President, Chief Operations Officer of First Data Corporation, a global payment technology solutions company with its executive offices in New York City, a position she has held since June 2013. Before joining First Data, Ms. Larsen was Executive Vice-President, Head of Process Improvement at JPMorgan Chase & Co. from 2012 to 2013, Head of Mortgage Servicing from 2011 to 2012, Chief Operating Officer, Treasury and Securities Services from 2009 to 2011, and Head of Shared Operations and Technology from 2006 to 2009. Before joining JPMorgan Chase, Ms. Larsen was at Citi for 12 years, serving in several leadership roles, including Head of Operations and Client Service for Smith Barney, Citi’s wealth management division, Co-head of Operations for the Global Corporate Investment Bank, and Head of Client Delivery for Global Transaction Services. Ms. Larsen is a member of the Board of Trustees of Syracuse University. She is also Chair of the Foundation Board of the Borough of Manhattan Community College (CUNY). Ms. Larsen was named one of the Most Influential Women in Payments for 2015. She holds a Master of Library Science degree from Syracuse University (University Fellow) and a Bachelor of Arts (Magna Cum Laude) degree from Cornell College.

2015 Meeting Attendance
	Year Joined Board and Committees	Overall Attendance: n/a REGULAR Meetings	SPECIAL Meetings
	Not currently a Board member	n/a	n/a

	Other Public Board Directorships During Last Five Years	Current Board Committee Memberships
None

11	CIBC PROXY CIRCULAR

Business of the Meeting

NICHOLAS D. LE PAN

Ottawa, Ontario

Canada

Age: 64

Independent

Skills and Experience:

•Leadership

•Financial Services

•Risk Management/Risk Governance

•Legal/ Regulatory/Compliance

•Public/Government Relations

Mr. Le Pan is a Corporate Director with extensive experience in financial services matters. Mr. Le Pan served as Superintendent of Financial Institutions for Canada from 2001 to 2006. From 1997 to 2000, Mr. Le Pan led the OSFI Supervision Sector, including the supervision programs for banks and other deposit-taking institutions. Mr. Le Pan has been involved in various international and Canadian regulatory coordination efforts, including as Chairman of the Basel Accord Implementation Group and Vice Chairman of the Basel Committee on Banking Supervision. He is Chair of the Canadian Public Accountability Board, which regulates auditors of public companies. In 2013/2014, Mr. Le Pan was actively involved in Group of Thirty reports making recommendations for a new paradigm for relations between bank supervisors and boards of directors, for enhanced oversight of risk culture and for enhancing culture and conduct in systemically important banks. Mr. Le Pan holds a Bachelor of Arts (Honours) degree in Economics from Carleton University and a Master of Arts degree in Economics from the University of Toronto.

2015 Meeting Attendance
Year Joined Board and Committees	Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
Board (2008)	9/9	1/1
Corporate Governance Committee (2010 – April 2015)	4/4	—
Risk Management Committee (2008), Chair (2010 – April 2015)	7/7	4/4

Other Public Board Directorships During Last Five Years	Current Board Committee Memberships
None

THE HONOURABLE

JOHN P. MANLEY

P.C., O.C.

Ottawa, Ontario

Canada

Age: 66

Independent

Skills and Experience:

•Leadership

•Financial Expertise

•Corporate Responsibility

•Legal/Regulatory/Compliance

•Public/Government Relations

Mr. Manley, Chair of the Board of CIBC, is also President and Chief Executive Officer of the Business Council of Canada (formerly known as the Canadian Council of Chief Executives). He has held this position since January 2010. From 2004 to 2009, Mr. Manley was Counsel, McCarthy Tétrault LLP. Throughout more than 15 years of public service, Mr. Manley held several senior portfolios in the Canadian federal government serving as Minister of Industry, Minister of Foreign Affairs, Minister of Finance and Deputy Prime Minister. In addition to the public company directorships listed below, Mr. Manley is a director of the Business Council of Canada and MaRS Discovery District. He is also Honorary Chair of the Board of Directors of The Canadian Council for Public-Private Partnerships, a member of the Catalyst Canada Advisory Board, a member of the 30% Club Canada, and a member of the Advisory Board of Bridge Growth Partners, LLC. Mr. Manley holds a Bachelor of Arts degree from Carleton University and a J.D. degree from the University of Ottawa. He has also been awarded honorary doctorates from the University of Toronto, the University of Ottawa, Carleton University, the University of Western Ontario and the University of Windsor.

2015 Meeting Attendance
Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
Board (2005), Chair of the Board (April 2015)		9/9	1/1
Audit Committee (2005 – 2007) (2008 – April 2015)		5/5	—
Corporate Governance Committee (2009 – April 2015)		4/4	—

Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
CAE Inc.	2008 – present	Corporate Governance (Chair), Human Resources
TELUS Corporation	2012 – present	Audit, Corporate Governance

Former
Canadian Pacific Railway Limited	2006 – 2013

Mr. Manley was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively the Nortel Companies) from May 26, 2004 to August 10, 2009 when he resigned. On March 10, 2006, the Nortel Companies announced the need to restate certain of their previously reported financial results and the resulting delay in filing certain 2005 financial statements by the required filing dates. On April 10, 2006, the Ontario Securities Commission (OSC) issued a final management cease trade order prohibiting all of the directors, officers and certain current and former employees, including Mr. Manley, from trading in securities of the Nortel Companies until two business days following receipt by the OSC of all the filings the Nortel Companies were required to make under Ontario securities laws. The British Columbia Securities Commission (BCSC) and Autorité des marchés financiers (AMF) issued similar orders. Effective June 8, 2006, the OSC lifted the cease trade order. Shortly thereafter, the BCSC and the AMF lifted their cease trade orders. On January 14, 2009, the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East.

CIBC PROXY CIRCULAR	12

Business of the Meeting

JANE L. PEVERETT

West Vancouver,

British Columbia

Canada

Age: 57

Independent

Skills and Experience:

•Leadership

•Financial Services

•Financial Expertise

•Legal/Regulatory/Compliance

•Public/Government Relations

Ms. Peverett is a Corporate Director. She was President and Chief Executive Officer of British Columbia Transmission Corporation (BCTC) from 2005 to 2009 and Chief Financial Officer of BCTC from 2003 to 2005. Ms. Peverett was with Westcoast Energy Inc. from 1988 to 2003, where she held progressively senior finance, regulatory and executive roles. In 2001, Ms. Peverett was appointed President and Chief Executive Officer of Union Gas Limited, becoming the first woman president of a natural gas utility in Canada. In addition to the public company directorships listed below, Ms. Peverett is a director of Associated Electric & Gas Insurance Services Limited (AEGIS). Ms. Peverett is a past, two time, recipient of the PEAK award honouring women’s excellence in the field of finance, was named by RaderEnergy as one of the 50 Key Women in Energy on a Global Basis, and was named one of the Influential Women in Business in Vancouver. Ms. Peverett holds a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is a Certified Management Accountant and a Fellow of the Society of Management Accountants.

2015 Meeting Attendance
Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
Board (2009)		9/9	1/1
Audit Committee (2009), Chair (2014)		8/8	—

Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Encana Corporation	2003 – present	Audit (Chair), Nominating and Corporate Governance, Reserves
Hydro One Inc.	2015 – present	Human Resources, Nominating Public Policy & Regulatory (Chair)
Northwest Natural Gas Company	2007 – present	Organization and Executive Compensation, Public Affairs and Environmental Policy

Former
Postmedia Network Canada Corp.	2013 – 2015

KATHARINE B. STEVENSON Toronto, Ontario Canada Age: 53 Independent Skills and Experience: •Leadership •Financial Services •Financial Expertise •Risk Management/Risk Governance •Information Technology

Ms. Stevenson is a Corporate Director who serves on a variety of corporate and not-for-profit boards. She was a senior financial executive with Nortel Networks Corporation from 1995 to 2007, serving as global treasurer from 2000 to 2007. Prior to joining Nortel Networks Corporation, Ms. Stevenson held various progressively senior finance roles in investment and corporate banking at J.P. Morgan & Company, Inc. She was with J.P. Morgan from 1984 to 1995. Ms. Stevenson is a director of the public companies listed below. Ms. Stevenson holds a Bachelor of Arts degree (Magna Cum Laude) from Harvard University and is a member of the Institute of Corporate Directors with the designation ICD.D.

2015 Meeting Attendance
	Year Joined Board and Committees		Overall Attendance: 95% REGULAR Meetings	SPECIAL Meetings
	Board (2011)		8/9	1/1
	Audit Committee (2013)		8/8	—
	Corporate Governance Committee (April 2015), Chair (January 2016)		3/3	1/1

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
	CAE Inc.	2007 – present	Audit (Chair)
	Open Text Corporation	2008 – present	Audit
	Valeant Pharmaceuticals International, Inc.	2010 – present	Audit and Risk, Special Finance

Former
	Afexa Life Sciences Inc.	2011 – 2011

13	CIBC PROXY CIRCULAR

Business of the Meeting

MARTINE TURCOTTE

Verdun, Québec

Canada

Age: 55

Independent

Skills and Experience:

•Leadership

•Corporate Responsibility

•Legal/Regulatory/Compliance

•Public/Government Relations

•Information Technology

Ms. Turcotte is Vice Chair, Québec of BCE Inc. and Bell Canada, a position she has held since 2011. In her current role, Ms. Turcotte is responsible for driving the company’s business, government and community investment initiatives across Québec. Prior to becoming Vice Chair, Ms. Turcotte was Chief Legal Officer of BCE from 1999 to 2008 and of Bell Canada from 2003 to 2008. She was Executive Vice-President and Chief Legal & Regulatory Officer of BCE and Bell Canada from 2008 to 2011. Ms. Turcotte has more than 25 years of strategic, legal and regulatory experience at Bell related companies. In addition to the public company directorships listed below, Ms. Turcotte is Chair of the Board of Trade of Metropolitan Montreal and Théâtre Espace Go Inc. as well as a member of the Board of Governors of McGill University, Quartier de l’Innovation, Montréal’s 375th anniversary and Montréal en Lumière. Ms. Turcotte is a past recipient of the Canadian General Counsel Lifetime Achievement award, was inducted to the Hall of Fame of the Top 100 Most Powerful Women in Canada and received the title of Advocatus Emeritus from the Québec Bar Association for professional excellence. Ms. Turcotte holds a Bachelor degree in Civil Law and Common Law from McGill University and a Master of Business Administration degree from the London Business School.

2015 Meeting Attendance
Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
Board (2014)		9/9	1/1
Corporate Governance Committee (April 2015)		3/3	0/1
Risk Management Committee (2014)		7/7	4/4

Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Empire Company Limited	2012 – present	Audit, Corporate Governance, Nominating
Sobeys Inc.	2012 – present	Audit, Corporate Governance, Nominating

Former
Bell Aliant Inc.(1)	2011 – 2014

(1)	Ceased to be a public company in 2014.

RONALD W. TYSOE

Cincinnati, Ohio

U.S.A.

Age: 62

Independent

Skills and Experience:

•Leadership

•Financial Expertise

•Risk Management/ Risk Governance

•Human Resources/ Compensation

•Legal/Regulatory/Compliance

Mr. Tysoe is a Corporate Director. He was a Senior Advisor  with Perella Weinberg Partners LP, a financial services firm, from 2006 to 2007, Vice Chair of Macy’s Inc. (formerly Federated Department Stores, Inc.) from 1990 to 2006, and served as Chief Financial Officer of Federated Department Stores, Inc. from 1990 to 1997. Mr. Tysoe is a director of the public companies listed below. Mr. Tysoe holds both a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of British Columbia.

2015 Meeting Attendance
Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
Board (2004)		9/9	1/1
Corporate Governance Committee (2009 – April 2015)		4/4	—
Risk Management Committee (2014), Chair (April 2015)		7/7	4/4

Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Cintas Corporation	2008 – present	Audit (Chair), Nominating and Corporate Governance
J. C. Penney Company, Inc.	2013 – present	Committee of the Whole, Finance and Planning, Human Resources and Compensation (Chair)
Scripps Networks Interactive Inc.	2008 – present	Audit (Chair), Compensation
Taubman Centers, Inc.	2007 – present	Audit, Compensation, Executive

Former
Pzena Investment Management, Inc.	2008 – 2013

CIBC PROXY CIRCULAR	14

Business of the Meeting

BARRY L. ZUBROW

Far Hills, New Jersey

U.S.A.

Age: 62

Independent

Skills and Experience:

•Leadership

•Financial Services

•Financial Expertise

•Risk Management/Risk Governance

•Corporate Responsibility

•Legal/Regulatory/Compliance

•Public/Government Relations

Mr. Zubrow is President of investment-management firm ITB LLC, a position he has held since 2003. He is also a lecturer at the University of Chicago Law School. Mr. Zubrow is a former senior executive at JPMorgan Chase & Co. and The Goldman Sachs Group, Inc., with more than 35 years of financial services experience. At JPMorgan he served as Head of Corporate & Regulatory Affairs from January 2012 to 2013 and Chief Risk Officer from 2007 to 2012. At Goldman Sachs he served as Partner from 1988 to 2003, Chief Administrative Officer and Head of Operations and Administration Division from 1997 to 2003, and Chief Credit Officer from 1994 to 1999. In addition to the public company noted below, Mr. Zubrow serves on the Advisory Board of the Promontory Financial Group, is a director of the Juvenile Law Center and Berklee College of Music and is a member of the Council on Foreign Relations. Mr. Zubrow holds a Bachelor of Arts degree from Haverford College and is an Emeritus Manager of the Board of Managers, a Master of Business Administration degree from the University of Chicago Graduate School of Business and a J.D. degree from the University of Chicago Law School.

2015 Meeting Attendance
Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
Board (April 2015)		7/7	—
Risk Management Committee (April 2015)		3/3	1/1

Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Arc Logistics Partners LP	2013 – present

Board and committee meeting frequency and overall attendance for fiscal 2015

Below is a summary of overall attendance at Board and committee meetings in fiscal 2015. Average attendance of all directors at regular Board and committee meetings was 99%. For individual director attendance, see the director’s biographical information starting on page 7. For detail on director attendance expectations, see the Statement of Corporate Governance Practices – “Director Nomination Process – Meeting attendance record” on page 70.

Board and Committees	Number of Meetings		Overall Attendance at Regular Meetings
	Regular	Special
Board	9(1)	1	99%
Audit Committee	8	0	100%
Corporate Governance Committee	7	1	100%
Management Resources and Compensation Committee	7	0	100%
Risk Management Committee	7	4	100%

(1)	Board meetings held over two days are counted as one meeting. In previous reporting, they were counted as two meetings.

Director attendance at the annual meeting of shareholders

CIBC encourages each member of the Board to attend its annual meeting of shareholders. At our last annual meeting, held on April 23, 2015, all but one of the director nominees attended.

2015 Director voting result

The 2015 voting results for directors who are standing for re-election are set out below. Voting results were posted on www.cibc.com and www.sedar.com immediately after the 2015 annual meeting.

Director	Votes Cast in Favour (%)	Director	Votes Cast in Favour (%)	Director	Votes Cast in Favour (%)	Director	Votes Cast in Favour (%)
Brent S. Belzberg	97.40	Victor G. Dodig	99.68	Nicholas D. Le Pan	99.40	Martine Turcotte	99.29
Gary F. Colter	97.60	Gordon D. Giffin	92.37	John P. Manley	98.60	Ronald W. Tysoe	98.05
Patrick D. Daniel	97.54	Linda S. Hasenfratz	85.02	Jane L. Peverett	98.92	Barry L. Zubrow	99.71
Luc Desjardins	86.34	Kevin J. Kelly	99.79	Katharine B. Stevenson	99.27

15	CIBC PROXY CIRCULAR

Business of the Meeting

Director nominee independence

The Board determined that each director nominee is independent except Victor Dodig because he is President and Chief Executive Officer of CIBC.

All members of the Board committees are independent under the Board’s independence standards. These standards comply with the Bank Act Affiliated Persons Regulations, the New York Stock Exchange (NYSE) corporate governance rules and Canadian Securities Administrators (CSA) director independence rules and are available at www.cibc.com. For detailed information about how the Board determines director independence, see the Statement of Corporate Governance Practices – “Director Independence” on page 66.

Director nominee skills and experience

The table below shows skills and experience of our director nominees in areas the Board considers important to CIBC. An explanation of each area is after the table.

Skills and Experience
Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Services	✓		✓		✓	✓	✓		✓	✓	✓		✓	✓			✓
Financial Expertise	✓		✓		✓	✓						✓	✓	✓		✓	✓
Risk Management/Risk Governance	✓		✓			✓			✓		✓			✓		✓	✓
Human Resources / Compensation	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓						✓
Corporate Responsibility	✓	✓		✓	✓			✓	✓			✓			✓		✓
Legal / Regulatory / Compliance	✓				✓		✓		✓		✓	✓	✓		✓	✓	✓
Public / Government Relations					✓		✓		✓		✓	✓	✓		✓		✓
Information Technology		✓		✓	✓					✓				✓	✓
Marketing		✓			✓	✓			✓

Leadership: Broad business experience through a senior level position in a major company or organization.

Financial Services: Experience in the financial services industry or experience overseeing complex financial transactions and investment management.

Financial Expertise: Expertise is based on the definition of “financial expert” and “Audit Committee Financial Expert” under Canadian and U.S. securities laws.

Risk Management: Experience in managing risk or being responsible for a risk management function, particularly at a financial institution, including an understanding of current risk management principles and practices, as applied to financial institutions.

Risk Governance: An understanding of the Board’s role in the oversight of risk management principles and practices, including an understanding of current risk governance principles and practices and regulatory expectations regarding risk governance oversight.

Human Resources / Compensation: An understanding of the principles and practices relating to human resources and/or actual experience in managing or overseeing human resources, including experience in: compensation plan design and administration; leadership development/talent management; succession planning; and compensation decision-making, including risk-related aspects of compensation.

Corporate Responsibility: Experience or knowledge in social, environmental or governance matters which impact businesses, communities and other stakeholders.

Legal / Regulatory / Compliance: Training and/or experience in law and compliance for complex regulatory regimes.

Public / Government Relations: Experience in public policy and government relations.

Information Technology: Knowledge base and experience, including an understanding of industry leading information technology governance frameworks, or current and emerging IT industry trends and threats.

Marketing: Experience as a senior executive in a major retail customer products, services or distribution company.

CIBC PROXY CIRCULAR	16

Board Committee Reports

CIBC’s Board of Directors has established four committees and approved a mandate for each: Audit Committee, Corporate Governance Committee, Management Resources and Compensation Committee and Risk Management Committee. Each committee is satisfied that it fulfilled its mandate during fiscal 2015 and reports below on its structure, mandate and key activities.

Report of the Audit Committee

The Audit Committee has voluntarily provided a report on page 19 that addresses specific matters which the U.S. Securities and Exchange Commission (SEC) considers important.

MANDATE Find the Committee Mandate and Committee Chair Mandate at www.cibc.com

The primary functions of the Audit Committee are to: fulfill responsibilities for reviewing the integrity of CIBC’s financial statements, management’s discussion and analysis (MD&A) and internal control over financial reporting; monitor the system of internal control; monitor compliance with legal and regulatory requirements as they relate to the Audit Committee mandate; select the external auditors for shareholder approval; review the qualifications, independence and performance of the external auditors; review the qualifications, independence and performance of the internal auditors; and act as the audit committee for certain federally regulated subsidiaries. The Audit Committee has the ultimate responsibility for the internal audit function and oversees its performance.

The Audit Committee reviews, approves and/or recommends for Board approval:

•   Financial Reporting

✓  Integrity of CIBC’s financial statements and financial disclosures

✓  Annual and interim consolidated financial statements and MD&A and AIF

✓  External auditors’ report on the consolidated financial statements

✓  Any material changes in accounting policies and practices

•   External Auditors

✓  Guidelines on hiring employees from the external auditors

✓  External auditors’ scope, terms of engagement and annual audit plan

✓  Selection and recommendation of external auditors, for appointment by shareholders

✓  Annual assessment of the qualifications, performance, effectiveness and service quality of the external auditors and the lead partner, considering:

–   their independence, objectivity and professional skepticism;

–   the quality of the engagement team;

–   the quality of their communications and interactions; and

–   the quality of their service.

✓  External auditors’ compensation

✓  External auditors’ annual report on their internal quality-control procedures

✓  Periodic comprehensive review of the external auditor at least every five years

✓  Rotation of auditors’ lead partner

•   Internal Audit Function

✓  Internal Audit organizational framework and charter

✓  Appointment or removal of Chief Auditor

✓  Mandate, goals, effectiveness and independence of Chief Auditor and the Internal Audit function

✓  Internal auditors’ annual audit plan including scope, the overall risk assessment methodology and overall design and operating effectiveness of internal control, risk management and governance systems and processes

✓  Periodic independent third party assessment of Internal Audit function

17	CIBC PROXY CIRCULAR

Board Committee Reports

•   Finance Function

✓  Finance organizational framework

✓  Appointment or removal of Chief Financial Officer (CFO)

✓  Mandate and goals of CFO and the effectiveness of CFO and the Finance function

✓  Periodic independent third party assessment of Finance function

•   Internal Controls

✓  Monitor internal control systems

✓  Effectiveness of the design and operation of internal control systems

✓  Fraud prevention and detection program

✓  Business continuity management and insurance programs

•   Whistleblowing Procedures

✓  Establishment of procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters

•   Succession Planning

✓  Succession plans for the CFO, the Chief Auditor and the Chief Compliance Officer (CCO)

2015 ACTIVITIES

Oversight of Risk Relating to Control Environment: The Committee continued to oversee significant areas of risk relating to the overall control environment of CIBC, including coordination between the Committee and the Risk Management Committee on the reporting of deficiencies and the monitoring of the effectiveness of the three lines of defence model.

Oversight of Control Functions: The Committee continued to monitor the effectiveness of Compliance, Internal Audit and Finance, with particular emphasis on succession planning, and the compliance by these functions with regulatory expectations. The Committee reviewed communications from regulators and closely monitored the adequacy of management’s response.

Oversight of Regulatory Developments: The Committee continued to monitor regulatory developments and guidance from OSFI, global regulators and the Basel Committee on Banking Supervision, including the incorporation of enhanced measures for the annual assessment of the external auditor, updates from internal stakeholders on the effect of evolving regulatory expectations on CIBC’s businesses, as well as regular briefings on the results of regulatory reviews and benchmarking exercises.

Oversight of International Financial Reporting Standards (IFRS): The Committee continued its oversight of new IFRS standards and emerging IFRS accounting developments.

Director Development: See page 74 for the Committee’s participation in ongoing director education during 2015.
MEMBERSHIP

Each Committee member is independent and “financially literate” as required by the NYSE and the CSA and is an “audit committee financial expert” under the SEC rules. Individual biographical information is on pages 7 to 15.

•     J.L. Peverett, Chair

•     G.F. Colter

•     L. Desjardins

•     K.B. Stevenson

CIBC PROXY CIRCULAR	18

Board Committee Reports

Audit Committee report regarding SEC matters

Management has primary responsibility for CIBC’s financial statements and the overall reporting process, including CIBC’s system of internal controls. The external auditors, EY, are responsible for performing an independent audit of CIBC’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB, and an independent audit of internal control over financial reporting in accordance with the standards of the PCAOB. These audits serve as a basis for the auditors’ opinions included in the Annual Report addressing whether the consolidated financial statements fairly present CIBC’s financial position, results of operations, and cash flows in conformity with IFRS as issued by the International Accounting Standards Board. The Audit Committee’s responsibility is to monitor and oversee these processes.

The Audit Committee has reviewed and discussed the audited consolidated financial statements with management. In addition, the Audit Committee discussed with EY the matters required to be discussed by the PCAOB’s Statement on Auditing Standards No. 16 (Communications With Audit Committees) and Canadian Auditing Standard 260 (Communication With Those Charged With Governance) including matters relating to the conduct of the audit of CIBC’s consolidated financial statements and the assessment of the effectiveness of CIBC’s internal control over financial reporting under Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

EY provided to the Audit Committee the written disclosures and letter from EY required by Rule 3526 of the PCAOB and the Audit Committee has discussed with EY its independence from CIBC. The formal written statement describes all relationships between EY and CIBC including a written confirmation that EY is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario) and are independent public accountants with respect to CIBC within the meaning of U.S. federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the U.S. Sarbanes-Oxley Act of 2002, and in compliance with Rule 3520 of the PCAOB.

Based on this review and these discussions, the Audit Committee recommended to the Board that the audited consolidated financial statements be filed with Canadian securities regulators on SEDAR and included in CIBC’s annual report on Form 40-F for the year ended October 31, 2015 for filing with the SEC. The Audit Committee also approved, subject to shareholder appointment, the selection of EY as CIBC’s external auditors.

This report has been adopted and approved by the members of the Audit Committee: Jane L. Peverett, Chair, Gary F. Colter, Luc Desjardins and Katharine B. Stevenson.

Multiple audit committee service

No member of CIBC’s Audit Committee may be on the audit committee of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to serve effectively on CIBC’s Audit Committee. Ms. Stevenson is a member of the audit committee at CIBC and three other public companies. The Board determined that Ms. Stevenson’s simultaneous service on the audit committee of three other public companies does not impair her ability to serve effectively on CIBC’s Audit Committee.

The Board based its determination on several factors: attendance and active participation in all CIBC Audit Committee meetings; financial literacy; qualifications as an audit committee financial expert; efforts to stay current on emerging issues for audit committees; participation in continuing education programs on accounting standards, audit committee activities and risk; and finance skills and experience that enhance her ability to serve on CIBC’s Audit Committee. She has a Bachelor of Arts (Magna Cum Laude) from Harvard University and acted as Treasurer for seven years at Nortel Networks Corporation. Ms. Stevenson is able to manage the time demands associated with her

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Board Committee Reports

board and committee responsibilities, in part, because the companies for which she acts as an audit committee member have year ends different from CIBC’s year end. In addition, she has committed to a career as a corporate director and does not have full-time employment. Ms. Stevenson has contributed to fulfilling the Audit Committee’s responsibilities and participated effectively as a member of the Board and other committees of the Board. The Board’s determination is supported by the annual Board effectiveness evaluation. A brief biography of Ms. Stevenson is on page 13 of this Circular.

Report of the Corporate Governance Committee

The Corporate Governance Committee has provided the Statement of Corporate Governance Practices starting on page 63, which describes the governance framework that guides the Board and management in fulfilling its obligations.

MANDATE Find the Committee Mandate and Committee Chair Mandate at www.cibc.com

The primary function of the Corporate Governance Committee is to assist the Board in fulfilling its corporate governance oversight responsibilities.

The Corporate Governance Committee reviews, approves and/or recommends for Board approval:

•   Oversight of Corporate Governance Matters

✓  Corporate governance framework and activities

✓  Processes for administering CIBC’s Disclosure Policy

✓  Corporate governance disclosure

•   Composition and Performance of the Board and its Committees

✓  Nomination of directors to the Board and Board committees

✓  Removal of a director from a Board committee

•   Criteria for Director and Committee Member Selection

✓  Oversight of director development program

✓  Performance goals for the Chair of the Board

✓  Director remuneration

✓  Mandates of the Board, committees, Chief Executive Officer (CEO), Chair of the Board and committee chairs

✓  Performance evaluation of the Board, the directors, each committee and the Chair of the Board

✓  Evaluate director independence and director independence criteria

✓  Criteria for the tenure of directors

✓  Effectiveness of management reports to the Board and Board committees

•   Chair of the Board Succession

✓  Succession and emergency preparedness planning process for the Chair of the Board

•   Conflicts of Interest and Conduct Review

✓  Policies, practices and procedures relating to self-dealing and conflicts of interest

✓  Compliance with CIBC’s Code of Conduct for Employees and Contingent Workers and Code of Ethics for Directors

✓  Policies and procedures relating to reputation risk (including policies, procedures and reports relating to customer complaints, privacy related risks and incidents, and Board and employee compliance with the Code of Ethics for Directors or Code of Conduct for Employees and Contingent Workers) to promote accurate, timely and broadly disseminated disclosure of material information about CIBC and its efforts to conduct its business in an ethical and socially responsible manner

✓  Act as the conduct review committee for CIBC and certain federally regulated subsidiaries

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Board Committee Reports

2015 ACTIVITIES

Board and Committee Succession Planning: The Committee continued to focus on identifying the best candidates to enhance the composition of the Board and address planned vacancies. An external advisor assisted the Committee in recruiting two director candidates with strong information technology experience. Nanci Caldwell was appointed to the Board effective December 4, 2015. Christine Larsen is a new director nominee. See pages 7 and 11 for biographical information on Ms. Caldwell and Ms. Larsen. The Committee continued to further gender diversity by recommending the appointment of Katharine Stevenson as Chair of the Corporate Governance Committee effective January 1, 2016.

Board’s Framework for Stakeholder Engagement: The Committee expanded dialogue with regulators, shareholders and proxy advisory firms. Discussion topics with these stakeholders included the CEO succession planning process, Say on Pay, executive compensation, and board composition. Through ongoing dialogue and correspondence with shareholders and governance advocates with the Chair of the Board and committee chairs, the Board remains current on and responsive to the views of CIBC’s stakeholders on governance matters.

Board Gender Diversity: The Committee enhanced the Board Gender Diversity Policy by changing its target from “25% to 30%” women on the Board by 2017 to “at least 30%” women on the Board by 2017. Currently, CIBC’s Board is comprised of 31% women. If the director nominees named in this Circular are elected by shareholders, CIBC’s Board will consist of 35% women.

Director Development: See page 74 for the Committee’s participation in ongoing director education during 2015.

MEMBERSHIP	Each Committee member is independent. Individual biographical information is on pages 7 to 15. • K.B. Stevenson, Chair • B.S. Belzberg • G.F. Colter • P.D. Daniel • G.D. Giffin • M. Turcotte

Report of the Management Resources and Compensation Committee

The Chair of the Management Resources and Compensation Committee and the Chair of the Board have written a letter to shareholders about CIBC’s approach to executive compensation, beginning on page 29 of this Circular.

MANDATE Find the Committee Mandate and Committee Chair Mandate at www.cibc.com

The primary function of the Management Resources and Compensation Committee is to assist the Board in fulfilling its governance and supervisory responsibilities for strategic oversight of CIBC’s human capital, including organizational effectiveness, leadership development, succession planning and compensation. The Committee is responsible for the alignment of compensation with CIBC’s strategy of building a strong, innovative and relationship-oriented bank, as well as CIBC’s risk appetite and control framework.

The Management Resources and Compensation Committee reviews, approves and/or recommends for Board approval:

•   Performance, Compensation and Employment Arrangements

✓  Performance goals and measures for the CEO, Executive Committee (EXCO) and other key officers

✓  Performance evaluation and compensation for the CEO, EXCO and other key officers

✓  CEO and senior executive appointments and employment arrangements, including compensation, for anyone at the level of Executive Vice-President and above or with total direct compensation above a certain level

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•   Succession Planning and Executive Development

✓  Succession plans for the CEO, EXCO and other key officers

✓  Progress on broad-based leadership development initiatives and specific development plans of succession candidates for key leadership roles

•   Compensation

✓  Amendments to compensation philosophy, principles, material policies, practices and plans

✓  An independent report on material compensation plans to assess whether the plans operate as intended and compensation paid is appropriate based on actual business performance and risk

✓  Alignment of compensation with business performance and risk

✓  With risk input, annual incentive compensation and allocations for functional groups, strategic business units and key lines of business

✓  Equity ownership guidelines and actual holdings for all executives and Managing Directors (MDs) in Wealth Management and Capital Markets

•   Benefits and Perquisites

✓  Pension investment performance, material risks, beneficiary payments and governance

✓  New plans or material amendments to existing plans

✓  Executive perquisites

•   Internal Controls, Regulatory Compliance and Human Resources Risks

✓  Management’s assessment of significant human resources risks and effectiveness of related internal controls

✓  Material organizational changes and changes that impact key control functions, including Internal Audit, Finance, Legal, Compliance and Risk Management

✓  Compliance with the Financial Stability Board’s principles and standards and other regulatory requirements in the jurisdictions in which CIBC operates

•   Disclosure

✓  Executive compensation disclosure in the Circular

2015 ACTIVITIES

CEO Succession and Talent Management: The Committee continued to invest significant time on talent management and succession planning. In addition to a focus on advancing CIBC’s talent strategy, the Committee and the Board regularly review the progress on evolving CIBC’s corporate culture and ensuring that employee engagement fosters a diverse and inclusive workplace.

With the changes in senior leadership during 2015, the Committee spent time with the CEO on refreshing succession plans, ensuring a robust process is in place to develop key talent for CIBC’s current and future leadership needs.

CEO and EXCO Compensation: The Committee set challenging, stakeholder-aligned performance goals and measures for EXCO members, ensuring variability of realizable pay based on performance while continuing to motivate our leaders to deliver long-term shareholder value within our risk appetite. In 2015, we also increased executive ownership by raising equity deferral rates and switching from cash payout to re-investment of dividends on unvested share units.

For fiscal 2016, the target-based program in place for the CEO and EXCO will be extended to all executives and MDs. In addition, common performance measures will be used for funding the executive compensation incentive pool to create stronger and broader alignment of total executive pay with bank performance.

Director Development: See page 74 for the Committee’s participation in ongoing director education during 2015.

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Board Committee Reports

MEMBERSHIP	Each Committee member is independent. Individual biographical information is on pages 7 to 15. • L.S. Hasenfratz, Chair • B.S. Belzberg • P.D. Daniel • G.D. Giffin

Report of the Risk Management Committee

MANDATE Find the Committee Mandate and Committee Chair Mandate at www.cibc.com

The primary function of the Risk Management Committee is to oversee CIBC’s management of the risks it takes in pursuit of its business objectives. This includes assisting the Board in fulfilling its responsibilities for approving and overseeing implementation of the CIBC, Strategic Business Unit (SBU) and infrastructure Risk Appetite Statements, reviewing alignment of strategic plans with risk appetite, and overseeing CIBC’s risk profile in the context of its risk appetite. The Committee is also responsible for oversight regarding CIBC’s framework of risk policies and limits and other controls for effectively managing its principal business risks.

•   Principal Business Risks

The Risk Management Committee reviews, approves and/or recommends for Board approval:

✓  CIBC, SBU and infrastructure Risk Appetite Statements

✓  CIBC’s risk limits and key risk policies for management of credit and investment, funding and liquidity, and market risks, as well as CIBC’s operational risk management framework

✓  CIBC’s delegation of risk authorities to management, and all transactions outside delegated risk authorities

✓  CIBC’s capital plan and policies

The Risk Management Committee monitors, on a regular basis:

✓  Alignment of strategic plans with risk appetite

✓  Risk profile and alignment with risk appetite

✓  Management’s assessment of information technology related risks, including cyber security

✓  Top and emerging risk issues and trends

✓  Management stress tests in relation to capital adequacy

•   Reputation and Legal Risks, Outsourcing, New Initiatives

The Risk Management Committee reviews:

✓  The Reputation Risk Management Framework, which describes how CIBC safeguards its reputation through the pro-active identification and management of potential reputation risk

✓  CIBC’s sourcing and supplier governance policy and key outsourcing arrangements

✓  Crisis management and associated decision-making processes, policies, tests and approaches developed regarding CIBC’s recovery and resolution plans

✓  Risk assessment processes relative to new strategies, products or services

✓  Management’s compliance with laws and regulations as they relate to the mandate of the Committee

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Board Committee Reports

•   Risk Management and Compliance Functions

The Risk Management Committee oversees:

✓  Mandate and goals of the Chief Risk Officer (CRO) and the CCO, and the effectiveness of the CRO and the CCO

✓  Organizational framework for CIBC’s independent risk management and compliance functions and their effectiveness

✓  Staff resourcing and financial plans

✓  Annual Compliance plan including staff resourcing and financial plans

✓  Succession plans for the CRO and CCO

✓  Risk input into compensation decisions of the Management Resources and Compensation Committee and any other risk-related aspects of compensation decisions of the Committee

Note: Risk Management Committee oversight of the Compliance function was effective the beginning of fiscal 2016.
2015 ACTIVITIES

Risk Management Framework and Governance: The Committee reviewed CIBC’s risk management framework, including CIBC’s Risk Appetite Statement and how it is translated into actionable measures for CIBC’s SBUs and infrastructure groups, along with enhancements to strengthen CIBC’s Risk Management function to address evolving risks and regulatory frameworks. The Committee also reviewed refinements to various risk limits, frameworks and policies, and associated compliance reporting, as well as CIBC’s Recovery and Resolution Planning.

Top and Emerging Risks: The Committee reviewed management’s analysis of the low oil price environment, potential rate normalization in the U.S., market liquidity levels, and payment disintermediation risk. In addition, developments pertaining to top risk themes (i.e., geopolitics, oil and gas, China, European sovereign debt, Canadian consumer debt) were monitored on a regular basis. The Committee also reviewed reports on stress testing relative to macro-economic conditions including an assessment of capital adequacy.

Business Risk Reviews: The Committee reviewed presentations on the risks associated with various business activities including residential mortgages, CIBC Wood Gundy, Fixed Income and Debt Capital Markets, Canadian Commercial Real Estate Lending, Global Banks, and Credit Cards, as well as reviews of CIBC FirstCaribbean International Bank and CIBC Mellon Trust Company.

Director Development: See page 74 for the Committee’s participation in ongoing director education during 2015.

MEMBERSHIP	Each Committee member is independent. Individual biographical information is on pages 7 to 15. • R.W. Tysoe, Chair • N.E. Caldwell • K.J. Kelly • N.D. Le Pan • M. Turcotte • B.L. Zubrow

CIBC PROXY CIRCULAR	24

Director Compensation

CIBC’s director compensation program is designed to attract and retain people with the skills and experience to act as directors of CIBC, in support of CIBC’s strategy. The Corporate Governance Committee reviews director compensation to make sure that it aligns with the interests of our shareholders; is competitive with the market; and reflects best practices. The Committee also reviews the workload, time commitment and responsibility of Board members. Based on its review in 2015 the Board approved the following changes.

•	The Special Litigation Committee now has the same flat fee structure for director compensation as the other Board committees. Instead of receiving a fee for each meeting, members of that committee receive an annual retainer of $10,000 and the chair of that committee receives an annual retainer of $20,000. This structure recognizes the workload and complexity of matters considered by that committee and caps the committee’s compensation regardless of the number of meetings held during the year. This change became effective September 1, 2015.

•	The committee chair retainer may now be paid in cash, shares or deferred share units. Previously, half of the retainer was paid in equity. This change simplifies the approach to director compensation and became effective September 1, 2015.

•	Directors, who are U.S. citizens and whose primary residence is in the United States, will receive their director compensation in U.S. dollars. This change enables CIBC to attract and retain people with the skills and experience to act as directors of CIBC, in support of CIBC’s strategy. A majority of bank directors must be Canadian citizens under the Bank Act. Most CIBC directors are Canadian citizens with their primary residence in Canada and will continue to receive their director compensation in Canadian dollars. This change became effective November 1, 2015, the start of our 2016 fiscal year.

Director compensation components

The table below sets out the components of director compensation for fiscal 2015.

Annual Cash Retainer(1)	($)
Chair of the Board(2)	150,000
Other Directors(3)	100,000
Annual Equity Retainer (deferred share units(4)/CIBC common shares)
Chair of the Board(2)	250,000
Other Directors	100,000
Annual Committee Chair Retainer
Audit, Corporate Governance(5), Management Resources and Compensation and Risk Management	50,000
Annual Committee Membership Fees
Committee member(6)	15,000
Meeting Attendance Fees
Ad-hoc committees (per meeting)	1,000
Special Litigation Committee (before September 1, 2015) per meeting	1,000
Special Litigation Committee (after September 1, 2015) per year
Committee Member	10,000
Committee Chair	20,000
Special Board and/or standing committee (per meeting)(7)	1,000
Travel (per trip)(8)	2,000

(1)	Directors may elect to receive all or a portion of their cash compensation in cash, CIBC common shares or deferred share units.

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Director Compensation

(2)	The Chair of the Board receives no compensation other than the annual cash and equity retainers.

(3)	Includes membership on one committee.

(4)	A deferred share unit (DSU) is a bookkeeping entry credited quarterly to an account maintained for a director until retirement from the Board. The value of a director’s DSU account is payable in cash in a lump sum when he or she is no longer a director of CIBC. The redemption value of a DSU is based on the value of the common shares of CIBC determined in accordance with the director equity plans. Directors are entitled to dividend equivalent payments that are credited quarterly in the form of additional DSUs at the same rate as dividends on common shares. DSUs do not entitle the holder to voting or other shareholder rights.

(5)	Includes membership on a second committee (excluding special ad hoc committees).

(6)	Paid for each additional committee membership in excess of one (excluding special ad hoc committees and committee chair).

(7)	Paid for each special Board and/or standing committee meeting attended that exceeds four in a fiscal year. The fee is the same whether the meeting is attended in person or by teleconference.

(8)	Paid for attending Board or committee meetings in person, where the distance from the director’s primary place of residence to the meeting location is 300km or more.

Directors are reimbursed for travel, accommodation and other out-of-pocket expenses incurred in attending meetings and carrying out their duties as a director. In addition, CIBC pays the cost for administration of the office of the Chair of the Board.

Director equity plans

CIBC established equity plans to align the interests of directors with those of shareholders.

•	Non-Officer Director Share Plan – Directors may elect to receive all or a portion of their cash compensation in cash, CIBC common shares or DSUs.

•	Director Deferred Share Unit / Common Share Election Plan – Directors may elect to receive their equity compensation in either DSUs or CIBC common shares.

•	Non-Officer Director Stock Option Plan (DSOP) – In January 2003, the Board determined that no further options would be granted to directors under this plan and, as at the date of this Circular, there are no unexercised options outstanding under the DSOP. See page 50 of the Compensation Discussion and Analysis for additional information relating to the DSOP.

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Director Compensation

Director compensation table

The table below sets out the total compensation provided to the independent directors during fiscal 2015.

Name(1) (All figures in $)	Fees Earned				All Other Compensation		Total Compensation	Allocation of Fees(4)
	Annual Retainer		Committee Member and Chair Retainers(3)	Travel and Meeting Attendance Fees(3)				Cash		Share-Based
	Equity(2)	Cash(3)								Common Shares	DSUs
Brent S. Belzberg	100,000	100,000	15,000	4,000			219,000	—		—	219,000
Gary F. Colter(5)	100,000	100,000	50,000	6,667			256,667	131,667		—	125,000
Patrick D. Daniel	100,000	100,000	7,500	14,000			221,500	—		—	221,500
Luc Desjardins	100,000	100,000	—	14,000			214,000	114,000		100,000	—
Gordon D. Giffin(5)(6)	100,000	100,000	7,500	18,333			225,833	125,833		—	100,000
Linda S. Hasenfratz	100,000	100,000	50,000	4,000			254,000	129,000		125,000	—
Kevin J. Kelly	100,000	100,000	—	5,000			205,000	—		—	205,000
Nicholas D. Le Pan(5)	100,000	100,000	25,000	21,667			246,667	134,167		112,500	—
John P. Manley	175,000	125,000	7,500	10,000			317,500	—		—	317,500
Jane L. Peverett	100,000	100,000	50,000	16,000			266,000	83,000		—	183,000
Leslie Rahl(7)	50,000	50,000	—	6,000	12,693	(8)	118,693	81,000	(9)	25,000	—
Charles Sirois(7)	125,000	75,000	—	—			200,000	100,000	(9)	—	100,000
Katharine B. Stevenson	100,000	100,000	7,500	4,000			211,500	111,500		100,000	—
Martine Turcotte(5)	100,000	100,000	7,500	19,667			227,167	—		—	227,167
Ronald W. Tysoe	100,000	100,000	32,500	19,000			251,500	151,500		—	100,000
Barry L. Zubrow(5)(10)	58,333	58,333	—	10,667			127,333	69,000		58,333	—
Total	1,608,333	1,508,333	260,000	173,001	12,693		3,562,360	1,230,667		520,833	1,798,167

(1)	Mr. Dodig did not receive compensation for his services as a director of CIBC. See the Summary Compensation table on page 47 for Mr. Dodig’s compensation as an executive officer.

(2)	Directors may elect to receive their equity compensation in CIBC common shares or DSUs.

(3)	Directors may elect to receive all or a portion of their cash compensation in cash, CIBC common shares or DSUs.

(4)	These columns show the allocation of fees between cash and equity.

(5)	Fees paid to each member of the Special Litigation Committee are included in the column called “Travel and Meeting Attendance Fees”.

(6)	Mr. Giffin received an additional US$54,687.50 annual retainer for serving as a director of CIBC’s U.S. operating subsidiary Atlantic Trust Company, N.A.

(7)	Ms. Rahl and Mr. Sirois retired from the Board April 23, 2015.

(8)	A US$10,000 donation was made in recognition of a retiring director to a charity selected by the director that is consistent with CIBC’s giving guidelines. The retiring director did not request the donation or receive any financial benefit from the donation. The amount was converted to Canadian dollars based on March 31, 2015 spot rate of US$1.00 = C$1.2693.

(9)	Directors are paid fees owing to them for the fiscal quarter in which they leave the Board in cash.

(10)	Mr. Zubrow joined the Board April 23, 2015.

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Director Compensation

Director equity ownership guideline

The Board expects directors to hold at least six times their annual cash retainer in CIBC common shares and/or DSUs. Directors are expected to reach this ownership level within five years after joining the Board.

The table below sets out each director nominee’s equity ownership interest in CIBC (including DSUs) and any changes in ownership interest since February 17, 2015.

	Equity Ownership at				Net Change in Equity Ownership		Value of Equity(3) ($)	Date for meeting Equity Ownership Guideline	Director Compensation Election at February 8, 2016
	February 8, 2016		February 17, 2015
Name(1)	CIBC Common Shares(2) (#)	DSUs (#)	CIBC Common Shares (#)	DSUs (#)	CIBC Common Shares (#)	DSUs (#)
Brent S. Belzberg	3,500	33,061	3,500	29,309	—	3,752	3,333,998	Met	DSUs
Nanci E. Caldwell		—	n/a	n/a	n/a	n/a	—	04-Dec-2020	Equity Retainer: Shares Remainder: Cash
Gary F. Colter	13,919	1,664	13,919	308	—	1,356	1,421,014	Met	Equity Retainer: DSUs Remainder: Cash and DSUs
Patrick D. Daniel	1,000	15,737	1,000	12,751	—	2,986	1,526,247	Met	Equity Retainer: DSUs Remainder: Cash
Luc Desjardins	10,574	—	10,026	—	548	—	964,243	Met	Equity Retainer: Shares Remainder: Cash
Gordon D. Giffin	3,157	16,152	2,954	14,390	203	1,762	1,760,788	Met	Equity Retainer: DSUs Remainder: Cash
Linda S. Hasenfratz	11,343	—	10,688	—	655	—	1,034,368	Met	Equity Retainer: Shares Remainder: Cash and Shares
Kevin J. Kelly	6,202	5,502	6,202	3,153	—	2,349	1,067,288	Met	DSUs
Christine E. Larsen	—	—	n/a	n/a	n/a	n/a	—	5-Apr-2021 (upon election)	n/a
Nicholas D. Le Pan	3,117	7,728	2,217	7,375	900	353	988,956	Met	Equity Retainer: Shares Remainder: Cash
John P. Manley	—	23,051	—	18,764	—	4,287	2,102,021	Met	DSUs
Jane L. Peverett	—	13,266	—	10,786	—	2,480	1,209,727	Met	Equity Retainer: DSUs Remainder: Cash
Katharine B. Stevenson	15,132	—	8,709	—	6,423	—	1,379,887	Met	Equity Retainer: Shares Remainder: Cash
Martine Turcotte	412	4,055	412	1,545	—	2,510	407,346	01-Jan-2019	DSUs
Ronald W. Tysoe	11,000	28,102	11,000	25,795	—	2,307	3,565,711	Met	Equity Retainer: DSUs Remainder: Cash
Barry L. Zubrow	553	—	n/a	n/a	n/a	n/a	50,428	23-Apr-2020	Equity Retainer: Shares Remainder: Cash
TOTAL	79,909	148,318	70,627	124,176	8,729	24,142	20,812,022

(1)	Mr. Dodig does not receive compensation for his services as a director. He is expected to meet the CEO equity ownership guidelines described on page 50.

(2)	This column includes shares a director receives as compensation and other shares the director advises CIBC that he or she beneficially owns or controls.

(3)	Value of equity is based on the closing price of a CIBC common share on the TSX on December 31, 2015 ($91.19).

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Message to our Fellow Shareholders

At CIBC, we are building a strong, innovative and relationship-oriented bank that will deliver enduring value to our shareholders.

Creating executive compensation that is aligned with shareholder interests is one of your Board’s most important objectives, and a responsibility we take very seriously. We strive to be an industry leader in our pay design, policies and disclosure.

Against this backdrop, we were disappointed with our say on pay vote result last year, where only 43% of voting shareholders supported our executive compensation approach.

While our discussions with you confirmed your concerns were focused on retirement pay to our former Chief Executive Officer (CEO) and our disclosure of the CEO succession process, we nevertheless took from your vote a clear message that we need to do better.

Responding to your say on pay

We are pleased to share with you that we have listened and acted on your feedback in a number of different ways:

•	first, the Management Resources and Compensation Committee (the Committee) discussed the underlying reasons for the vote results and shareholder feedback we received at multiple meetings with our independent compensation advisor, Pay Governance LLC;

•	second, we completed a comprehensive review of our executive compensation practices, and made several changes that are described below;

•	third, we added further disclosure on the employment terms of our current CEO, who unlike our former CEO does not have an employment contract, as well as our approach to CEO succession planning; and

•	finally, we continued to broaden our commitment to proactive shareholder outreach.

We are confident that the scope of these actions is appropriate, and look forward to regaining your support for our approach to executive compensation.

Evolving our pay practices

Over the past year, we have made several changes to our equity compensation plans that have increased executive ownership and total compensation at risk.

•	We increased bonus deferral rates for all executives. For our CEO and Senior Executive Vice-Presidents (SEVPs), this means 65% of their annual incentive award is now deferred into Performance Share Units (PSUs) and stock options (options), with the relative weighting of PSUs and options unchanged at 80%/20%.

•	We eliminated quarterly cash dividend payouts on unvested share units, such as PSUs. Instead, all dividends will be reinvested in additional units that will not pay out until the underlying award has vested.

•	We eliminated pro rata vesting Restricted Share Awards (RSAs) for Vice-Presidents and Managing Directors (MDs), replacing them with 3-year, cliff vesting RSAs.

•	We extended our Deferred Share Unit (DSU) election program, to allow all executives and MDs to defer part or all of any cash incentive award for the following year into DSUs. Previously, this election was only available to Executive Committee (EXCO) members.

•	We revised our employment agreements for new executives to expressly exclude the value of annual deferred equity grants in the calculation of severance entitlements for a termination without cause.

•	Our Change of Control Policy allows two years of additional pension service for a termination that follows a change of control. This provision has now been eliminated for all new participants, unless the termination is within two years of the participant reaching the retirement age of 55.

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Executive Compensation

In 2016, we are also extending the same performance goals and compensation approach we use for the CEO and EXCO to all of our executives, to ensure a team oriented focus among our global leaders on driving our business strategy forward.

2015 performance – building our bank

2015 was a good year for CIBC. We delivered solid financial results and advanced our strategy of building a strong, innovative and relationship-oriented bank that delivers enduring value to all of our stakeholders.

•	In Retail and Business Banking, we are enhancing the client experience by transforming our network and innovating for the future to make banking easy, flexible and personalized. These actions are deepening our existing client relationships, attracting new clients to our bank and delivering on our brand promise of banking that fits the life of our clients.

•	In Wealth Management, we are enhancing the client experience, driving asset growth and simplifying and optimizing business platforms.

•	In Capital Markets, we are focusing on strengthening and expanding leadership positions in Canada, building a North American platform, expanding coverage in key sectors globally and delivering innovation to clients across CIBC.

In 2015, each of our businesses made progress against their strategic priorities. You can read about their performance in detail in our 2015 Annual Report, but in summary:

•	we delivered record total bank earnings against the headwind of challenging markets, including adjusted earnings per share (EPS) growth of 6% and a Total Shareholder Return (TSR) of 2% that was best among the major Canadian banks;

•	we raised dividend payments by 12% while investing in our businesses and maintaining industry leading capital strength, including a Common Equity Tier 1 ratio of 10.8% at October 31, 2015;

•	performance against client metrics was strong, particularly in our retail bank where we outpaced our peers with our improvements to client satisfaction;

•	risk was well managed, with most of our Risk Appetite Statement measures meeting or exceeding our targets; and

•	we had strong performance across CIBC against our key talent measures, most notably our employee net promoter score which measures how likely our employees are to recommend CIBC as a place to work and do business.

To ensure that we continue our positive momentum, we have set aggressive medium term targets of maintaining 5-10% EPS growth and a return on equity (ROE) of 18-20%.

CEO employment terms

Upon his appointment as CEO in September 2014, Mr. Dodig’s annual Total Direct Compensation (TDC) target was set at $7.5 million, consisting of a base salary of $1.0 million and variable compensation of $6.5 million. We review the CEO’s target annually and have left it unchanged for fiscal 2016.

As we disclosed in last year’s letter, Mr. Dodig is not entitled to any special severance arrangements, change in control protection, awards, benefits or perquisites that are not offered to other CIBC executives. His pension benefit is capped at $1 million, well below the amount many other public company CEOs have an opportunity to earn, and only his active and continuous years of service since his last CIBC hire date are included in his pension calculation.

When Mr. Dodig retires from CIBC, he will continue to have a significant amount of compensation at risk. He will not receive any compensation other than his performance-based award in the year of his departure and his previously awarded and unvested PSUs and options will continue to vest and expire on their normal terms. His PSU vesting payout will be subject to CIBC’s relative ROE and TSR performance after he leaves, and his personal share ownership requirement, which is currently eight times his base salary, will extend two years into his retirement.

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Executive Compensation

2015 CEO pay

For exceeding most of his goals, we paid Mr. Dodig TDC of $8.15 million for fiscal 2015, which was $0.65 million or 9% above his TDC target. Actual variable pay of $7.15 million was comprised of a cash bonus of $2.50 million, PSUs of $3.72 million and options of $0.93 million. The Committee and Board feel very strongly that Mr. Dodig’s performance in leading CIBC to a year of solid financial results, while also meaningfully and measurably advancing our strategy, support our CEO pay decision.

Your CEO is a significant shareholder in CIBC. With his fiscal 2015 PSU grant and additional CIBC shares he has elected to purchase and hold, Mr. Dodig’s personal investment in CIBC common shares and unvested share units has increased from $4.9 million at his appointment date to $8.1 million at December 31, 2015.

2016 CEO bonus deferral election

To increase his CIBC ownership further, Mr. Dodig has voluntarily elected to receive the entire amount of any cash bonus the Board may award him for fiscal 2016 in the form of DSUs, which he will not receive until he leaves CIBC.

Succession planning and talent management

Your Committee and Board invest significant time reviewing and providing direct input into CIBC’s succession planning and talent management activities, including:

•	succession planning for the CEO, EXCO and other key senior leadership roles, ensuring optionality and choices at various timeframes;

•	individual development plans for high potential leaders;

•	enterprise leadership development programs;

•	employee engagement and corporate culture; and

•	diversity and inclusion.

In the 18 months since CIBC`s CEO transition in September 2014, emergency and normal course succession plans for the CEO and his direct reports have all been refreshed. Some of these plans were executed in September 2015, when CIBC announced a number of promotions, role changes and expanded mandates at the Senior Executive Vice-President and Executive Vice-President levels. Executive bench strength at the CEO level and two layers below remains strong, and in line with our objective to have two or more internal candidates identified for key leadership roles. In addition, CIBC continues to hire selectively from the outside where skill sets are not available internally, or where there is opportunity to improve the diversity and strength of our leadership team.

A key area of focus in succession planning and talent management is advancing the representation of women in executive officer and director roles. At the end of fiscal 2015, CIBC had 29% women in executive officer roles and has set a goal to get to at least 30% to 35% by the end of fiscal 2018. On your Board, 31% of our directors standing for re-election are women, above our goal of reaching at least 30% by 2017. If the director nominees named in the Circular are elected, CIBC’s Board will consist of 35% women.

On behalf of the Committee and the Board, we thank you for your support. We welcome your feedback anytime by writing to us at corporate.secretary@cibc.com, or by mail to CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Sincerely yours,

Linda S. Hasenfratz Chair, Management Resources and Compensation Committee	John P. Manley Chair of the Board

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Compensation Discussion and Analysis

The Compensation Discussion and Analysis explains how CIBC pays its executives, the decisions we made and the process for determining fiscal 2015 compensation for CIBC’s CEO and EXCO, which includes the Named Executive Officers (NEOs).

Our Compensation Philosophy, Practices and Governance

The calibre of our talent is paramount for our vision of being the leader in client relationships and our strategy to build a strong, innovative and relationship-oriented bank.

CIBC’s compensation philosophy has three key principles that guide all steps of our compensation process.

Reward performance that is aligned with CIBC’s strategy, risk appetite and the creation of sustainable shareholder value	Support CIBC’s ability to attract, motivate and retain key talent	Align pay and performance and encourage behaviours that support CIBC’s values of trust, teamwork and accountability

This table explains how our compensation practices reflect good governance and mitigate excessive risk taking. More details are shown in the following pages.

What We Do	What We Don’t Do

✓    Align our compensation approach with Financial Stability Board (FSB) Principles for Sound Compensation Practices and Implementation Standards

✓    Align our performance measures with CIBC’s Board-approved strategic plan

✓     Determine realizable and realized pay using relative and absolute metrics

✓    Apply upside limits to individual incentive awards

✓    Align the vesting of compensation awards with the time horizon of risks

✓    Define minimum deferral levels and set minimum equity ownership levels for material risk takers

✓    Use performance and misconduct clawback provisions to enable CIBC to recover compensation in appropriate circumstances

✓    Require a “Double Trigger” in our Change of control policy (i.e., payment occurs only upon both a change of control and termination of employment)

✓    Limit bonus guarantees to new hires and in other exceptional circumstances to no more than 12 months

✓    Ensure the Committee’s Independent Advisor provides advice on executive compensation matters, has the power to challenge recommendations from management, and does not perform other work for CIBC

✓    Assess the appropriateness of compensation by stress testing different compensation scenarios and back testing realizable pay

✓     Determine compensation for employees in control functions independently from the performance of the business segments they oversee

    Target compensation above the mid-point for equivalent roles in our peer group

    Use an aspirational peer group

    Allow hedging designed to monetize or reduce market risk associated with equity-based compensation

    Reprice or backdate options

    Discount options at grant

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Compensation Discussion and Analysis

Director skills and experience

Members of the Committee have diverse skills and experiences that assist the Committee in making decisions on CIBC’s compensation policies and practices and fulfilling its mandate. These include:

•	compensation practices: experience in compensation plan design and administration, and compensation decision-making including risk-related aspects of compensation;

•	human resources management: understanding the principles and practices relating to human resources, including experience in managing or overseeing human resources, leadership development, talent management and succession planning;

•	organizational leadership: broad business experience through a senior level position in a major company or organization; and

•	risk governance / risk management: understanding the role of the Board and Committee in overseeing risk management principles and practices, or experience in managing risk or being responsible for a risk management function, particularly at a financial institution.

The table below summarizes the experience and skills of each Committee member.

Skills and Experience	Linda Hasenfratz (Chair)	Brent Belzberg	Patrick Daniel	Gordon Giffin
Compensation Practices	✓	✓	✓	✓

Human Resources Management	✓	✓	✓	✓

Organizational Leadership	✓	✓	✓	✓

Risk Governance / Risk Management		✓

For more information on the experience and educational background of the Committee members, please refer to the “Nominees for election as a Director” section of this Circular, beginning on page 7. For more information of director development sessions provided to Committee members, see page 74.

Risk Management Committee (RMC) and input from Control Function Heads

The Committee works closely with the RMC and receives input throughout the year from the Chief Administrative Officer and General Counsel (CAO), Chief Risk Officer (CRO), and Chief Financial Officer (CFO) (collectively, the Control Function Heads). The Committee and the RMC, with input from the Control Function Heads, assess the alignment of business performance with CIBC’s risk appetite.

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Compensation Discussion and Analysis

Independent advice

The Committee has engaged Ira Kay to provide independent analysis and advice to the Committee on all executive compensation matters. Mr. Kay has more than 30 years of experience advising global companies including boards of prominent financial services organizations. Through his firm, Pay Governance LLC, Mr. Kay provides analysis and advice on compensation targets, annual compensation recommendations for the CEO and other EXCO members and other compensation matters.

The table below discloses the fees paid by the Committee over the past two fiscal years to Pay Governance LLC. Neither Mr. Kay, nor Pay Governance LLC, has worked on any other CIBC mandate in either year. As a result, the Committee believes Pay Governance LLC is an independent advisor based on the Securities and Exchange Commission’s factors for evaluating advisor independence.

Executive Compensation Related Fees	2015		2014
	(US$)	(%)	(US$)	(%)
For Committee Work	203,477	100	233,115	100

For Management Work	—	—	—	—

The Committee and the independent advisor meet in camera, without management at every meeting. The Chair of the Committee meets privately with the advisor before each meeting. These meetings contribute to the Committee’s effectiveness in overseeing compensation.

The Committee engages counsel or other advisors as required to provide director education. The Committee uses the same approach to evaluate the independence of these outside advisors and consider any conflicts in advance.

CIBC’s Internal Audit group conducts an annual independent review of CIBC’s compensation governance practices and their alignment with regulatory standards, including the FSB’s Principles for Sound Compensation Practices and Implementation Standards. The Committee reviews a report prepared by the Chief Auditor on the results of the review.

CIBC PROXY CIRCULAR	34

Compensation Discussion and Analysis

CEO and EXCO Compensation Design

The Committee revised the compensation program for the CEO and EXCO to strengthen alignment between business performance and compensation by directly linking compensation to shared CIBC goals and goals specific to individual mandates. Our new framework reinforces a strategy-driven and risk-controlled approach to executive compensation.

Key design features

Total incentive award is variable	Aligns all incentive compensation with annual performance of the business and the individual

TSR is a key performance vesting measure for PSUs	Increases alignment of realized pay with bank performance

Minimize use of options	80% of deferred incentive awards are performance-based (i.e., PSUs) to align realized pay with performance

Incentive awards are “capped”	Total incentive award is capped at a maximum of 150% of the target incentive award to mitigate undue risk taking

Voluntary deferral of cash incentive awards to DSUs is permitted	Increases equity ownership, alignment with shareholders and further mitigates risk taking

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Compensation Discussion and Analysis

Compensation elements

CIBC uses various compensation elements to satisfy different objectives over different timeframes, as described in the table below.

	Compensation Element	Purpose	How Pay Is Determined

Total Direct Compensation	Base Salary	Provide competitive fixed pay	• Job scope, experience and market pay

	Variable Incentive Awards – Cash Incentive – PSUs – Options	Align compensation with business and individual performance

•  Absolute EPS performance

•  Absolute and relative business performance measured against Board-approved goals

•  Weighted measures which vary by role and promote strong alignment with CIBC’s corporate and business unit goals

•  Individual performance assessed against Board-approved goals focused on strategy execution

•  Previous grants are not considered when determining new grants

•  Realized value of deferred incentive awards is determined based upon future share price performance and, in the case of the 80% awarded in PSUs, relative ROE and TSR performance

Indirect Compensation	Benefits and Perquisites	Invest in employee health, wellness and engagement

•  Flex-benefit program to support health and well-being is provided to all employees in Canada

•  EXCO members receive a club membership, annual health assessment and, for certain EXCO members, automobile benefits as part of CIBC’s standard executive perquisite offering in Canada

	Retirement Programs	Contribute to financial security after retirement

•  Competitive pension arrangements (defined benefit plan or group Registered Retirement Savings Plan) is provided to all employees in Canada

•  A Supplemental Executive Retirement Plan (SERP) is provided to select Canadian executives at the level of Senior Vice-President and above (described on page 54). Credited service is generally based only on service while employed by CIBC and pensionable earnings are prudently capped at a fixed dollar limit. This means SERP pension benefits at CIBC do not include service for years beyond those actually worked and the benefits do not automatically escalate with increases in compensation.

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Compensation Discussion and Analysis

Variable incentive awards

Variable incentive awards reward performance over the short, medium and long term:

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Compensation Discussion and Analysis

Peer group

Compensation targets for the CEO and other EXCO members are evaluated against companies in the financial services sector that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, all EXCO roles are benchmarked against the other five major Canadian banks. For the CEO and CFO, the peer group is expanded to include the two largest Canadian insurance companies. The following chart shows CIBC’s relative position on certain key measures used to define its peer group.

(1)	Peer group: Bank of Montreal, Manulife Financial, National Bank of Canada, Royal Bank of Canada, Bank of Nova Scotia, Sun Life Financial and the Toronto-Dominion Bank.

(2)	As at October 31, 2015 for banks and September 30, 2015 for insurance companies.

(3)	Year ended October 31, 2015 for banks and trailing 12 months ending September 30, 2015 for insurance companies.

(4)	As at October 31, 2015 for banks and September 30, 2015 for insurance companies, as reported by Bloomberg.

Establishing target TDC

At the beginning of each year, management recommends Committee review and Board approval of a TDC target for each EXCO member. A “target” is the level of TDC typically awarded for business and individual performance that “meets expectations”. Targets are revised only with significant changes in role or market.

For each role, market data for the peer group is reviewed, taking into consideration the relative size of the peer organizations, the relative size and scope of the role, as well as incumbent experience. Market data is sourced from publicly available data and from benchmarking provided by the Hay Group, an external service provider that regularly conducts a syndicated study for Canada’s large financial institutions. For roles of similar scope and complexity, targets are generally established at the median of the range for the relevant peer group, based on a trailing three-year period.

The charts below show the compensation elements for the CEO and EXCO members as a percentage of TDC. The charts demonstrate the greater pay variability for the CEO and EXCO business leaders who are more able to affect results over the long term.

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Compensation Discussion and Analysis

Annual incentive plan design

The total variable incentive award for the CEO and EXCO ranges from a minimum(1) of 50% to a maximum of 150% of the target incentive award. Awards are determined based on goals aligned with CIBC’s key stakeholder groups:

Total Incentive Award (50% to 150% of target)

Shareholder Deliver strong financial results within CIBC’s risk appetite (70% weighting)	Client Deliver against CIBC’s client- focused growth strategy (15% weighting)	Employee Advance CIBC’s talent management strategy and evolve CIBC’s culture (15% weighting)

Discretion ± 15%(1)

(1)	Discretion may be applied to ensure the formulaic compensation has considered current market benchmarking, all elements of performance including earnings quality and key risk factors, and is appropriate relative to expectations of shareholders and the operating environment. Under extreme circumstances, the total incentive award may be reduced to zero to ensure pay for performance alignment.

Assessing performance and determining compensation

Each goal includes shared or role-specific performance measures and targets which are established by the Committee at the beginning of the year and are derived from the Board Approved Financial Plan, Risk Appetite Statement or Board Approved Scorecard to ensure alignment with CIBC’s strategy.

EPS performance relative to target is a shared measure for all EXCO members. The multiplier applied to EPS growth is formulaically derived and can range from 50% to 150%, with the minimum applied at 20% below plan and the maximum at 20% above plan. CIBC’s adjusted diluted 2015 EPS was $9.45 (6% above 2014) and produced an overall EPS performance multiplier of 106%.

For all other financial, risk, client, governance and employee measures, the Board and Committee, with input from the RMC, assign a multiplier of 50% to 150% based on their assessment of performance relative to targets and CIBC’s peer group.

In assessing financial performance, the Control Function Heads review results on both a reported basis (in accordance with International Financial Reporting Standards (IFRS)) and an adjusted basis, and consider both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures noted below. We believe that adjusted measures provide a better understanding of how management assesses underlying business performance and facilitate a more informed analysis of trends. It should be noted that there is no standardized meaning for adjusted measures under Generally Accepted Accounting Principles (GAAP). A reconciliation of GAAP to non-GAAP measures starts on page 60.

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Compensation Discussion and Analysis

2015 Compensation

CIBC’s NEOs include the CEO, the CFO, and the three most highly compensated officers who were active EXCO members at October 31, 2015. The compensation for each NEO is based on a combination of overall CIBC performance measures and measures specific to their business or role.

Mr. Dodig

As the President and CEO of CIBC, Mr. Dodig is responsible for developing and executing CIBC’s Board approved strategy and leading the day-to-day operations of CIBC.

The Board assessed Mr. Dodig’s performance as “Successfully Met Expectations”. CIBC’s fiscal 2015 adjusted EPS was $9.45, 3% above target and 6% higher than fiscal 2014. Adjusted revenue was 1% above target and 6% higher than fiscal 2014, with year over year growth improving from sixth to fourth among the major Canadian banks. CIBC’s ROA was in line with target, down slightly from fiscal 2014, and third among peers. Mr. Dodig set a strong tone at the top around risk control, executed the Board approved capital deployment plan, maintained CIBC’s capital strength, and exceeded key bank-wide targets on employee engagement, talent management and organizational culture.

Based on the formulaic calculation shown below, the Board approved final TDC for Mr. Dodig of $8.15 million, a 72% increase over 2014, primarily attributable to his full year as CEO in fiscal 2015.

				2015
Measures	Weight	Multiplier	Pay Element ($ unless otherwise noted)	Target	Actual	2014(1)
EPS Growth	40%	106%	Cash Incentive	2,275,000	2,502,376	1,579,028
Risk Appetite	15%	125%	Mid-term Incentives	3,380,000	3,717,819	1,894,834
Revenue Growth	10%	100%	Options	845,000	929,455	473,708
Return on Assets	5%	100%	Total Incentive	6,500,000	7,149,650	3,947,570
Execution of Capital			% of Target Incentive	—	110.0	113.4
Deployment Plan	15%	100%	Base Salary	1,000,000	1,000,000	781,250
Employee Culture	15%	125%	TDC	7,500,000	8,149,650	4,728,820
Total	100%	110%	% of Target TDC	—	108.7	110.9

(1)	Mr. Dodig’s 2014 pay reflects 10.5 months in his previous role as the Group Head of Wealth Management (WM), and 1.5 months in the role of CEO.

At the time of his appointment, the Board approved a fiscal 2015 TDC target of $7.5 million for Mr. Dodig, consisting of a $1.0 million base salary and a variable incentive award of $6.5 million.

The ratio of Mr. Dodig’s actual to target variable pay was 110% compared with an average ratio of 107% for CIBC’s other NEOs reported in the Summary Compensation Table on page 47. The ratio of Mr. Dodig’s variable pay to average variable pay for the other NEOs was 186%.

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Compensation Discussion and Analysis

CEO realized and realizable pay

The chart and accompanying table below illustrate CIBC’s strong track record of aligning CEO pay to CIBC’s performance. The table compares the current value of compensation awarded to CIBC’s CEOs since 2006 to a comparable measure of the value received by shareholders over the same period of time.

The current value of the CEO awards (in respect of the fiscal years noted) as at December 31, 2015, represents the total of:

(1)	realized pay received by the CEO (actual pay from awards received, dividend equivalents paid and options exercised); and

(2)	potential realizable value of awards yet to be paid (unvested units and unexercised options if still outstanding).

			Value at December 31, 2015 ($)				Value of $100
Year	CEO	TDC Awarded(1) ($)	A Realized Pay(2)	B Realizable Pay(3)	A + B = C Current Value	Period	To CEO(4)	To Shareholders(5)
2006	McCaughey	9,050,000	7,483,351	—	7,483,351	10/31/2005 to 12/31/2015	83	199
2007	McCaughey	5,312,500	7,024,050	—	7,024,050	10/31/2006 to 12/31/2015	132	159
2008	McCaughey	8,160,000	13,497,068	—	13,497,068	10/31/2007 to 12/31/2015	165	132
2009	McCaughey	6,240,000	8,417,525	—	8,417,525	10/31/2008 to 12/31/2015	135	233
2010	McCaughey	9,337,000	12,186,401	—	12,186,401	10/31/2009 to 12/31/2015	131	193
2011	McCaughey	10,010,000	14,089,641	922,626	15,012,267	10/31/2010 to 12/31/2015	150	146
2012	McCaughey	9,244,000	10,937,333	1,107,625	12,044,958	10/31/2011 to 12/31/2015	130	145
2013	McCaughey	9,299,000	4,958,173	3,815,086	8,773,259	10/31/2012 to 12/31/2015	94	132
2014	McCaughey	8,793,700	8,793,700	—	8,793,700	10/31/2013 to 12/31/2015	100	112
2014	Dodig	4,728,820	2,437,700	1,641,876	4,079,576	10/31/2013 to 12/31/2015	86	112
2015	Dodig	8,149,650	3,502,376	3,394,896	6,897,272	10/31/2014 to 12/31/2015	85	93
						Weighted Average	118	144

(1)	TDC awarded for performance during the fiscal year. Mr. Dodig’s 2014 TDC reflects 10.5 months in his previous role as the Group Head of WM and 1.5 months in the role of CEO.

(2)	Realized pay is the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value of options exercised during the period.

(3)	Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of options if still outstanding.

(4)	Represents the actual value to the CEO for each $100 awarded in TDC for the fiscal year indicated, as at the end of the period.

(5)	Represents the value of a $100 investment in CIBC common shares made on the first day of the period indicated, assuming reinvestment of dividends.

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Compensation Discussion and Analysis

Mr. Glass

As the CFO of CIBC, Mr. Glass is responsible for the financial governance of CIBC, including financial planning and analysis, tax planning and compliance, management and regulatory reporting, maintaining accounting records, CIBC’s treasury function and liaising with CIBC’s investors.

The CEO assessed the performance of Mr. Glass as “Successfully Met Expectations”. The CFO’s scorecard includes the same financial performance measures used to evaluate the CEO and an assessment by the Audit Committee of how effectively he has carried out his governance accountabilities. Mr. Glass received a satisfactory rating from the Audit Committee, contributed to CIBC’s strong performance against risk appetite targets, and exceeded targets on key employee engagement, talent management and organizational culture for the Finance organization.

Based on the formulaic calculation shown below, the Board approved final TDC for Mr. Glass of $2.75 million, a 4% increase over fiscal 2014, due primarily to an increase in TDC target.

Measures	Weight	Multiplier	Pay Element ($ unless otherwise noted)	2015	2014	2013
EPS Growth	40%	106%	Cash Incentive	700,000	772,200	687,200
Risk Appetite	15%	125%	Mid-term Incentives	1,040,000	926,640	824,640
Revenue Growth	10%	100%	Options	260,000	231,660	206,160
Return on Assets	5%	100%	Total Incentive	2,000,000	1,930,500	1,718,000
Governance			% of Target Incentive	102.6	106.1	99.6
Accountabilities	15%	100%	Base Salary(1)	750,000	712,500	637,500
Employee Culture	15%	125%	TDC	2,750,000	2,643,000	2,355,500
Discretionary Adjustment		(7.4%)	% of Target TDC(2)	101.9	102.9	98.1
Total	100%	102.6%

(1)	In fiscal 2014, Mr. Glass’ salary increased effective May 1, 2014 and represents six months at $675,000 and six months at $750,000. In fiscal 2013, Mr. Glass’ salary increased effective May 1, 2013 and represents six months at $600,000 and six months at $675,000.

(2)	In 2013, TDC is represented as a percentage of the full-year TDC target (i.e., including base salary on a full-year basis, rather than the pro-rated amount).

Mr. Culham

Mr. Culham was appointed Group Head of Capital Markets (CM) at the end of August 2015. With his promotion, Mr. Culham’s mandate was expanded to include accountability for CIBC’s entire CM business, including Investment Banking and Corporate Banking.

The CEO assessed Mr. Culham’s performance as “Successfully Met Expectations”. Fiscal 2015 adjusted NIBBT for CM trading businesses Mr. Culham was accountable for through the end of August was 8% above target and up 25% from fiscal 2014, while fiscal 2015 adjusted NIBBT for CM was 4% above target and up 12% from fiscal 2014. Client performance as measured by market share and consolidated revenue from individual relationships was solid and CM operated well within risk limits. Mr. Culham also met key employee engagement, talent management and organizational culture targets for CM.

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Compensation Discussion and Analysis

Based on the formulaic calculation illustrated below, the Board approved final TDC for Mr. Culham of $7.35 million, up 1% from fiscal 2014.

Measures	Weight	Multiplier	Pay Element ($ unless otherwise noted)	2015	2014	2013
EPS Growth	40%	106%	Cash Incentive	2,397,500	2,756,680	3,400,000
Risk Appetite	15%	125%	Mid-term Incentives	3,562,000	3,308,016	3,400,000
CM NIBBT Growth	15%	125%	Options	890,500	827,004	—
# of CM Clients with			Total Incentive	6,850,000	6,891,700	6,800,000
>$1MM of Revenue	15%	100%	% of Target Incentive	105.4	101.9	100.0
Employee Culture	15%	100%	Base Salary(1)	500,000	412,500	400,000
Discretionary Adjustment		(4.6%)	TDC	7,350,000	7,304,200	7,200,000
Total	100%	105.4%	% of Target TDC	105.0	101.8	100.0

(1)	In fiscal 2014, Mr. Culham’s salary increased effective September 15, 2014 and represents 10.5 months at $400,000 and 1.5 months at $500,000.

Mr. Williamson

As the Group Head of Retail and Business Banking (RBB), Mr. Williamson is responsible for leading CIBC’s personal and business banking operations in Canada and the Caribbean. Mr. Williamson’s mandate was expanded at the end of August 2015 to include responsibility for bank-wide innovation strategies targeted at making banking easier and more flexible for CIBC’s clients.

The CEO assessed the performance of Mr. Williamson as “Successfully Met Expectations”. Adjusted fiscal 2015 revenue for RBB was 1% above target and up 5% from fiscal 2014, primarily on the strength of lending and deposit growth. CIBC’s retail net promoter score, an external and independent measure of client satisfaction in Canadian retail banking, improved by more than any other bank and CIBC also closed its gap to peers on the annual JD Power retail banking survey of client satisfaction. RBB operated well within its risk appetite and Mr. Williamson exceeded key targets on employee engagement, talent management and organizational culture for his businesses.

Based on the formulaic calculation shown below, the Board approved final TDC for Mr. Williamson of $4.85 million, a 2% increase from fiscal 2014.

Measures	Weight	Multiplier	Pay Element ($ unless otherwise noted)	2015	2014	2013
EPS Growth	40%	106%	Cash Incentive	1,435,000	1,604,400	1,393,600
Risk Appetite	15%	125%	Mid-term Incentives	2,132,000	1,925,280	1,672,320
Revenue Growth	10%	100%	Options	533,000	481,320	418,080
FCIB NIBBT Growth	5%	100%	Total Incentive	4,100,000	4,011,000	3,484,000
Net Promoter Score	15%	125%	% of Target Incentive	109.3	112.2	101.0
Employee Culture	15%	125%	Base Salary	750,000	750,000	750,000
Discretionary Adjustment		(4.4%)	TDC	4,850,000	4,761,000	4,234,000
Total	100%	109.3%	% of Target TDC	107.8	110.1	100.8

Mr. Capatides

As the CAO and General Counsel for CIBC, Mr. Capatides has overall responsibility for the Legal and Human Resources functions across CIBC, Corporate Strategy and CIBC’s Privacy, Ombudsman and Corporate Secretary functions.

The CEO assessed the performance of Mr. Capatides as “Successfully Met Expectations”. The CAO’s scorecard includes the same financial performance measures used to evaluate the CEO and

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Compensation Discussion and Analysis

CFO, and an assessment by the Committee and the Audit Committee of how effectively he has carried out his governance accountabilities. Mr. Capatides received a satisfactory rating from the Board Committees, contributed to CIBC’s strong performance against risk appetite targets and met key targets on employee engagement, talent management and organizational culture for the functions under his leadership.

Based on the formulaic calculation shown below, the Board approved final TDC for Mr. Capatides of US$3.15 million, unchanged from 2014.

Measures	Weight	Multiplier	Pay Element (US$ unless otherwise noted)	2015	2014	2013
EPS Growth	40%	106%	Cash Incentive	840,000	960,480	796,800
Risk Appetite	15%	125%	Mid-term Incentives	1,248,000	1,152,576	956,160
Revenue Growth	10%	100%	Options	312,000	288,144	239,040
Return on Assets	5%	100%	Total Incentive	2,400,000	2,401,200	1,992,000
Governance			% of Target Incentive	109.1	109.1	99.6
Accountabilities	15%	100%	Base Salary	750,000	750,000	750,000
Employee Culture	15%	100%	TDC	3,150,000	3,151,200	2,742,000
Discretionary Adjustment		2.9%	% of Target TDC	106.8	106.8	99.7
Total	100%	109.1%

Back-testing of NEO TDC versus TSR

The chart below compares CIBC’s cumulative TSR over the five-year period from November 1, 2010 through October 31, 2015, with the cumulative TSR of the S&P/TSX Composite and S&P/TSX Composite Banks indices over the same period. The change in annual NEO TDC over this same period demonstrates the alignment of CIBC NEO pay with CIBC performance.

Cumulative Return(1) (%)	2010	2011	2012	2013	2014	2015
CIBC	100.00	100.43	110.29	130.59	157.84	160.94
S&P / TSX Composite Index	100.00	99.17	103.60	115.00	129.45	123.47
S&P / TSX Composite Banks Index	100.00	100.12	112.50	139.87	165.10	159.57
CIBC NEO TDC(2)	100.00	93.23	91.92	98.04	116.46	97.68

(1)	With dividends reinvested.

(2)	CIBC NEO TDC is the sum of base salary, cash incentive, mid-term incentives, grant date value of options plus the value of any SERP benefit. 2014 data excludes the two lowest paid NEOs. The figures set out above show 2010 CIBC NEO TDC expressed as $100 compared to TDC for subsequent years.

CIBC PROXY CIRCULAR	44

Compensation Discussion and Analysis

Cost of management ratio (COMR)(1)

The table below summarizes NEO compensation as a percentage of net income after tax (NIAT) over the past three fiscal years. While the composition of the NEOs may change from year to year, the fixed definition of executives included in this group allows for the comparability of compensation amounts.

Year	NEO Compensation(2) ($000s)	NIAT(3) ($000s)	NEO compensation as a % of NIAT(3)
2015	27,052	3,590,000	0.75%
2014	32,256	3,215,000	1.00%
2013	27,153	3,350,000	0.81%

(1)	COMR is not a defined term under Canadian securities legislation and is not a GAAP measure. As a result, CIBC’s COMR may not be directly comparable to that of other companies.

(2)	CIBC NEO TDC is the sum of base salary, cash incentive, mid-term incentives, grant date value of options plus the value of any SERP benefit. 2014 data excludes the two lowest paid NEOs and is higher than it would otherwise have been as a result of the senior leadership transition.

(3)	COMR based on adjusted net income was 0.71% for 2015, 0.88% for 2014, and 0.76% for 2013. A reconciliation of reported to adjusted net income starts on page 60.

Talent Management and Succession Planning

Effective talent management, leadership development and succession planning are essential to create value for our stakeholders. Our talent strategy is focused on three core objectives:

Right People Ensuring we have the right people to support our clients and improve business performance	Right Leaders Ensuring we have the right leaders long-term by increasing leadership capability and executive bench strength	Right Culture Supporting the shift towards the desired CIBC culture to enable the achievement of CIBC’s strategy

The Board and the Committee review regular updates on the progress of our talent strategy, the strength and diversity of our pipeline of future leaders and the integration of CIBC’s talent and business strategies. The Committee holds the CEO and EXCO accountable for the progress of our talent strategy by setting specific talent management goals.

Throughout the year, the Committee conducts in-depth executive reviews focused on the strength and diversity of succession pools for key leadership roles across CIBC as well as specific development plans for our senior leaders. Annually, the Board reviews succession plans for the CEO and his direct reports in an emergency situation and a normal transition. The Board also reviews development actions to increase the readiness of succession candidates for these roles.

In addition, the Committee reviews the progress on leadership development initiatives and receives reports on critical employee matters, including employee engagement, turnover, diversity and external recognition of our workplace. CIBC continues to receive positive recognition as an employer, and in particular, for our work in the area of diversity and inclusion.

The Committee is satisfied that CIBC’s talent strategy is designed to attract and retain talented and engaged employees and leaders who are positioned to transform our bank and deliver growth through building a strong, innovative and relationship-oriented bank.

45	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Diversity and Inclusion

CIBC recognizes that diverse teams, working in an inclusive environment, which value differences in perspectives, are more innovative, make better decisions, reduce risk and create a superior experience for our clients. Diversity is integrated into our talent management processes and is an important consideration when making executive appointments as well as in broader talent development. In 2015, we launched an executive development program focused on disrupting unconscious bias as a means of supporting our leaders in developing and advancing our diverse talent pipeline.

All dimensions of diversity are considered valuable when hiring, advancing and developing our executive population, as well as our leadership pipeline, and is critical to ensuring an inclusive environment that supports all leaders and employees. Laura Dottori-Attanasio, Senior Executive Vice-President and Chief Risk Officer, was appointed as CIBC’s Diversity and Inclusion Executive Champion and sponsor of the Diversity & Inclusion Senior Executive Champion Council (Council). This role provides leadership to the Council, and drives awareness and sponsorship for diversity and inclusion at senior levels.

Gender Diversity

In 2015, we also launched a global gender diversity and inclusion strategy strengthening our commitment to building gender balanced leadership teams.

A Gender Action Committee, comprised of senior leaders from across CIBC and chaired by Kevin Patterson, Senior Executive Vice-President, Technology and Operations, oversaw the implementation of the first year of our strategy, focused on fostering an inclusive workplace that values and leverages difference, furthering our goal to be a strong, innovative, relationship-oriented bank.

To measure our progress on the advancement of women, CIBC has established a goal to achieve at least 30% to 35% women in executive officer roles by 2018. At the end of the fiscal year, 29% of these roles were held by women and 27% (3/11) of EXCO members were women. Consideration is given to gender diversity during the executive appointment process through the use of slates, when filling executive roles, and by showing the impact of proposed appointments on gender representation at the time of approval.

CIBC PROXY CIRCULAR	46

Compensation Disclosure

Summary compensation table

The table below shows the compensation earned in fiscal 2015, 2014 and 2013 by CIBC’s five Named Executive Officers.

Name and Principal Position	Year	Salary(1) ($)	Share-based Awards(2) ($)	Option-based Awards(3) ($)	Non-equity Annual Incentive Compensation(4) ($)	Pension Value(5) ($)	All Other Compensation(6) ($)	Total Compensation ($)
Victor Dodig CEO	2015	1,000,000	3,717,819	929,455	2,502,376	387,000	2,250	8,538,900
	2014	781,250	1,894,834	473,708	1,579,028	2,389,000	2,250	7,120,070
	2013	750,000	1,479,360	369,840	1,232,800	140,000	2,250	3,974,250
Kevin Glass CFO	2015	750,000	1,040,000	260,000	700,000	209,000	2,250	2,961,250
	2014	712,500	926,640	231,660	772,200	229,000	2,250	2,874,250
	2013	637,500	824,640	206,160	687,200	214,000	2,250	2,571,750
Harry Culham Group Head, CM	2015	500,000	3,562,000	890,500	2,397,500	134,000	2,250	7,486,250
	2014	412,500	3,308,016	827,004	2,756,680	19,000	2,250	7,325,450
	2013	400,000	3,400,000	—	3,400,000	16,000	2,250	7,218,250
David Williamson Group Head, RBB	2015	750,000	2,132,000	533,000	1,435,000	198,000	2,250	5,050,250
	2014	750,000	1,925,280	481,320	1,604,400	216,000	2,250	4,979,250
	2013	750,000	1,672,320	418,080	1,393,600	197,000	2,250	4,433,250
Mike Capatides(7) CAO	2015	941,025	1,565,866	391,466	1,053,948	346,000	627,994	4,926,299
	2014	820,275	1,260,572	315,143	1,050,477	268,000	520,370	4,234,837
	2013	767,625	978,630	244,657	815,525	217,000	447,603	3,471,040
(1)	Mr. Dodig’s annual salary increased from $750,000 to $1,000,000 on September 15, 2014. Mr. Glass’ annual salary increased from $675,000 to $750,000 six months into fiscal 2014, and from $600,000 to $675,000 six months into fiscal 2013. Mr. Culham’s annual salary increased from $400,000 to $500,000 on September 15, 2014.

(2)	Amounts shown represent the grant date value of PSUs awarded under the PSU Plan for the specified fiscal years. The value of one PSU at grant and vesting is the average closing price of one CIBC common share on the TSX for the 10 trading days before December 1 for the specified fiscal years.

PSUs are cash settled three years from the grant date. The amount reflecting vesting units may be up to 25% higher or lower than the amount reflecting number of units granted based on CIBC’s ROE and TSR performance relative to CIBC’s compensation peer group. For fiscal 2015 PSU awards, dividend equivalents will be reinvested in additional units that will not be paid out in cash until the vesting date. For fiscal 2014 and fiscal 2013 PSU awards, dividends are paid quarterly in cash based on the number of grant units.

(3)	Amounts shown are grant date fair values (compensation values) determined using a Black-Scholes model. For the specified fiscal years, key model assumptions, compensation values and differences from accounting fair value (AFV) are summarized in the tables below.

Measure	Grants made in December 2015 for fiscal 2015	Grants made in December 2014 for fiscal 2014	Grants made in December 2013 for fiscal 2013
Methodology	5-year Black-Scholes average	5-year Black-Scholes average	Current year Black-Scholes
Risk-free rate (%)	1.57	1.96	2.69
Dividend yield (%)	4.70	4.03	4.24
Share price volatility (%)	25.6	12.8	16.9
Term	10 years	10 years	10 years
Compensation value ($)	10.99	13.46	9.19

	2015		2014		2013
NEO	AFV ($5.12 per option)	Variance ($)	AFV ($8.65 per option)	Variance ($)	AFV ($9.58 per option)	Variance ($)
Victor Dodig	433,122	496,017	304,515	169,331	385,250	15,683
Kevin Glass	121,160	138,754	148,918	82,809	214,755	8,743
Harry Culham	414,966	475,224	531,620	295,618	No options granted
David Williamson	248,375	284,442	309,402	172,049	435,507	17,729
Mike Capatides	193,753	221,889	201,398	111,991	254,033	10,342

(4)	Non-equity Annual Incentive Plan Compensation consists entirely of the annual performance-based cash incentive. Beginning with awards granted in December 2014 for fiscal 2014, executives may voluntarily elect to defer their annual incentive into DSUs. Mr. Culham elected to defer 50% of his 2015 cash incentive of $2,397,500.

47	CIBC PROXY CIRCULAR

Compensation Disclosure

(5)	Amounts shown represent the “compensatory value” of changes in the pension obligation during the specified fiscal years.

The 2014 Pension Value for Mr. Dodig includes an amount of $2,201,000 attributable to the increase in his SERP compensation limit when he was appointed CEO.

The 2015 Pension Value for Mr. Culham includes the compensatory value of two months of service in the SERP. Mr. Culham became a participant in the SERP upon his appointment as Group Head, CM effective September 1, 2015.

(6)	Amounts shown for Mr. Dodig, Mr. Glass, Mr. Williamson and Mr. Culham represent CIBC’s contributions to their Employee Share Purchase Plan (ESPP) accounts.

For Mr. Capatides, the amounts shown include CIBC’s contributions to his U.S. 401(k) savings plan of $13,206 in fiscal 2015, $11,292 in fiscal 2014 and $10,363 in fiscal 2013, and tax equalization payments of $614,788 in fiscal 2015, $509,078 in fiscal 2014 and $437,240 in fiscal 2013. The tax payments are made on behalf of Mr. Capatides for Canadian income taxes paid in excess of U.S. income taxes as a portion of Mr. Capatides’ duties are required to be performed in Canada.

For all NEOs, the amounts shown exclude the value of perquisites because it is less than $50,000 for each NEO. For the CEO, the amounts also exclude the value of any personal use of the CIBC plane by the CEO because he reimburses CIBC for this cost. The amounts shown also exclude dividend equivalent amounts earned on PSU, BVU and DSU awards granted in prior years as the dividend equivalents were factored into the disclosed grant date fair value of the awards. The dividend equivalent amounts for fiscal 2015, 2014 and 2013 are $263,876, $287,539 and $239,918, respectively, for Mr. Dodig; $154,539, $165,414 and $129,610 for Mr. Glass; $452,794, $462,532 and $439,915 for Mr. Culham; $351,741, $374,143 and $424,716 for Mr. Williamson; and $195,035, $226,678 and $282,851 for Mr. Capatides.

(7)	Mr. Capatides’ compensation is determined and paid to him in U.S. dollars. All compensation, except for the Pension Value, has been converted to Canadian dollars at the average Bank of Canada rate of exchange of US$1.00 = C$1.2547 for 2015, US$1.00 = C$1.0937 for 2014 and US$1.00 = C$1.0235 for 2013. Mr. Capatides’ Pension Value has been converted to Canadian dollars at the Bank of Canada spot exchange rate on October 31 of US$1.00 = C$1.3075 for 2015, US$1.00 = C$1.1271 for 2014 and US$1.00 = C$1.0427 for 2013.

Incentive plan awards – value vested or earned during the financial year

The table below includes information concerning the value of incentive plan awards vested or earned by each NEO during fiscal 2015.

NEO	Value of Option-based Awards That Vested During the Year(1) ($)	Value of Share-based Awards That Vested and Paid Out During the Year(2) ($)	Value of Non-equity Annual Incentive Compensation Earned During the Year(3) ($)	Value of BVUs That Vested and Paid Out During the Year(4) ($)
Victor Dodig	579,964	909,239	2,502,376	1,134,807
Kevin Glass	270,531	503,686	700,000	564,391
Harry Culham	Nil	5,725,759	2,397,500	Nil
David Williamson	636,188	1,179,564	1,435,000	1,165,897
Mike Capatides	539,159	917,263	1,053,948	861,535

(1)	Amounts shown are the difference between the exercise price of the awards and the closing price of CIBC common shares on the TSX on the vesting date. As the NEO may not have exercised the options on the vesting date or subsequently, the amount shown may not reflect an actual amount realized by the NEO.

(2)	The performance factor applied to the PSUs granted in December 2011 for fiscal 2011 to determine the final amount paid out to participants in December 2014 was the maximum 125%, based on CIBC’s ROE performance from November 1, 2011 to October 31, 2014, which was the highest relative to CIBC’s peer group.

(3)	Amounts shown are the sum of annual cash bonus awards for fiscal 2015 disclosed in the Summary Compensation Table. Mr. Capatides’ annual cash bonus award was paid to him in U.S. dollars. It has been converted to Canadian dollars at an average Bank of Canada exchange rate for fiscal 2015 of US$1.00 = C$1.2547.

(4)	Amounts shown are the value of BVUs that vested and paid out during fiscal 2015. Grant date values for BVUs were disclosed in the Summary Compensation Table in Proxy Circulars from prior years for the applicable NEOs.

CIBC PROXY CIRCULAR	48

Compensation Disclosure

Incentive plan awards – outstanding option- and share-based awards

The table below shows Option-based, Share-based and BVU awards previously awarded to the NEOs that remain outstanding at October 31, 2015.

		Option-based Awards(1)					Share-based and BVU Awards(2)
Name	Compensation Year	Securities Underlying Unexercised Options (#)	Option Exercise Price(3) ($)	Option Expiration Date	Value of Unexercised in-the- money Options ($)	Value of Options Exercised(4) ($)	Plan	Units of Shares Not Vested (#)	Market or Payout Value of Share-based Awards Not Vested ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Victor Dodig	2006	—	96.25	11-Dec-2016	—	32,420
	2007	—	79.55	09-Dec-2017	—	77,732
	2010	13,566	78.50	05-Dec-2020	295,467	103,185
	2011	23,689	71.54	04-Dec-2021	680,822	—
	2012	31,211	80.10	09-Dec-2022	629,838	—	PSU	7,561	568,663	—
							BVU	20,625	1,057,031	—
	2013	40,214	90.52	08-Dec-2023	392,489	—	PSU	16,237	1,221,185	—
	2014	35,204	102.33	07-Dec-2024	—	—	PSU	18,005	1,354,156	—
Kevin Glass	2009	8,060	70.66	06-Dec-2019	238,737	—
	2010	5,749	78.50	05-Dec-2020	125,213	—
	2011	13,124	71.54	04-Dec-2021	377,184	—
	2012	20,808	80.10	09-Dec-2022	419,905	—	PSU	5,041	379,134	—
							BVU	13,750	704,688	—
	2013	22,417	90.52	08-Dec-2023	218,790	—	PSU	9,051	680,726	—
	2014	17,216	102.33	07-Dec-2024	—	—	PSU	8,805	662,224	—
Harry Culham	2012						PSU	36,549	2,748,850	—
	2013						PSU	37,318	2,806,687	—
	2014	61,459	102.33	07-Dec-2024	—	—	PSU	31,434	2,364,151	—
David Williamson	2009	11,821	70.66	06-Dec-2019	350,138	—
	2010	13,686	78.50	05-Dec-2020	298,081	—	DSU	—	—	1,042,679
	2011	30,732	71.54	04-Dec-2021	883,238	—
	2012	41,615	80.10	09-Dec-2022	839,791	—	PSU	9,767	734,576	—
							BVU	26,641	1,365,351	—
	2013	45,460	90.52	08-Dec-2023	443,690	—	PSU	18,355	1,380,480	—
	2014	35,769	102.33	07-Dec-2024	—	—	PSU	18,294	1,375,892	—
Mike Capatides	2006	13,391	96.25	11-Dec-2016	53,966	—
	2007	24,297	79.55	09-Dec-2017	503,677	—
	2010	14,371	78.50	05-Dec-2020	313,000	—
	2011	23,900	71.54	04-Dec-2021	686,886	—
	2012	26,169	80.10	09-Dec-2022	528,090	—	PSU	6,340	476,831	—
							BVU	17,293	886,266	—
	2013	26,517	90.52	08-Dec-2023	258,806	—	PSU	10,706	805,198	—
	2014	23,283	102.33	07-Dec-2024	—	—	PSU	11,908	895,601	—

(1)	Options are in respect of CIBC common shares. Options granted before the annual option grant in December 2010 generally vest over four years in equal installments on the anniversary of the grant date. Beginning with annual option grants in December 2010, options generally vest 50% on the third anniversary and 50% on the fourth anniversary of the grant date.

(2)	PSUs vest and are cash-settled at the end of three years. The Units of Shares Not Vested are the original units granted and the Market or Payout Value of Share-based Awards Not Vested is the threshold, or minimum payout value of 75% of the original units granted. For PSUs granted in 2012, the number of vesting units was determined by CIBC’s ROE performance relative to CIBC’s compensation peer group.

BVUs vest and are cash-settled at the end of three years, with the unit price based on the book value of CIBC common shares. Dividends, share repurchases and the issuance of new common shares affect the number of BVUs that ultimately vest. The last awards granted under this plan will vest in December 2015.

The fully vested DSU award to Mr. Williamson is not payable until his termination of employment, retirement or death.

(3)	The option exercise price is equivalent to the closing market value of CIBC common shares on the trading day immediately preceding the date of grant.

(4)	The value of options exercised is the gross proceeds received during fiscal 2015, before deductions for taxes and commissions, from the exercise of options granted in previous years.

49	CIBC PROXY CIRCULAR

Compensation Disclosure

Equity ownership of NEOs at October 31, 2015

All CIBC executives (including the NEOs) and MDs are expected to hold a minimum amount of equity in CIBC. Equity ownership includes all shares held in the ESPP or personal investment accounts outside of CIBC and unvested units granted under deferred incentive compensation programs. It does not include the value of any in-the-money option grants or BVUs. Newly appointed executives and external hires have five years from their appointment date to meet the minimum guideline, while executives promoted to a more senior level have three years to meet new guidelines. Share ownership guidelines extend into retirement for all NEOs.

The table below shows NEO equity ownership relative to the minimum guideline for their position.

	Minimum Equity Ownership Guideline (Multiple of Salary)(1)	Equity Ownership(2)					Actual Ownership (Multiple of Salary)		Hold Period Following Retirement Date (years)
					Total
Name		DSUs ($)	PSUs ($)	Direct Share Holdings ($)	($)	Units
Victor Dodig	8.0	—	4,281,238	1,751,296	6,032,534	60,157	6.0	(3)	2
Kevin Glass	4.0	—	2,339,749	381,055	2,720,804	27,132	3.6		1
Harry Culham	4.0	—	10,715,371	800,308	11,515,679	114,835	23.0		1
David Williamson	4.0	1,042,679	4,745,262	170,859	5,958,800	59,422	7.9		1
Mike Capatides	4.0	—	2,962,523	1,398,405	4,360,928	43,488	4.6		1

(1)	These guidelines are effective 2017 for the current CEO and 2016 for the other NEOs.

(2)	Amounts shown have been calculated using CIBC’s share price of $100.28 at October 31, 2015.

(3)	The CEO’s actual ownership as at December 31, 2015 was 8.1 times salary.

Securities authorized for issuance under equity compensation plans

The table below provides information at October 31, 2015 on common shares authorized for issuance under the Employee Stock Option Plan (ESOP) and the Non-Officer Director Stock Option Plan (DSOP), which are the only CIBC equity compensation plans that provide for the issuance of shares from treasury.

In January 2003, the Board amended the DSOP and determined that no further options would be granted to directors. The Board may not amend the DSOP unless all approvals and requirements under applicable laws or stock exchange rules are obtained and satisfied.

	A	B	C
Equity Compensation Plans	Number of Securities to be Issued upon Exercise of Outstanding Options (#)	Weighted-average Exercise Price of Outstanding Options ($)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities in column A) (#)
Approved by security holders	4,100,310	82.62	3,241,350
Not approved by security holders	Nil	Nil	Nil
Total	4,100,310	82.62	3,241,350

Options outstanding and available for grant at December 31, 2015

The table below provides additional disclosure on options outstanding and available for grant under the ESOP and DSOP.

	A		B		C = A+B
	Options Outstanding		Options Available for Grant		Total
Plan	(#)	% of Common Shares Outstanding	(#)	% of Common Shares Outstanding	(#)	% of Common Shares Outstanding
ESOP(1)	4,655,597	1.17	2,371,731	0.60	7,027,328	1.77
DSOP	—	—	74,000	0.02	74,000	0.02
Total	4,655,597	1.17	2,445,731	0.62	7,101,328	1.79

(1)	At October 31, 2015, the total number of options outstanding was 4,100,310, the total number of options available for grant was 3,241,350 and the total number of common shares outstanding was 397,291,068 (including outstanding treasury shares).

CIBC PROXY CIRCULAR	50

Compensation Disclosure

The use of options has a direct impact on earnings per common share by increasing the actual number of common shares outstanding (as options are exercised) and the potential number of common shares outstanding (as options are granted). CIBC’s limited use of options is reflected in the ratios shown in the table below, which are well within best practice standards recommended by governance groups.

Measure(1)	2015	2014	2013
Dilution
• number of options granted but not exercised / total number of common shares outstanding at the end of the fiscal year	1.03%	0.99%	1.08%
Overhang
• (number of options available to be granted + options granted but not exercised) / total number of common shares outstanding at the end of the fiscal year	1.85%	1.94%	2.22%
Burn Rate
• total number of options granted in a fiscal year / total number of common shares outstanding at the end of the fiscal year	0.15%	0.20%	0.21%

(1)	Both the ESOP and the DSOP programs are included in the above calculations. All figures are calculated as a percentage of common shares outstanding (including outstanding treasury shares) on October 31 of the specified fiscal years.

Restrictions on trading and hedging CIBC Securities

To maintain the intended alignment between individual and shareholder interests, CIBC prohibits directors, officers and employees from using hedging strategies to offset a decrease in market value of CIBC securities. The policy specifically prohibits directly or indirectly:

•	buying or selling call options, put options or forward derivative contract with respect to CIBC shares;

•	buying or selling any other over the counter derivative product used to hedge exposure to CIBC shares (other than foreign exchange); and

•	selling CIBC shares if they do not own or have not fully paid for them (a short sale).

Deferred incentive compensation plans – key terms and conditions

The tables below summarize key terms and conditions of CIBC’s ESOP, PSU Plan and DSU Plan. The Committee and Board must approve changes to key terms and conditions and any other material amendments to these plans. Annually, the Committee reviews an assessment by CIBC’s control functions of plan compliance with regulatory requirements and CIBC’s risk management, governance, control and policy requirements. When plan design changes and awards are recommended, the Committee reviews scenario analysis and back-testing to ensure objectives of the plan design are achieved.

Prior to 2013, Senior Executive Team (SET) members received awards granted under the BVU Plan. The last BVU award was granted in December 2012 and vested in December 2015. For information regarding this plan, please refer to CIBC’s Management Proxy Circulars from 2010 to 2013.

51	CIBC PROXY CIRCULAR

Compensation Disclosure

ESOP

Eligibility	•	Any full-time employee of CIBC (or any of its subsidiaries) as may be designated by the Committee
Term	•	10 years from the date of grant (subject to a shorter term for changes in employment status or extension due to the application of trading restrictions as described below)
Vesting	•	Beginning with grants in December 2010, vesting is 50% on each of the third and fourth anniversaries of the grant date
Exercise Price	•	Set by the Committee, but must not be less than the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant
	•	CIBC has established an option grant date policy that sets out a process for determining the date of grant for options, which is to be applied consistently to all options granted pursuant to the ESOP, and facilitates CIBC’s compliance with the requirements of the ESOP and the TSX for the grant of options
	•	Where the Committee authorizes a grant of options at a time when CIBC’s internal trading restrictions are in effect or where the price of CIBC common shares otherwise does not reflect all material information known to management, the effective date of the grant is the date on which the trading restrictions have been removed or the third trading day after all material information regarding CIBC has been disclosed, respectively, unless a later date is specified by the Committee
Securities Reserved for Issue	•	The number of common shares which may be issued from treasury cannot exceed 42,634,500
Limit on Individual Grants	•	The maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 1% of the number of common shares then outstanding
Termination	•	Resignation or termination of employment with cause: options are forfeited after 30 days
	•	Termination of employment without cause: unvested options continue to vest, and vested options remain outstanding and exercisable, for the length of the employee severance period
	•	Retirement: options continue to vest and can be exercised subject to the original vesting and expiry dates, provided the participant is 55 years of age or older
Blackout Period Extension	•	The term of options that are scheduled to expire during, or shortly after, a period in which the option holder is prohibited from exercising the option due to trading restrictions is automatically extended so that they expire 10 business days after any applicable trading restrictions end
Stock Appreciation Rights (SARs)	•	CIBC may attach a term to options that up to 50% of the options granted can be exercised as SARs. There are currently no outstanding options with SARs attached to them
Financial Assistance	•	Loans to assist employees in exercising their options may be made provided they do not exceed the employee’s annual salary at the time of the loan, and they have the same terms as loans made to employees to purchase shares of CIBC. No such loans were outstanding for any of the NEOs at October 31, 2015
Assignability	•	ESOP award recipients are generally not permitted to assign or transfer their options. An option recipient may assign his or her rights to, or to the benefit of, a spouse, minor child or minor grandchild, or a trust of which any combination of the option recipient and any of the foregoing are beneficiaries, with CIBC’s prior approval

Amendments	•	The Committee and Board may amend the ESOP from time to time. Shareholder approval is required for the following amendments (unless the change results from application of the anti-dilution provisions of the ESOP):
		–	increasing the number of common shares that can be issued under the ESOP
		–	reducing the strike (exercise) price of an outstanding option
		–	extending the expiry date of an outstanding option or amending the ESOP to permit the grant of an option with an expiry date of more than 10 years from the grant date
		–	changing the provisions relating to the transferability of options except if the transfer is to a family member, an entity controlled by the option holder or a family member, a charity or for estate planning or estate settlement purposes
		–	expanding the categories of individuals eligible to participate in the ESOP
		–	amending the ESOP to provide for other types of compensation through equity issuance
Clawback	•	Grants for fiscal 2010 and thereafter are subject to clawback for misconduct(1)

(1)	Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any gains arising from options that vested and were exercised within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all outstanding options that vested within the previous 12 months will be cancelled.

Misconduct is defined as (i) serious misconduct, (ii) fraud, (iii) a material breach of the terms and conditions of employment, (iv) wilful breach of the provisions of CIBC’s Code of Conduct of sufficient gravity to justify the application of this provision, (v) the failure or wilful refusal to substantially perform the grantee’s material duties and responsibilities, (vi) the conviction of the grantee for any crime involving fraud, misrepresentation or breach of trust, or (vii) any other circumstances sufficient for a termination of employment for cause.

CIBC PROXY CIRCULAR	52

Compensation Disclosure

PSU Plan

Grants	•	Grants are typically awarded as a dollar amount
	•	Number of PSUs granted is based on the:
		–	dollar value of the award; and
		–	average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date (e.g., December 1st for annual grants)
Dividend Equivalents	•	Dividend equivalents are paid in cash during the vesting period based on 100% of the PSUs and no adjustments are made to these amounts based on the actual vesting of the PSUs. Starting with PSUs granted in 2015, dividend equivalents will be reinvested and paid out at the same time, and subject to the same performance conditions, as the underlying PSUs
Hedging	•	CIBC hedges these obligations(1)
Performance Conditions	•	PSUs are subject to satisfaction of additional performance criteria at time of vesting based on:
		–	CIBC’s TSR and ROE performance compared with CIBC’s peer group for awards granted beginning in December 2013; and
		–	CIBC’s ROE performance compared with CIBC’s peer group for awards granted prior to December 2013
Performance Period	•	3 years
Vesting	•	Vest at the end of the three-year period
Payout	•	Payouts vary from 75% to 125% of the value of the number of PSUs granted depending on performance against the criteria described above. The performance period spans the three fiscal years that begin on the first day of the fiscal year in which the grants were made
	•	Vested PSUs pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date
Clawback	•	Grants for fiscal 2010 and thereafter are subject to:
		–	clawback in the event of misconduct(2); and
		–	cancellation in certain cases for unexpected losses(3)

DSU Plan

Grants	•	Grants are typically awarded as a dollar amount
	•	Number of DSUs granted is based on the:
		–	dollar value of the award; and
		–	average closing price of CIBC common shares on the TSX for the 10 trading days preceding the grant date
Dividend Equivalents	•	Dividend equivalents are reinvested and paid out when the underlying DSUs are paid
Hedging	•	CIBC hedges these obligations(1)
Deferral	•	DSUs allow for a longer payout deferral than the typical three-year limit in Canada
Vesting	•	The Board has discretion to set the vesting period and any vesting conditions, which may include performance-related vesting conditions
	•	When granted as part of a voluntary deferral of the executive’s cash incentive award, awards vest immediately
Payout	•	Vested DSUs pay out in cash after the termination of employment, retirement or death, subject to Plan termination provisions and income tax requirements
	•	The payout price is the average closing price of CIBC common shares on the TSX over the 10 trading days preceding the participant’s termination date
Clawback	•	Grants for fiscal 2010 and thereafter are subject to clawback for misconduct(2)

(1)	CIBC hedges its financial exposure resulting from changes in the CIBC share unit value through a total return swap arrangement with a third party financial institution.

(2)	Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any incentive payment made within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all unvested and any outstanding deferred incentive compensation (PSUs, BVUs or DSUs) that vested within the previous 12 months will be cancelled. Misconduct for this purpose is defined in note (1) on page 52.

(3)	The performance clawback provisions provide that in the event of an unexpected loss for CIBC, the SBUs or key lines of business that is greater than, or equal to, the aggregate of the last three years of Net Income Before Tax (NIBT), CIBC has discretion to cancel up to 100% of that year’s vesting BVUs and PSUs, where CIBC determines a participant’s negligence or certain failures substantially contributed to the loss. The clawback can be applied to all or a group of individuals within the specific business unit where the significant unexpected loss occurred as well as in the associated infrastructure group.

53	CIBC PROXY CIRCULAR

Compensation Disclosure

Pension arrangements

Pension and supplemental executive retirement benefits are an integral part of total compensation for our senior executives, including the NEOs. With the exception of Mr. Capatides, all NEOs accrue pension benefits under the CIBC Pension Plan on a non-contributory basis, subject to limits defined by the Income Tax Act. Mr. Capatides accrues pension benefits under the CIBC World Markets Retirement Plan for U.S. Employees, on the same basis as other U.S. employees.

All NEOs have been designated by the Committee as eligible for SERP benefits. SERP benefits for Canadian participants are secured through a trust fund, in the event of plan wind-up. Each year, CIBC makes a contribution to, or receives a refund from, the SERP trust fund to maintain a level of funding equal to the estimated wind-up liabilities for accrued SERP benefits. Mr. Capatides is provided with the same level of SERP benefits as other NEOs (excluding the CEO) except that amounts are denominated in U.S. dollars.

Payment of SERP benefits is subject to compliance with certain non-solicitation and non-competition covenants. Other key SERP provisions are summarized in the table below.

Pension Formula

•  2% of final average earnings per year of pensionable service (maximum of 35 years of service), offset by other CIBC-provided retirement income benefits.

•  The overall annual pension payable to Mr. Dodig is subject to an overall limit of $1,000,000.

Limits on Final Average Earnings	• $2,300,000 for Mr. Dodig; $1,194,401(1) for Mr. Capatides and $913,500 for the other NEOs.
Final Average Earnings (subject to specified dollar limits as shown above)

•  The sum of:

– the average of the best consecutive five years of salary in the last 10 years before retirement; and

– the average of the best five years of annual cash bonus awards in the last

10 years before retirement.

Reduction for Early Retirement

•  Pensions are reduced by 4% for each year that retirement age precedes age 61 for all NEOs except Mr. Culham. Mr. Culham’s pension is reduced by 4% for each year that retirement age precedes age 61 for pension service accrued to December 31, 2012 and by 4% for each year that retirement precedes age 65 for pension service from January 1, 2013 forward.

Government Pension Adjustment

•  Pensions are reduced from age 65 by the maximum Canada/Québec Pension Plan benefit payable at that time (reduced from the Social Security Normal Retirement Age by the maximum primary insurance amount payable for Mr. Capatides).

Form of Pension

•  Pension payments are made for the life of the executive. In the event of death of the executive, 50% of the pension is continued for the life of the executive’s spouse. Other optional forms of payment are made available on an actuarially equivalent basis.

Additional Pension from Employee Contributions	• Executives who had made contributions to the CIBC Pension Plan will receive an increment to their pension benefit equal to the value of their accumulated contributions and associated interest.

(1)	The limit on final average earnings for Mr. Capatides is US$913,500 This amount has been converted to Canadian dollars in the chart above using the October 31, 2015 Bank of Canada spot exchange rate of US$1.00 = C$1.3075.

CIBC PROXY CIRCULAR	54

Compensation Disclosure

The table below provides additional information related to NEO pension obligations.

Defined Benefit Plans
Name	Number of Years of Credited Service (#)	Annual Benefits Payable Vested and Unvested(1) ($)		Opening Present Value of Defined Benefit Obligation(4) ($)	Compensatory Change(5) ($)	Non- Compensatory Change(6) ($)	Closing Present Value of Defined Benefit Obligation ($)
		At October 31, 2015(2)	At Age 65(3)
Victor Dodig	10.3	472,000	1,000,000	3,689,000	387,000	(114,000)	3,962,000
Kevin Glass	6.5	119,000	250,000	1,262,000	209,000	(116,000)	1,355,000
Harry Culham	7.2	23,000	330,000	117,000	134,000	(13,000)	238,000
David Williamson	7.8	142,000	315,000	1,455,000	198,000	(122,000)	1,531,000
Mike Capatides(7)	20.0	464,000	578,000	5,060,000	346,000	1,301,000	6,707,000

(1)	These amounts represent the estimated annual pension payable at age 65 for vested and unvested credited service accrued to the date shown, assuming that final average earnings for SERP participants will be at or above the applicable SERP compensation limit. In addition to joining the SERP effective September 1, 2015, Mr. Culham has another 7 years of service credited under the CIBC Pension Plan that is not recognized under the SERP. Mr. Culham’s annual compensation used to determine his pension from the CIBC Pension Plan is based on the average of his best consecutive five years of salary in the last ten years before retirement, with annual salary up to August 31, 2015 limited to $200,000. Mr. Culham’s pension from the CIBC Pension Plan included in the amounts above is based on his final average earnings at October 31, 2015. The SERP pension in Canada will be offset by the maximum Canada Pension Plan benefit amount starting at age 65, and for Mr. Capatides, the maximum primary insurance amount under U.S. Social Security starting at the Social Security Normal Retirement Age.

(2)	The Annual Benefits Payable at October 31, 2015 is fully vested for all NEOs except Mr. Dodig and Mr. Culham. Vested annual benefits payable to Mr. Dodig and Mr. Culham are $187,000 and $20,000, respectively. Mr. Dodig’s unvested annual benefit payable of $285,000 will vest on September 15, 2016 and Mr. Culham’s unvested annual benefit payable of $3,000 will vest on September 1, 2017.

(3)	All NEOs except Mr. Culham are eligible to retire with an unreduced pension at age 61. The estimated annual pension payable at the later of the NEO’s unreduced retirement age (age 65 for Mr. Culham and age 61 for the other NEOs) and October 31, 2015 is $958,000 for Mr. Dodig, $177,000 for Mr. Glass, $242,000 for Mr. Williamson, $486,000 for Mr. Capatides and $330,000 for Mr. Culham.

(4)	These amounts represent the present value of the NEO’s projected pension earned for service up to October 31, 2014. Amounts have been calculated using the same actuarial assumptions used for CIBC’s financial statement disclosure. Key actuarial assumptions include:

–	an annual discount rate of 4.26% (4.32% for Mr. Capatides);

–	an annual compensation increase of 3.0% (2.0% for Mr. Capatides) before taking into account limits on final average earnings;

–	no allowance for future increases in compensation limits or the different tax treatment of registered pension plans versus supplemental pension benefits; and

–	assumed retirement dates reflecting CIBC Pension Plan experience.

(5)	These amounts represent the fiscal 2015 annual service cost net of employee contributions and, where applicable, the impact on present value of defined benefit obligations of any differences between actual and estimated earnings. For Mr. Culham, the compensatory change includes an amount of $91,000 due to the impact of prospectively removing the limit of $200,000 on pensionable earnings in the registered pension plan. Key actuarial assumptions include:

–	an annual discount rate of 4.44% (4.46% for Mr. Capatides);

–	an annual compensation increase of 2.5% for the next 5 years and 3.0% thereafter (2.0% for all future years for Mr. Capatides) before taking into account limits on final average earnings;

–	no allowance for future increases in compensation limits or the different tax treatment of registered pension plans versus supplemental pension benefits; and

–	assumed retirement dates reflecting CIBC Pension Plan experience.

(6)	These amounts include interest on the opening present value of the defined benefit obligation, experience gains and losses other than those associated with compensation levels, differences in U.S./Canada exchange rates during the year and changes in actuarial assumptions.

(7)	Mr. Capatides’ estimated annual pension has been translated to Canadian dollars using Bank of Canada spot exchange rate at October 31 as follows: US$1.00 = C$1.3075 for 2015; US$1.00 = C$1.1271 for 2014.

55	CIBC PROXY CIRCULAR

Compensation Disclosure

Change of Control contracts

CIBC adopted a Change of Control Policy in 2001. This policy, which covers 11 senior officer roles, including all of the NEOs, recognizes the importance to CIBC and our shareholders of neutralizing potential conflicts of interest and stabilizing key management roles in connection with potential or actual change of control activity. The underlying premise of the policy is that, under a change of control, no additional benefits would be conferred on an officer than would be otherwise provided under a standard severance arrangement, recognizing there are some distinct features to the Change of Control Policy related to the unique circumstances being addressed. The provisions of the policy are reviewed by the Committee on a regular basis for consistency with current best practice and to confirm that the list of officers to which the policy applies is appropriate. The key terms of the policy are the following:

Eligibility	•	Certain senior officers of CIBC, including each of the NEOs.
Coverage Period	•	24 months following the date of the change of control.
Trigger Events (i.e., “Double Trigger”)	•	The policy includes a “Double Trigger” where severance payouts, accelerated vesting of deferred incentive compensation and accrued pension occur only if both:
		(1)	a change of control event occurs; and
		(2)	the officer’s employment is terminated without cause or the officer resigns during the coverage period for one of the reasons listed below, as specified in the policy:
			–	a material reduction in the officer’s total compensation opportunities, job responsibilities, duties or reporting relationship;
			–	a material reduction in the officer’s title, unless the change is a result of a different titling structure or is to a title of essentially the same rank;
			–	a change in the officer’s work location that requires the officer to devote more than 50% of his/her working time over a period of three months at a location that is more than 50 miles/80 kilometers from his/her normal work location before the change of control event; or
			–	any other change in the officer’s employment constituting constructive dismissal under applicable law.
Severance Benefits	•	Upon the “Double Trigger”, the greater of:
		(a)	two times the sum of annual salary and annual cash bonus(1); and
		(b)	the amount the officer may be entitled to under any employment contract or common law.
Vesting of Deferred Incentive Compensation and Pension	•	Upon the “Double Trigger”, all deferred incentive compensation awards and any unvested accrued pension vest.
Pension Benefits	•	Upon the “Double Trigger”, and only for participants who were SERP members prior to May 27, 2015, pension is paid in accordance with the standard terms of the SERP but with two years of service added to credited service (subject to an overall cap of 35 years of service). For participants who became members of the SERP on or after May 27, 2015, additional service credits will only be provided when the participant qualifies under CIBC’s executive severance guidelines to have severance paid in the form of salary continuance.

(1)	In addition, a cash amount of 10% of salary is paid in lieu of continued participation in CIBC’s pension, health and welfare benefits plans that would otherwise be payable during the severance period.

CIBC PROXY CIRCULAR	56

Compensation Disclosure

Post-employment benefits(1)

The table below summarizes estimated contractually agreed severance payments to each NEO in the event of a termination without cause at any time or in connection with a change of control where the executive is terminated without cause or resigns during the coverage period for reasons specified in the Change of Control Policy. Amounts do not include any potential greater common law entitlements.

		Estimated Severance Payment at October 31, 2015(1)
Name	Compensation Element	Termination Without Cause(2) ($)	Change of Control(3) ($)
Victor Dodig	Cash	—	6,036,667
	Deferred Compensation Vesting	—	6,611,777
	Benefits	—	200,000

	Total Incremental Payment	—	12,848,444
	Annual Pension Increment	—	376,000
Kevin Glass	Cash	1,471,467	2,942,933
	Deferred Compensation Vesting	—	3,828,098
	Benefits	—	150,000

	Total Incremental Payment	1,471,467	6,921,031
	Annual Pension Increment	—	37,000
Harry Culham	Cash	3,351,393	6,702,787
	Deferred Compensation Vesting	—	10,559,584
	Benefits	—	100,000

	Total Incremental Payment	3,351,393	17,362,371
	Annual Pension Increment	—	3,000
David Williamson	Cash	4,455,333	4,455,333
	Deferred Compensation Vesting	—	7,745,050
	Benefits	—	150,000

	Total Incremental Payment	4,455,333	12,350,383
	Annual Pension Increment	—	37,000
Mike Capatides	Cash	—	4,225,212
	Deferred Compensation Vesting	—	4,920,135
	Benefits	—	196,125

	Total Incremental Payment	—	9,341,472
	Annual Pension Increment	—	48,000

(1)	Upon resignation or termination with cause, no incremental amounts are payable.

(2)	Amounts shown as Cash for Mr. Culham, Mr. Glass and Mr. Williamson represent entitlements to cash payments in lieu of notice. For Mr. Culham and Mr. Glass, the cash payment is equal to one times the sum of annual salary and average annual cash bonus for the prior three years. For Mr. Williamson, the cash payment is equal to two times the sum of annual salary and average annual cash bonus for the prior three years.

For all NEOs, unvested PSU and BVU awards would continue to be eligible to vest and pay out over the normal schedule. Options would continue to be eligible to meet time-based vesting conditions over the severance period and expire at the end of the severance period.

(3)	Amounts shown as Deferred Compensation Vesting include an amount for unvested PSUs and options based on the closing price of CIBC common shares of $100.28 on October 31, 2015 and an amount for unvested BVU awards based on CIBC’s book value per share of $51.25 at October 31, 2015.

Amounts shown as Benefits are cash payments in lieu of continued participation in CIBC’s pension, health and welfare benefit plans. Each NEO would receive a cash payment equal to 10% of the amount representing salary in the Change of Control severance payment.

Amounts shown as Annual Pension Increment are the incremental annual lifetime pension amounts payable from age 65 (or at an earlier unreduced retirement age, depending on eligibility) as a result of all NEOs, except Mr. Culham (as he became entitled to participate in SERP after May 27, 2015), being entitled to two years of additional credited service. For Mr. Dodig and Mr. Culham, the amounts include $285,000 and $3,000, respectively, in respect of accelerated vesting. The present values at October 31, 2015 of the Annual Pension Increment amounts are $3,067,000 for Mr. Dodig, $547,000 for Mr. Glass, $19,000 for Mr. Culham, $512,000 for Mr. Williamson and $779,000 for Mr. Capatides. These present values have been determined using the same actuarial assumptions used for determining the October 31, 2015 year-end pension plan liabilities which are

57	CIBC PROXY CIRCULAR

Compensation Disclosure

disclosed in CIBC’s financial statements, with the exception that the NEOs are assumed to commence their pension when first eligible at age 55 (or October 31, 2015 if later) with applicable early retirement reductions. Payment of the Annual Pension amounts is subject to the NEO’s acceptance of certain non-solicitation and non-competition covenants.

The Benefits and Annual Pension amounts for Mr. Capatides have been converted to Canadian dollars at the October 31, 2015 Bank of Canada spot rate of exchange of US$1.00 = C$1.3075.

Additional disclosure under the FSB and Basel Committee on Banking Supervision(1)

The following tables provide disclosure under Standard 15 of the FSB Principles for Sound Compensation Practices Implementation Standards and Pillar III of the Basel Committee.

For purposes of these tables, CIBC includes in the FSB terms “senior executive officers” and “employees whose actions have a material impact on the risk exposure of the firm”, members of EXCO and those employees who CIBC has determined have a “material role” based upon their responsibilities or compensation level, respectively. This includes SEVPs who are not members of EXCO, Executive Vice-Presidents, Senior Vice-Presidents, the CIBC FirstCaribbean CEO, CFO and CRO, CM Management Committee, certain MDs, Desk Heads and any CM employee whose incentive compensation is equal to or greater than a pre-determined threshold.

Amounts denominated in foreign currencies have been converted to Canadian dollars at exchange rates used in the annual compensation process. Other issuers that make disclosure of this type may include different officers and employees in these categories, so the amounts disclosed by CIBC may not be comparable to the amounts disclosed by other issuers.

(1)	To preserve employee confidentiality, information regarding severance payments made to members of EXCO and those employees in “material roles” is provided to the Office of the Superintendent of Financial Institutions on a confidential basis.

Amounts and form of remuneration awarded

The table below shows the amounts of remuneration awarded and the components of variable compensation for the specified fiscal years. These awards may have been granted and received during or after the fiscal year, but in respect of the specified fiscal year.

	2015		2014
($ unless otherwise noted)	EXCO	Material Roles	EXCO		Material Roles
Fixed-base salary	7,300,000	49,000,000	8,400,000		46,200,000
Variable compensation
– Cash	15,600,000	102,700,000	24,800,000	(1)	89,000,000
– Equity	21,400,000	75,200,000	17,700,000		65,200,000
– Share-linked	21,400,000	75,200,000	17,700,000		65,200,000
– Other	—	—	—		—
Total variable compensation	37,000,000	177,900,000	42,500,000		154,200,000
Total remuneration	44,300,000	226,900,000	50,900,000		200,400,000
Number of beneficiaries	12	177	12		171

(1)	Includes incentive awards for the former CEO and COO which were awarded fully in cash, per the terms of their post-employment arrangements.

CIBC PROXY CIRCULAR	58

Compensation Disclosure

Deferred compensation awarded and paid out

The table below shows the amounts of deferred compensation awarded for, and paid out during, the specified fiscal years under current deferred compensation plans. Payouts include realized option gains (i.e., the difference between the market value and exercise price).

	2015		2014(1)
(All figures in $)	EXCO	Material Roles	EXCO	Material Roles
Awarded for the fiscal year	21,400,000	75,900,000	17,700,000	66,900,000
Payouts during the fiscal year(2)	22,500,000	88,800,000	77,300,000	63,900,000

(1)	The EXCO payouts amount includes the settlement and payout of vested Retirement Special Incentive Program and Retirement Deferred Share Unit awards to CIBC’s former CEO, Mr. McCaughey, that were subject to a mandatory deferral until his departure from CIBC. These amounts offset other forms of incentive compensation for each of the years in which allocations were made. Mr. McCaughey received a total of $43,283,623 for the settlement and payout of these awards.

(2)	Included in fiscal 2015 are amounts paid in December 2014 relating to fiscal 2013 and previous years and included in fiscal 2014 are amounts paid in December 2013.

Outstanding deferred compensation

The table below shows the amounts of all forms of deferred compensation that remain outstanding and which had not expired at the end of the specified fiscal years. Deferral periods are specified within the terms of the relevant plan and, for DSUs, extend until termination, retirement or death.

	2015		2014
(All figures in $)	EXCO	Material Roles	EXCO	Material Roles
Vested	6,900,000	15,700,000	6,800,000	57,500,000
Unvested	53,500,000	198,800,000	105,300,000	227,400,000
Total	60,400,000	214,500,000	112,100,000	284,900,000

Implicit and explicit reductions

The table below shows the amount of implicit and explicit reductions related to outstanding remuneration at the end of the specified fiscal years that was awarded in the prior fiscal year (i.e., 2015 amounts related to remuneration awarded in 2014). Implicit reductions result from decreases in the value of CIBC common shares or share units while explicit reductions result from the application of misconduct or performance clawbacks.

	2015		2014
(All figures in $)	EXCO	Material Roles	EXCO	Material Roles
Outstanding	27,300,000	153,400,000	45,200,000	147,900,000
Reductions
– Implicit	29,100,000	29,700,000	—	—
– Explicit	—	—	—	—

59	CIBC PROXY CIRCULAR

Compensation Disclosure

New sign-on payments

The table below shows cash and deferred incentive compensation sign-on awards granted in the specified fiscal years to new hires. Payouts in connection with these awards may have been made in whole or in part in fiscal 2015 or fiscal 2014 or, if the awards involved deferred compensation, will be paid in subsequent fiscal years.

	2015		2014
	EXCO	Material Roles	EXCO	Material Roles
Total sign-ons ($)	—	750,000	—	1,900,000
Number of beneficiaries	—	1	—	5

Guarantees

The table below shows guaranteed incentive compensation awards granted during the specified fiscal years. Payouts in connection with these awards may have been paid in whole or in part during the specified fiscal years or, if the awards involved deferred compensation, will be paid in subsequent fiscal years.

	2015		2014
	EXCO	Material Roles	EXCO	Material Roles
Total guarantees ($)	—	875,000	—	350,000
Number of beneficiaries	—	1	—	1

Non-GAAP Measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance.

Adjusted measures

Management assesses results on a reported basis and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures noted below. Items of note include the results of our structured credit run-off business, the amortization of intangibles and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitate a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.

We also adjust our results to gross up tax-exempt revenue on certain securities to a Taxable Equivalent Basis (TEB) basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue.

CIBC PROXY CIRCULAR	60

Compensation Disclosure

CIBC	2015		2014
($ millions; for the year ended October 31)	Revenue	Net Income	Revenue(1)	Net Income
Reported (GAAP)	13,856	3,590	13,363	3,215
Cumulative restructuring charges primarily relating to employee severance	—	225
Gain arising from accounting adjustments on credit card-related balance sheet amounts	(46)	(34)
Gain on sale of an investment in our merchant banking portfolio	(23)	(13)
Charges relating to CIBC FirstCaribbean			—	543
Gain in respect of the Aeroplan transactions with Aimia Canada Inc. and The Toronto-Dominion Bank, net of costs relating to the development of our enhanced travel rewards program			(260)	(147)
Charge relating to the incorporation of funding valuation adjustments into the valuation of our uncollateralized derivatives			112	82
Gain, net of associated expenses, on the sale of an equity investment in our exited European leveraged finance portfolio			(96)	(57)
Loss from the structured credit run-off business	19	21	11	11
Gain within an equity-accounted investment in our merchant banking portfolio			(52)	(30)
Amortization of intangible assets	10	33	9	28
Charge resulting from operational changes in the processing of write-offs in RBB			—	19
Loan losses in our exited U.S. leveraged finance portfolio			—	12
Reduction in the collective allowance, including lower estimated credit losses relating to the Alberta floods			—	(19)
Adjusted (non-GAAP)	13,816		13,087
TEB adjustment	482	—	421	—
Adjusted, TEB (non-GAAP)	14,298	3,822	13,508	3,657

RBB
Reported (GAAP)	8,440	2,524	8,263	2,483
Amortization of intangible assets	—	6	—	4
Gain arising from accounting adjustments on credit card-related balance sheet amounts	(46)	(34)
Charge resulting from operational changes in the processing of write-offs in RBB			—	19
Gain in respect of the Aeroplan transactions with Aimia Canada Inc. and The Toronto-Dominion Bank, net of costs relating to the development of our enhanced travel rewards program			(179)	(87)
Adjusted (non-GAAP)	8,394	2,496	8,084	2,419

WM
Reported (GAAP)	2,471	520	2,202	471
Amortization of intangible assets	9	18	8	15
Adjusted (non-GAAP)	2,480	538	2,210	486

CM
Reported (GAAP)	2,642	1,004	2,424	895
Loss from the structured credit run-off business	19	21	11	11
Gain on sale of an investment in our merchant banking portfolio	(23)	(13)
Gain, net of associated expenses, on the sale of an equity investment in our exited European leveraged finance portfolio			(96)	(57)
Gain within an equity-accounted investment in our merchant banking portfolio			(52)	(30)
Charge relating to the incorporation of funding valuation adjustments into the valuation of our uncollateralized derivatives			112	82
Loan losses in our exited U.S. leveraged finance portfolio			—	12
Adjusted (non-GAAP)	2,638	1,012	2,399	913

(1)	During fiscal 2015, we reclassified certain fiscal 2014 amounts relating to our insurance business within RBB from non-interest expenses to non-interest income. There was no impact on RBB or CIBC net income due to this reclassification.

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Governance Letter to Shareholders

TO OUR FELLOW SHAREHOLDERS:

What we heard from you

Maintaining an ongoing dialogue with you continues to be a priority. We met with many stakeholders during the year – shareholders, shareholder groups, proxy advisory firms and regulators. These meetings are important to us because of the valuable feedback you give us about corporate governance and our disclosure.

We are listening to you

We encourage you to read the letter on page 29 from Linda Hasenfratz, Chair of the Management Resources and Compensation Committee, and John Manley, Chair of the Board. The letter explains how we responded to last year’s Say on Pay vote and the changes we made in executive compensation and our succession planning process. We would also like to share our progress on other key Board activities during 2015.

Gender diversity

CIBC and your Board are proud supporters of the Catalyst Accord and the 30% Club Canada, non-profit organizations dedicated to expanding opportunities for women in business and enhancing gender balance at all levels. CIBC’s President and CEO, Victor Dodig, is Chair of the 30% Club Canada. Both Victor and John Manley are founding members. They also serve on the Advisory Board of Catalyst Canada, along with Linda Hasenfratz.

Your Board is committed to promoting gender diversity and the representation of women on the Board. In the past year we have put two talented and experienced women forward for election to the Board: Nanci Caldwell who joined us on December 4, 2015 and Christine Larsen, who is a new director nominee this year. The target for gender diversity on the Board has changed from “25% to 30%” women on the Board by 2017 to “at least 30%” women on the Board by 2017. We are proud that, with 31% women on your Board, we have achieved our target. If the director nominees named in the Circular are elected, CIBC’s Board will consist of 35% women.

The composition of your Board

It is important that the Board’s collective skills and experience support CIBC’s strategic priorities, with the right mix of seasoned directors and fresh perspectives. We believe it is beneficial to fill anticipated vacancies on the Board well before planned retirements. This approach allows new Board members to benefit from the knowledge and experience of retiring directors. In the last year, we have asked three directors to join your Board – Barry Zubrow, Nanci Caldwell and now, Christine Larsen. Collectively, these individuals enhance the Board’s financial institution experience, risk management skills and information technology depth – key areas on which your Board has been focused.

Thank you

On behalf of the Committee and the entire Board of Directors, we thank you for your ongoing dialogue with us and your continued support.

Your feedback is always welcome. You can contact the Board, the Chair of the Board, a Board committee or a director by writing to us at corporate.secretary@cibc.com.

Sincerely yours,

Katharine B. Stevenson Chair, Corporate Governance Committee

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Statement of Corporate Governance Practices

This statement of corporate governance practices describes the governance framework that guides CIBC’s Board and management in fulfilling their obligations to CIBC and its stakeholders. It was last reviewed and approved by the Board in February 2016.

64	Governance Structure

64	Board Composition

65	Board Responsibilities

66	Director Independence

66	Independence standards

66	Non-material relationships

67	Outside board memberships

67	Board interlocks

67	Service on other public company audit committees

68	In camera sessions

68	Conflicts of interest

68	Independent Chair of the Board

68	Director Nomination Process

68	Nominating a new candidate for election

69	Nominating an existing director for re-election

69	Director Tenure

69	Term limits

70	Resignation of a director

70	Majority voting

70	Meeting attendance record

70	Former Chief Executive Officer

71	Annual Performance Evaluation of the Board

71	The Chief Executive Officer

72	The Chair of the Board

72	Board Committees

73	Board Access to Independent Advisors and Management

73	Director Orientation and Continuing Education

73	New director orientation

74	Ongoing director education

75	Director Compensation

75	Compensation

76	Diversity and Inclusion

76	Talent Management and Succession Planning

77	CIBC Code of Conduct and Code of Ethics for Directors

77	Corporate Responsibility

77	Engagement

CIBC’s Corporate Governance Framework

The Board and management believe that CIBC’s corporate governance framework is the foundation for executing CIBC’s strategy to deliver consistent, sustainable earnings and build a client-focused culture. The framework guides the Board and management in fulfilling their responsibilities to CIBC, its shareholders, employees and clients.

The diagram below provides a snapshot of the relationships among the Board, management, shareholders, auditors and regulators.

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Statement of Corporate Governance Practices

1.	Governance Structure

^	The Board reviews and approves key governance documents annually:

•	Statement of Corporate Governance Practices
•	Board of Directors Independence Standards
•	Mandate of the Board of Directors
•	Mandate of the Chair of the Board
•	Mandates of the Board Committees
•	Mandate of a Board Committee Chair
•	Mandate of the President and Chief Executive Officer
•	CIBC Code of Conduct
•	Code of Ethics for Directors

^	Find them at www.cibc.com or www.sedar.com

At the foundation of CIBC’s governance structure are knowledgeable, independent and effective directors. Documenting clear roles and responsibilities for the Board and its committees helps the Board supervise the management of CIBC’s business and affairs.

2.	Board Composition

^	17 director nominees are proposed for election at CIBC’s 2016 shareholder meeting

^	The skills and experience of CIBC’s Board are on page 16 of the 2016 Management Proxy Circular (the “Circular”) which may be found at www.cibc.com

^	A biography of each director nominee starts on page 7 of the Circular

The composition of the Board and its committees is driven by legal requirements, the annual Board evaluation process and CIBC’s strategic priorities.

Legal requirements – The Board complies with legal requirements on the qualifications, number, affiliation, residency and expertise of directors. These requirements come from the Bank Act, securities laws and stock exchanges on which CIBC shares are listed. The Board also follows guidance on board composition from the Office of the Superintendent of Financial Institutions (OSFI) and the Canadian Securities Administrators (CSA).

Board size – The Corporate Governance Committee has determined that the optimal Board size for effective decision-making is 14 to 16 non-management directors. Board size and composition are reviewed annually based on changes in legal requirements, best practices, the skills and experiences required to enhance the Board’s effectiveness and the number of directors needed to discharge the duties of the Board and its committees effectively.

Director skill set and competency matrix – The Corporate Governance Committee assesses the skills and experiences of Board members and looks at the composition of the Board and its committees annually using a competency matrix. The matrix lists desired skills and experiences under broad categories such as leadership, functional capabilities, market knowledge and board experience. The Corporate Governance Committee updates the matrix regularly to reflect the Board’s current and long-term needs, as well as CIBC’s strategic priorities. Each Board member self-assesses his or her skills and experiences identified in the matrix. The Corporate Governance Committee uses the results to help identify gaps in the Board’s collective skill set, promote continuing education and determine committee composition.

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3.	Board Responsibilities

^	The Board’s key responsibilities include oversight of and decision-making on: strategic planning, risk management, human resources, talent management and succession planning, corporate governance, financial information, communications, Board committees and director development and evaluation

The Board is responsible for supervising the management of CIBC’s business and affairs. The Board, directly and through its committees and the Chair of the Board, provides direction to management, generally through the Chief Executive Officer (CEO), to pursue the best interests of CIBC. The Mandate of the Board of Directors is incorporated into this document by reference. The Board’s key responsibilities are outlined below.

Strategic planning – The Board oversees the development of CIBC’s strategic direction and priorities. Throughout the year, the Board reviews management’s assessment of emerging trends, the competitive environment, risk issues and significant business practices and products, culminating in the Board’s review and approval of the strategic, financial and capital plans for the next fiscal year.

Risk management – With support from the Risk Management Committee and the Audit Committee, the Board approves CIBC’s risk appetite and oversees significant risks associated with CIBC’s businesses and operations, the implementation by management of systems, processes and controls to manage these risks and any significant deficiencies in the operation of these systems, processes and controls.

Human resources, talent management and succession planning – With assistance from the Management Resources and Compensation Committee, the Board reviews CIBC’s approach to human resources, talent management, and the succession planning process for the CEO and key management positions. The Board also approves compensation decisions for the CEO and other key management positions based on business performance, risk and control factors, and the extent to which management fosters a culture of integrity and inclusion.

Corporate governance – With assistance from the Corporate Governance Committee, the Board reviews CIBC’s approach to corporate governance, director independence and codes of conduct for employees and directors.

Financial information – With assistance from the Audit Committee, the Board reviews CIBC’s internal controls relating to financial information, management reports on significant deficiencies relating to those controls and the integrity of CIBC’s financial information and systems.

Communications – With assistance from the Corporate Governance Committee, the Board reviews CIBC’s overall communications strategy and the communication framework between the Board and its stakeholders.

Board committees – The Board establishes committees and their mandates and requires committee chairs to present a report to the Board on material matters considered by the committee at the next scheduled Board meeting.

Director development and evaluation – Each director participates in CIBC’s director development program. With assistance from the Corporate Governance Committee, the Board engages in an annual process to evaluate Board performance and develop action plans that enhance Board effectiveness.

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4.	Director Independence

^	All director nominees put forward for appointment at the 2016 shareholder meeting are independent except Victor Dodig, President and CEO of CIBC

Director independence is an important part of how the Board satisfies its duty to supervise the management of CIBC’s business and affairs. The Board considers regulatory requirements, best practices and good judgment to define independence. In addition, the Board applies independence standards, which have tests to assess a director’s independence, as well as a description of relationships between CIBC and a director that would not affect a director’s independence. The Board and its committees also foster independence by:

•	reviewing board interlocks (where two or more CIBC directors are on the board of another public company);

•	retaining advisors to provide independent advice and counsel, when needed;

•	conducting regular in camera sessions of the Board and its committees without the CEO or any other member of management;

•	determining whether directors have a material interest in a transaction; and

•	appointing an independent Chair of the Board to oversee the Board’s operations and decision-making.

Independence standards

The Board independence standards require a substantial majority of its directors to be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards that comply with the Bank Act Affiliated Persons Regulations, the New York Stock Exchange (NYSE) corporate governance rules and the CSA’s director independence rules. The Board determines the independence of a director when the Board approves director nominees to be named in the Circular and at other times if necessary or desirable. For example, if a director joins the Board mid-year, the Board makes a determination on the new director’s independence at that time.

All members of the Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee must be independent. A majority of the members of the Risk Management Committee must be independent. Audit Committee members have to satisfy additional independence standards under the U.S. Sarbanes-Oxley Act of 2002. Management Resources and Compensation Committee members voluntarily adopted additional independence standards under the NYSE rules.

The Board bases its determination of independence primarily on questionnaires completed by each director nominee.

Non-material relationships

The Board has identified non-material relationships that do not affect a director’s independence (unless the Board decides otherwise in the director’s particular circumstances). These “non-material relationships” include:

•	routine banking services where a director, his or her immediate family members or entities they control, receive personal banking services, loans and other financial services in the ordinary course of business from CIBC or one of its subsidiaries as long as the services are on market terms, comply with applicable laws and do not exceed the monetary thresholds in the Board’s independence standards; and

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•	the employment of an immediate family member of a director with CIBC or a subsidiary (provided the immediate family member is not the director’s spouse or an executive officer of CIBC or a subsidiary) if the compensation and benefits received by the family member were established by CIBC in accordance with policies and practices that apply to CIBC employees in comparable positions.

Outside board memberships

The Board does not limit the number of public companies on which a director serves because the Board recognizes that some directors have the time and ability to maintain the focus and commitment expected of a CIBC director. For that director, multiple public company board service enhances the director’s breadth and depth of experience and provides another way to stay on top of issues, trends, governance practices and the evolving regulatory environment.

Nonetheless, the Corporate Governance Committee recognizes that it is important for directors to balance the insights gained from their roles on other boards with the ability to prepare for, attend and participate effectively in their CIBC Board and committee meetings. The Committee reviews director performance to make sure directors continue to have the time and commitment to fulfill their obligations to CIBC’s Board. The Committee looks at director meeting attendance, individual contributions at meetings, results of the annual board effectiveness evaluation, and peer review feedback from one-on-one meetings between the Chair of the Board and an individual director.

The Board believes disclosing other public company board memberships and director attendance at CIBC Board and committee meetings is important to show director performance. See director nominee biographies starting on page 7 of the Circular for information on attendance, and membership on other public company boards and board committees.

Board interlocks

An “interlock” occurs when two or more CIBC directors are on the board of another public company. The Board does not restrict board interlocks but recognizes that it is important for directors to remain impartial and independent even if they have a common board membership. There is one interlocking board membership among CIBC’s directors, which is set out below.

Company	Director	Committee Membership
CAE Inc.	John P. Manley	Corporate Governance (Chair), Human Resources
	Katharine B. Stevenson	Audit (Chair)

The Corporate Governance Committee does not believe that this common board membership impacts the ability of these directors to act in the best interests of CIBC and does not impair their independence.

Service on other public company audit committees

No member of CIBC’s Audit Committee may be on the audit committee of more than two other public companies unless the Board determines that this simultaneous service does not impair the ability of the member to be effective on CIBC’s Audit Committee. The Corporate Governance Committee believes that for a director with the time and energy to maintain the focus and commitment expected at CIBC’s Board and committee meetings, multiple audit committee service at public companies enhances an audit committee member’s breadth and depth of experience and overall performance, providing another way for the director to be informed about accounting and disclosure trends as well as the evolving regulatory environment.

The Corporate Governance Committee reviews service on multiple audit committees as part of its assessment of a director’s performance. The Corporate Governance Committee looks at: the annual Board effectiveness evaluation; questionnaires completed by the directors each year to

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Statement of Corporate Governance Practices

determine their financial literacy; qualifications to be designated as an audit committee financial expert; time demands on the director; and the director’s background and related experience.

Ms. Stevenson is a member of the audit committee at CIBC and three other public companies. After reviewing the financial literacy, qualifications as an audit committee financial expert, related experience, regulatory requirements, time demands and scope of audit committee activities for Ms. Stevenson, the Board determined that her ability to serve effectively on CIBC’s Audit Committee is not impaired. For more information on the skills and experience of CIBC’s Audit Committee members, see the director nominee biography section of the Circular and CIBC’s Annual Information Form. For more information on multiple audit committee service, see page 19 of the Circular.

In camera sessions

The Board and each of its committees set aside time for in camera sessions at their meetings to have open and candid discussion without the CEO or other members of management. The sessions are led by the Chair of the Board at Board meetings and the chair of each committee at committee meetings.

Conflicts of interest

To promote the Board’s independent decision-making, CIBC has a process in place to identify and deal with director conflicts of interest. If directors or executive officers have an interest in a material transaction or agreement with CIBC that is being considered by the Board or a Board committee, they: 1) disclose that interest; 2) leave the meeting during Board or committee discussion; and 3) do not vote on the matter.

Independent Chair of the Board

The Chair of the Board meets the Board’s independence standards and the additional independence standards for the Audit Committee. The Chair’s independence is important for leading the Board in carrying out its duties.

5.	Director Nomination Process

^	The Corporate Governance Committee acts as the nominating committee, meaning it recommends candidates for nomination to the Board

Nominating a new candidate for election

The Corporate Governance Committee is responsible for recommending director candidates. When the Board decides to recruit a director, the Corporate Governance Committee creates a candidate profile outlining the desired set of skills and experiences that will deepen the Board’s collective skills and experiences in support of CIBC’s strategic priorities. The Corporate Governance Committee might use an external recruitment firm to identify potential candidates who meet the desired profile. However, the Committee also maintains a list of potential director candidates. Once the best candidates are identified, the Chair of the Board, Chair of the Corporate Governance Committee and other Board members meet the candidates to discuss their background, skills and ability to devote the time and commitment required to be on CIBC’s Board. The Corporate Governance Committee looks at each candidate’s integrity and suitability by obtaining references, verifying educational background, conducting a security check and assessing any potential conflicts, independence concerns or disclosure issues.

The Bank Act outlines the process for shareholders, holding in aggregate not less than 5% of CIBC’s outstanding common shares, to submit a proposal to nominate individuals for election as directors. In addition, shareholders may suggest director candidates to the Chair of the Board who will ask the Corporate Governance Committee to review the suggestion.

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Nominating an existing director for re-election

Before recommending an existing director for re-election to the Board, the Corporate Governance Committee reviews the director’s:

•	continuing integrity and suitability;

•	capability to contribute effectively to the Board and its oversight responsibilities;

•	compliance with CIBC’s Code of Ethics for Directors;

•	attendance at regularly scheduled Board and committee meetings; and

•	tenure on the Board.

6.	Director Tenure

^	A director retires on the earlier of 15 years after joining the Board or 75 years of age

^	Resignation triggers for a director include:

•	a material change in the status of his or her employment
•	receiving more “withheld” votes than “for” votes
•	attending less than 75% of regularly scheduled Board and committee meetings

CIBC has a Director Tenure Policy which outlines factors that affect a director’s tenure.

Term limits

The maximum period of time a director can be on CIBC’s Board is the earlier of 15 years after joining the Board or 75 years of age. A director would not stand for re-election at the annual meeting following that event. In rare circumstances, the Corporate Governance Committee might recommend a director for re-election after the expiry of his or her maximum term if it is in the best interests of CIBC to do so.

The Board believes that term limits help create a balance between the fresh perspective of a new director and the experience of a seasoned Board member. The graph below shows the amount of time that the director nominees for election at the 2016 shareholder meeting have been on CIBC’s Board. The average tenure of the director nominees is 6.7 years.

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Statement of Corporate Governance Practices

Resignation of a director

The Director Tenure Policy requires a director to provide notice of resignation to the Chair of the Board in certain circumstances including:

•	the director no longer satisfies the director qualification requirements under applicable law;

•	there is a material change in the status of the director’s employment;

•	the director accepts a role with a company or organization which could have a material conflict with CIBC;

•	the director causes CIBC to incur an irrecoverable loss; or

•	the director becomes aware that personal circumstances might have an adverse impact on the reputation of CIBC.

The Corporate Governance Committee makes a recommendation to the Board on whether to accept a resignation. The director who tenders a resignation does not take part in the decision-making process.

Majority voting

A director must tender his or her resignation if the director receives more “withheld” votes than “for” votes at a meeting where shareholders vote on the uncontested election of directors (a “majority withheld vote”). An “uncontested election” means an election where the number of director nominees for election equals the number of directors to be elected. Unless there were extenuating circumstances, the Corporate Governance Committee would recommend that the Board accept the resignation. The Board would make its decision within 90 days after the election and issue a press release either announcing the resignation or explaining why it was not accepted. The director who tendered the resignation would not take part in the decision-making process. If a resignation is accepted, the Board may fill a vacancy in accordance with the Bank Act or reduce the size of the  Board.

Meeting attendance record

Regular Board and committee meetings are set about two years in advance. Special meetings are scheduled when required. A director is encouraged to attend all meetings and expected to attend at least 75% of all regularly scheduled Board and committee meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director’s control prevent the director from doing so. This standard is not applied to attendance at special Board or committee meetings which are called on short notice. See pages 7 to 15 of the Circular for detailed information on Board and committee meeting attendance. During fiscal 2015, average attendance of all directors at regular Board and committee meetings was 99%. In addition, at CIBC’s most recent annual meeting of shareholders all but one of the director nominees attended.

Former Chief Executive Officer

Under the Director Tenure Policy, the CEO would not normally be re-elected as a director after ceasing to act as the CEO. However, the Corporate Governance Committee may recommend that he or she be re-elected as a director in special circumstances if in the best interests of CIBC.

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7.	Annual Performance Evaluation of the Board

^	Every year the Board evaluates its performance and effectiveness and each director participates in an annual self-assessment and peer review process

The Corporate Governance Committee oversees the annual evaluation of the performance and effectiveness of the Board, its committees, the CEO and individual directors. An external advisor conducts the evaluation to encourage candid feedback, maintain confidentiality and promote objectivity. The evaluation is based on:

•	a detailed survey completed by each director;

•	a detailed survey completed by senior executives on the performance of the Board and committees they support; and

•	individual one-on-one meetings between each director and the Chair of the Board.

The surveys ask questions about how the Board or committee satisfied its mandate, what was done well and what could be done better. The topics covered by the survey are Board leadership, the Board and CEO relationship, talent management and succession planning, strategy, risk management, and operations. The survey also asks for input on areas of focus for the coming year.

The one-on-one meetings between each director and the Chair of the Board provide an opportunity for open discussion about the contributions of the director and fellow board members to the Board and its committees, what the Board and committees could do better, other responsibilities the director might be interested in and other comments or recommendations the director might have about the operation and performance of the Board. The Chair of the Board shares broad themes from these meetings with the Board and uses peer feedback to review individual director performance and identify opportunities for individual director development.

The Corporate Governance Committee reviews the performance of the Chair of the Board each year and the Chair of the Corporate Governance Committee provides director feedback to the Chair of the Board.

The evaluation process helps identify opportunities for continuing Board and director development and forms the basis of action plans for improving the Board’s operations. The Corporate Governance Committee monitors progress against these plans.

8.	The Chief Executive Officer

^	The Board reviews and approves the Mandate of the Chief Executive Officer annually

^	Find the mandate at www.cibc.com

The primary functions of the CEO are to lead the management of CIBC’s business and affairs and to implement Board resolutions and policies. The Mandate of the Chief Executive Officer sets out the CEO’s key accountabilities and responsibilities, which include duties relating to CIBC’s values, strategy, governance, risk management, risk appetite, financial information, human resources management, operational direction, Board interaction, talent management, succession planning and effective communication with shareholders, clients, employees and regulators.

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9.	The Chair of the Board

^	The Board reviews and approves the Mandate of the Chair of the Board annually

^	Find the mandate at www.cibc.com

The primary function of the Chair of the Board is to lead the operations and deliberations of the Board under its mandate. The Mandate of the Chair of the Board sets out the Chair’s key accountabilities and responsibilities, which include setting Board meeting agendas, chairing Board and shareholder meetings, leading director development, providing input on the integrity and suitability of potential director candidates, leading the Board in overseeing CIBC’s strategy, providing Board feedback to the CEO and communicating with shareholders, regulators and other stakeholders.

10.	Board Committees

^	The Board has four standing committees which report regularly to the Board

^	For more information about each committee’s activities in 2015, please see the Circular

The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements, management’s discussion and analysis and internal control over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the audit committee for certain federally regulated subsidiaries. The Audit Committee meets regularly with the internal and external auditors, the Chief Financial Officer (CFO), the Chief Auditor, Chief Compliance Officer and the General Counsel. All Committee members are independent and each member is an “audit committee financial expert” under the U.S. Securities and Exchange Commission rules.

The Management Resources and Compensation Committee is responsible for providing strategic oversight of CIBC’s human capital, which covers organizational effectiveness; leadership development; succession planning, including the depth and diversity of succession pools; talent management; and the alignment of bank-wide compensation with CIBC’s strategy and risk appetite. The Management Resources and Compensation Committee reviews and approves CIBC’s compensation philosophy, methodology and governance practices, has duties relating to CIBC’s pension funds and oversees the preparation of the Compensation Discussion and Analysis in the Circular. The Management Resources and Compensation Committee reviews and recommends for Board approval annual incentive compensation funding, employment arrangements, performance objectives, performance evaluation, compensation, and succession plans for the CEO and other key management positions. All Committee members are independent.

The Corporate Governance Committee is responsible for overseeing corporate governance and acting as the conduct review committee of CIBC and certain federally regulated subsidiaries. The Corporate Governance Committee oversees CIBC’s governance framework; the composition and performance of the Board and its committees; the succession planning process for the Chair of the Board; compliance with the CIBC Code of Conduct for employees and contingent workers and the Code of Ethics for Directors. All Committee members are independent.

The Risk Management Committee is responsible for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. The Risk Management Committee oversees the identification, measurement, monitoring and control of CIBC’s principal business risks. The Risk Management Committee has specific responsibilities for all principal business risks; the design and effectiveness of CIBC’s independent risk management and compliance functions; and compliance with legal and regulatory requirements. The Risk

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Management Committee also provides input to the Management Resources and Compensation Committee on risk-related aspects of compensation decisions. All Committee members are independent.

The Board appoints each committee chair. The term of a committee chair is about five years. A chair is responsible for presiding over all meetings of that committee, coordinating compliance with the committee’s mandate, working with management to develop the committee’s annual work plan and providing the Board with reports on the committee’s key activities. In determining appropriate membership on committees, the Board tries to strike a balance between having members with the right experience and expertise on the committee and rotating membership to bring in new ideas and insights.

11.	Board Access to Independent Advisors and Management

^	The Management Resources and Compensation Committee has retained an independent compensation advisor that reports directly to the Committee, acts only on instructions provided or approved by the Committee Chair and does not perform work on any other CIBC mandate

^	The Audit Committee and Risk Management Committee retain an independent advisor periodically to review the effectiveness of oversight functions such as Internal Audit, Finance, Compliance and Risk Management

To assist the Board, the Chair of the Board and the Board committees in satisfying their responsibilities and to foster their independence, the Board, the Chair of the Board and the Board committees may retain and terminate independent advisors and set and pay the compensation of those advisors without consulting or obtaining approval of management. The Board, the Chair of the Board and the Board committees also have unrestricted access to management and employees of CIBC, as well as the external auditors.

12.	Director Orientation and Continuing Education

^	The Board’s target is to have approximately 10% of the combined time at regularly scheduled Board and committee meetings dedicated to educational presentations

CIBC’s director development program fosters the continuous education of Board members. The program has two components: 1) new director orientation to help new directors become fully engaged as quickly as possible; and 2) continuing education to help directors understand new and emerging governance practices and regulatory developments relevant to the director’s Board and committee responsibilities. During fiscal 2015, approximately 11% of agenda time was dedicated to director development.

New director orientation

CIBC has an orientation program for new directors which consists of written materials and orientation events. There is a director manual that reviews Board policies and procedures; CIBC’s By-Law and organizational structure; CIBC’s strategic, financial and capital plans; the most recent annual and quarterly financial reports; and key business issues. In addition, a new director has separate one-on-one meetings with the Chair of the Board, the CEO, members of management and representatives from CIBC’s Compliance Department and Corporate Secretary’s Division. Management also hosts tours of CIBC businesses and operations. The committee chair arranges orientation sessions about the committee the new director joins. To help a new director better understand the role of the Board and its committees and the commitment expected of a director, the Chair of the Board arranges for another Board member to act as mentor.

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Statement of Corporate Governance Practices

Ongoing director education

Ongoing director education consists of external course offerings; regular education presentations provided by internal and external experts; one-on-one sessions between a director and an internal or external expert on specific topics; tours of CIBC businesses and operations; and online publications. CIBC pays the cost of director continuing education. The Chair of the Board is responsible for coordinating continuous education programs at the Board level. Each Board committee chair is responsible for the continuous education of committee members.

The table below shows the continuing education directors participated in during fiscal 2015.

Topic
Board	• Anti-Money Laundering
• Capital Management
• Capital Markets Trading
• Cyber Security
• Economic Environment Update
• Innovation in Retail Distribution
• Digitization
• Private Banking • CIBC Enterprise Security Operations Tour
Audit Committee	• Internal Audit Methodology and Trends
• Developments related to Auditing and Assurance Standards on Enhanced Auditor Reporting
• AML/ATF and Financial Intelligence
• International Financial Reporting Standards - The Expected Credit Loss Model under IFRS 9
• Three Lines of Defence
Risk Management Committee	• Risk Appetite
• Emerging Strategic Risks
• Enterprise Data Strategy
• Liquidity Management Framework
• Risk Weighted Assets – Standardized Approaches and Capital Floors
• Treasury and the Chief Investment Officer
• Liquidity Coverage Ratio
• Three Lines of Defence
Management Resources and Compensation Committee	• Gender Intelligence
• Governance and Regulatory Developments
• Market Performance and Pay Trends
Corporate Governance Committee	• Gender Diversity • Governance Regulatory Developments

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Statement of Corporate Governance Practices

13.	Director Compensation

^	A director is expected to have six times the annual cash retainer in CIBC common shares or deferred share units within five years after joining the Board

^	For more information regarding compensation paid to each director during fiscal 2015, please see the Circular

CIBC’s director compensation program is designed to attract and retain people with the skills and experience to act as directors of CIBC, in support of CIBC’s strategy. The Corporate Governance Committee reviews director compensation annually to make sure it aligns with the interests of our shareholders, is competitive with the market and reflects best practices. The Corporate Governance Committee also reviews the workload, time commitment and responsibility of Board members. The Corporate Governance Committee may use an external advisor for advice on its director compensation policy and practices.

14.	Compensation

^	CIBC’s compensation plans and governance practices align with the Financial Stability Board’s principles and standards:

•	the Management Resources and Compensation Committee is responsible for all employee incentive compensation, not just senior officers;
•	the implications of risk taking are evaluated throughout the compensation decision-making process;
•	there is a higher proportion of deferred compensation for individuals with potential to create significant risk for CIBC; and
•	there is a compensation clawback mechanism for misconduct and significant unexpected losses

^	For more information regarding executive compensation, please see the Circular

When making incentive compensation decisions, the Management Resources and Compensation Committee looks at CIBC’s financial performance, adherence to CIBC’s risk appetite statement, impact of control matters, client and employee metrics and other key metrics established by management and the Board. In addition, for certain positions, the Management Resources and Compensation Committee considers individual performance against goals approved by the Committee with a focus on strategy execution.

The Management Resources and Compensation Committee considers input from the CFO, Chief Risk Officer (CRO), Chief Human Resources Officer, Chief Administrative Officer and the Chair of the Risk Management Committee when it reviews and recommends Board approval of aggregate incentive compensation funding for CIBC and the allocations to strategic business units and key lines of business. The Committee also looks at the sustainability of earnings and adherence to CIBC’s risk management and control framework. The Management Resources and Compensation Committee also recommends for Board approval the related individual compensation amounts for the CEO, Executive Committee members and other key officers, and approves compensation for any individual whose Total Direct Compensation is above a certain materiality threshold.

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15.	Diversity and Inclusion

^	One of Canada’s Best Diversity Employers for past five years

^	The Board achieved its gender diversity target of at least 30% women by 2017

^	Women on the Board and in senior management:

•	35% on the Board (based on the nominees listed in the Circular)
•	27% on Executive Committee
•	29% in executive officer roles

CIBC is committed to a fair and inclusive work environment where diverse ideas and perspectives are valued. Diversity is about respecting individual differences which include, age, gender, ethnicity, religion, ability, and sexual orientation, as well as diversity of experience.

The Board recognizes the value that all aspects of diversity bring to the boardroom in gaining other perspectives and making better decisions for CIBC and its clients, shareholders and employees. The Board has a policy which outlines its approach to gender diversity. The Board strives to enhance gender diversity while seeking the best directors with the qualifications and range of skills and experience needed to fulfill its obligations. The Corporate Governance Committee establishes director selection criteria and assesses the skills, diversity, competencies and experiences of Board members annually. The Committee reviews gender diversity of the Board against publicly available information from financial institutions and other major corporations globally. See “Board Composition – Director skill set and competency matrix”.

The Board’s commitment to gender diversity is demonstrated through a number of Board actions:

1.	Board Renewal: The Corporate Governance Committee oversees Board renewal efforts. With support from search firms, the Committee identifies the best candidates for the Board’s approval. See “Director Nomination Process”.

2.	Collaboration and Leadership: The Board has a culture where the perspective of men and women is sought and valued. Three of CIBC’s four Board committees are chaired by women: the Audit Committee, the Management Resources and Compensation Committee and the Corporate Governance Committee.

3.	Tone at the Top: Diversity and inclusion is important to Victor Dodig, CIBC’s CEO. Mr. Dodig is a member of the Catalyst Canada Advisory Board, along with John Manley, Chair of the Board, and Linda Hasenfratz, Chair of the Management Resources and Compensation Committee. Mr. Dodig is Chair of the 30% Club Canada, of which John Manley is also a founding member. The CEO also established a group of senior executives, the Gender Action Committee, to focus specifically on the implementation of CIBC’s gender diversity and inclusion strategy. This committee tracks the status of CIBC’s gender diversity goals.

For more information, see “Diversity and Inclusion” on page 46 of the Circular and CIBC’s 2015 Corporate Responsibility Report and Public Accountability Statement.

16.	Talent Management and Succession Planning

^	The Management Resources and Compensation Committee and Board review succession plans within various timeframes for all members of the Executive Committee, including the CEO

CIBC is committed to developing employees at all levels of the organization and ensuring that the diversity of our workforce reflects the markets where we do business. The Management Resources and Compensation Committee monitors CIBC’s talent management strategy and performance against key metrics; oversees leadership development initiatives across all levels of the organization; has responsibility for succession planning; and reviews the specific development plans for high potential employees and succession candidates in key leadership roles.

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The Management Resources and Compensation Committee and the Board have regular talent discussions to review internal succession candidates for key leadership positions at CIBC across various time frames ranging from one year to five or more years. Each review identifies succession candidates for various roles, the status of development plans and changes since the last update. They also identify candidates who can step into a key role in an emergency situation.

Succession planning for certain roles is also reviewed by different committees. The Management Resources and Compensation Committee reviews the succession plans of the CEO, CFO and a number of positions identified as critical roles; the Audit Committee reviews the succession plans of the CFO and the Chief Auditor; and the Risk Management Committee reviews the succession plans of the CRO and the Chief Compliance Officer.

17.	CIBC Code of Conduct and Code of Ethics for Directors

^	Every year employees certify they are familiar with the Code of Conduct and adhere to it

^	Directors make the same certification on the Code of Ethics for Directors

CIBC is committed to the highest standards of ethical and professional conduct. The CIBC Code of Conduct applies to contingent workers and employees working either full-time or part-time for CIBC or its wholly-owned subsidiaries. The Code of Ethics for Directors applies to all members of the Board. These codes establish the standards that govern the way employees and directors deal with each other, CIBC’s shareholders, clients, suppliers, competitors and communities. The codes address general conduct, conflicts of interest, information management, protection of CIBC’s assets and internal and regulatory investigations. New directors and employees are required to review the applicable code and acknowledge in writing that they agree to abide by it. All directors and employees are required to review and attest to compliance with the applicable code annually.

Any changes to the codes are considered by the Board for approval. The Board or Audit Committee can waive the code for directors or certain executive officers and the waiver has to be disclosed promptly to CIBC’s shareholders.

18.	Corporate Responsibility

^	Find the CIBC 2015 Corporate Responsibility Report and Public Accountability Statement at www.cibc.com

The Corporate Governance Committee and the Risk Management Committee have oversight accountabilities related to CIBC’s corporate responsibility. The Corporate Governance Committee reviews policies which describe CIBC’s efforts to conduct its business in an ethical and socially responsible manner. This review includes CIBC’s Code of Conduct for employees and contingent workers, Code of Ethics for Directors, client complaint processes, privacy matters, and the Board’s stakeholder engagement framework. The Risk Management Committee reviews and approves CIBC’s policies on the identification and control of a variety of risks. This review includes CIBC’s environmental policy and reputation risk policy relating to transactions.

19.	Engagement

^	Feedback from stakeholders provides valuable input to the Board for enhancing CIBC’s governance practices

^	The Board welcomes shareholder feedback and shareholders may contact the Board, the Chair of the Board, a Board committee or a director as set out below

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The Board believes it is important to understand the broad range of stakeholder perspectives. The Board engages with CIBC’s stakeholders in many ways.

Disclosing material information to the market – CIBC’s disclosure policy reflects our commitment to promote consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. Annually, the Corporate Governance Committee reviews how management administers the policy. The Board reviews and approves changes to the policy. CIBC has a Disclosure Committee which meets with responsible officers each quarter to review CIBC’s interim or annual financial reports to shareholders and related earnings release, as well as controls around CIBC’s disclosure and financial reporting.

Communication strategy – The Board reviews CIBC’s overall communication strategy annually to assess progress in furthering CIBC’s relationship with employees, clients, investors, the community and government. The Chair of the Board and senior officers meet regularly with shareholders, shareholder advocacy groups and others in the investment community to talk about CIBC’s approach to governance, risk governance, talent management, executive compensation and emerging governance practices.

Confidential Ethics Hotline – The Audit Committee monitors CIBC’s whistleblowing program, which allows employees to raise concerns about accounting, internal controls or auditing matters at CIBC. There are different ways to raise these concerns. CIBC’s Ethics Hotline allows employees to do so anonymously and confidentially. Employees may also report concerns about fraud, integrity issues, ethics concerns, or violations of CIBC’s Code of Conduct through the Ethics Hotline.

Annual Meeting – CIBC’s annual meeting of shareholders is held at different locations across Canada so that directors and management can meet shareholders and clients directly. The meeting is also conducted as a live webcast, so that all shareholders can participate.

‘Say on Pay’ – Shareholders have the opportunity to vote for or against CIBC’s approach to executive compensation described in the Circular. Although the vote is not binding on the Board, the Management Resources and Compensation Committee considers the outcome of this vote in assessing its approach to executive compensation decisions.

Hearing from shareholders – CIBC’s Investor Relations website at www.cibc.com provides all stakeholders with helpful information, such as quarterly facts sheets on CIBC’s financial performance, valuation metrics and achievements. CIBC’s Investor Relations department welcomes dialogue with investors and potential investors.

Contacting CIBC’s Board of Directors

You may contact the Board, the Chair of the Board, a Board committee or a director by email at corporate.secretary@cibc.com or by mail at CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Requesting paper copies

Our statement of corporate governance practices refers to material available on CIBC’s website. Shareholders may request printed copies of any of these materials by email to corporate.secretary@cibc.com or by mail to CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

We encourage you to support CIBC’s efforts to go green by accessing these materials at www.cibc.com.

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Other Information

Indebtedness of Directors and Executive Officers

As at February 17, 2016, the date of this Circular, there is no outstanding indebtedness to CIBC (or its subsidiaries) by directors, director nominees, and executive officers of CIBC (or its subsidiaries) and their associates, other than routine indebtedness(1) as defined under Canadian securities law. Loans to CIBC directors and executive officers are made on market terms or terms that are no more favourable than those offered to the general public, in accordance with the U.S. Sarbanes-Oxley Act of 2002.

The table below shows the aggregate indebtedness to CIBC or its subsidiaries of current and former directors, executive officers and employees of CIBC and its subsidiaries. This amount does not include routine indebtedness described in note 1 below.

Aggregate Indebtedness
Purpose	To CIBC or its Subsidiaries at January 31, 2016 ($)	To Another Entity
Securities Purchase	—	—
Other(2)	176,635,407	—

(1)	Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with his or her associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to full-time employees, on substantially the same terms available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

(2)	Certain loans were made in U.S. dollars. These amounts have been converted to Canadian dollars based on the Bank of Canada’s January 2016 month-end spot rate of US$1.00 = C$1.4096.

Directors and Officers Liability Insurance

Effective November 1, 2015, CIBC purchased at its expense a directors and officers liability insurance policy that protects directors and officers against liability incurred by them while acting as directors and officers of CIBC and its subsidiaries. The insurance applies where CIBC does not, or is not permitted, to indemnify them. This insurance has a limit of $300 million per claim and in the aggregate for the twelve-month period ending November  1, 2016. There is no deductible. The annual premium for this policy is approximately $1.5 million.

Indemnification

Under the Bank Act and CIBC’s by-laws, CIBC indemnifies any director or officer of CIBC, any former director or officer of CIBC, and any other person who acts or acted at CIBC’s request as a director or officer of or in a similar capacity for another entity, and his or her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of that association with CIBC or other entity; provided (1) the person acted honestly and in good faith with a view to the best interests of, as the case may be, CIBC or the other entity for which they acted at CIBC’s request as a director or officer or in a similar capacity; and (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that their conduct was lawful.

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Other Information

During the fiscal year ended October 31, 2015, CIBC paid approximately $425,000 as an advance for legal fees and disbursements on behalf of Gerald T. McCaughey, former President and Chief Executive Officer; Thomas D. Woods, former Senior Executive Vice-President and Vice-Chairman; Ken Kilgour, former Senior Executive Vice-President and Chief Risk Officer; and Brian G. Shaw, former Senior Executive Vice-President and Chief Executive Officer of CIBC World Markets Inc., in connection with the defence of the civil action entitled Howard Green and Anne Bell v. Canadian Imperial Bank of Commerce, et al, commenced in the Ontario Superior Court of Justice.

Availability of Information

Financial information about CIBC is in our consolidated financial statements and MD&A for fiscal 2015. Additional information is available at www.cibc.com and www.sedar.com. Shareholders may obtain a copy of the following documents at no charge:

•	Management Proxy Circular

•	Annual Information Form

•	Annual Report

•	Consolidated annual financial statements and MD&A, and any subsequent interim financial statements and MD&A

Simply send a request to the Corporate Secretary by email at corporate.secretary@cibc.com or by mail at CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Minutes of Meeting and Voting Results

Our vote results and the minutes of our meeting will be posted to CIBC’s website at www.cibc.com. Voting results will also be filed on SEDAR at www.sedar.com.

Contacting CIBC’s Board of Directors

You may contact the Board, the Chair of the Board, a Board committee or a director by email at corporate.secretary@cibc.com or by mail at CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Directors’ approval

The Board approved the contents of this Circular and sending it to shareholders.

Michelle Caturay

Vice-President, Corporate Secretary

and Associate General Counsel

February 17, 2016

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SCHEDULE A

Shareholder Proposals

Shareholders will vote on two shareholder proposals submitted by the Mouvement d’éducation et de défense des actionnaires (the Shareholder Education and Advocacy Movement) (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec H2X 1X3, telephone: 514 286-1155, email: admin@medac.qc.ca.

MÉDAC submitted and withdrew three other shareholder proposals. Vancity Investment Management also submitted and subsequently withdrew a shareholder proposal. See page 3 of this schedule for more information on these withdrawn shareholder proposals.

PROPOSAL NO. 1

Simplifying financial information

It is proposed that the Board of Directors adopt an action plan to simplify the financial statements and make them more accessible, or create a committee with small shareholders to simplify the financial statements and make them more accessible.

MÉDAC has provided the following statement in support of their proposal:

For almost twenty years, the MÉDAC has been perusing a large number of financial statements and annual reports. Over the years, we have witnessed an information overload and noticed that financial information has become a burdensome compliance exercise, which is less and less relevant for shareholders. In short, annual reports are increasingly bulky and are often more confusing than informative for readers.

It is imperative for the Bank to reflect on this problem and undertake to review the presentation of its financial information over a given period of time so as to simplify it and make it more accessible. For example, the MÉDAC record provides the highlights of an organization’s extra-financial and financial performance of the last fiscal year on an 8 1⁄2 by 11 inch page, printed on both sides.

These records contain financial information that allows less experienced investors to assess the company’s ability to generate sustained profits and the level of financial security the company can provide, based on its indebtedness ratio, market capitalization and credit rating by rating agencies. In terms of extra-financial information, these records provide an overview of the improvements made by management to corporate governance aspects such as board role and composition, senior executive compensation, salary gaps between staff and executives, female board representation, etc.

We would be pleased to work with you and participate in your simplification committee. We are making every effort with the regulatory authorities and the Canadian Bankers Association to implement the project.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

The level and nature of our financial disclosures reflects our status as a public company operating in a multitude of markets with a wide range of stakeholders, increasing regulatory disclosure requirements, and our changing business environment. We recognize that our audience includes stakeholders who require detailed financial reporting as well as those who prefer simplified

1	CIBC SHAREHOLDER PROPOSALS

Shareholder Proposals

financial summaries. We strive to provide financial reporting formats that will satisfy the needs of the majority of our stakeholders.

In our 2015 Annual Report, the 2015 Performance at a Glance at the beginning of the report provides a two-page summary of our financial results, key performance metrics, and non-financial accomplishments relative to our objectives. This summary is immediately followed by the Message from the President and Chief Executive Officer which provides a short and easy to understand four-page summary of our CEO’s perspective on our financial performance, accomplishments and priorities.

The Financial performance overview section of our MD&A on page 5 of the 2015 Annual Report provides a one-page summary of our financial performance at a consolidated level over a five-year time-frame including key performance metrics. For stakeholders who would like to see summarized financial and non-financial disclosure at the strategic business unit level, the Strategic business units overview section begins on page 16 of the 2015 Annual Report.

Another area where summarized information can be found is on CIBC’s Investor Relations website: https://www.cibc.com/ca/investor-relations/welcome.html. This landing page provides access to our easy to read two-page Investor Fact Sheet which summarizes CIBC’s business, strategy, key metrics, financial highlights , credit ratings, share price performance, dividend history, and summary on each business unit.

CIBC will continue to consider feedback in our ongoing evaluation of our disclosures to ensure that they provide information in a helpful format for our diverse stakeholder groups and meet our regulatory disclosure requirements.

PROPOSAL NO. 2

Paying one’s fair share of taxes

It is proposed that the Bank, like every other Québec citizen, play its part in optimizing Québec’s public finances.

MÉDAC has provided the following statement in support of their proposal:

During his last economic update, Québec Finance Minister Carlos Leitão announced an increase, as of December 3, 2014 until March 31, 2017, in the temporary contribution on salaries paid by financial institutions. This temporary payroll tax would increase from 2.8% to 4.48%. Following this announcement, the media reported that the Canadian Bankers Association (CBA)1 was working behind the scenes in an attempt to get the Québec government to back down.

In this kind of situation, where everyone has to put their shoulder to the wheel, the Canadian banks’ reaction raises questions, especially given that, over the last fiscal year, the seven major Canadian banks have raked in $33.4 billion in profits.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC supports Québec’s plan to improve its fiscal position. We believe it is important that all spheres of Québec society contribute to this objective, while maintaining a tax framework that stimulates economic growth and job creation. CIBC complies with the tax requirements and other laws in the jurisdictions in which it carries on business.

[1]	http://ici.radio-canada.ca/nouvelles/economie/2014/12/16/004-banque-surtaxe-quebec-equilibre-budgetaire-lobbyisme.shtml

CIBC SHAREHOLDER PROPOSALS	2

Shareholder Proposals

Withdrawn Shareholder Proposals

Following discussion with CIBC:

•	Vancity Investment Management withdrew a shareholder proposal requesting that CIBC undertake a review and report to shareholders by December 31, 2016 on the feasibility, cost and benefits of CIBC implementing a Living Wage policy after CIBC agreed to undertake the review and disclose its conclusions in CIBC’s 2017 Circular.

•	MÉDAC withdrew three shareholder proposals. At MÉDAC’s request, the text of each proposal, MÉDAC’s supporting statement and CIBC’s position are set out below.

These shareholder proposals will not be voted on.

Term of office

It is proposed that the board of directors (“Board”) adopt a board renewal policy with a maximum term of 15 years for independent directors.

MÉDAC has provided the following statement in support of their proposal:

Currently, one director, i.e., Gordon D. Giffin, has been a member of the Canadian Imperial Bank of Commerce’s board of directors for 15 years or more.

Last year, the AMF and some other Canadian regulators asked Canadian companies to consider more sustained board renewal to make room for new talent, in particular women. In some countries, including France, England and Australia, the issue of director term limits arises within the context of director independence. It is legitimate to think that, after a certain period of time, directors no longer have the necessary distance to add value to the decision-making process. Once a routine is established, it becomes more difficult to view the company outside its traditional development paradigms. Although we recognize that there needs to be a balance between experienced directors and newly appointed directors, it is essential to have new blood, in particular from younger female directors.

A recent study entitled “Zombie Boards: Board Tenure and Firm Performance” suggests that the contribution of directors plateaus after 12 years of sitting on a Board. This reduced contribution after a certain period of time is reflected, among other things, in decisions regarding mergers and acquisitions, business strategies, innovation, financial accountability and compensation.

Like any other Québec or Canadian company, the Canadian Imperial Bank of Commerce has to be measured in increasingly complex economic, technological and political contexts. While we acknowledge that it takes some time for new directors to become familiar with their duties, it is in every company’s interest to regularly renew its board of directors by turning to individuals who not only bring new skills to the table, but who are also capable of analyzing the challenges the company faces through fresh eyes.

Lastly, we recommend that director limits take the form of term limits rather than age limits, a practice we consider discriminatory against the elderly.

Directors concerned

Gordon D. Giffin	On the Board for 15 years (since 2001)

Board and management statement:

In 2004, the Board approved a tenure policy under which a director retires 15 years after joining the Board. At that time, some directors had been a director of CIBC for 15 years or more and a transition schedule was created for them. Those directors have since retired from the Board. In 2014, the Board modified its tenure policy to state that a director retires 15 years after joining the Board or 75 years of age, whichever is earlier. Gordon Giffin was appointed as a director on September 6, 2001 and will reach his 15-year tenure on September 6, 2016. In accordance with the process established by the Corporate Governance Committee, Mr. Giffin will not stand for re-election at our 2017 annual meeting.

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Shareholder Proposals

Customer service

It is proposed that the Board of Directors file a report about the measures taken over the last year to increase both short- and medium-term customer satisfaction.

MÉDAC has provided the following statement in support of their proposal:

According to a report published on July 31, 2015 by J.D. Power,1 one of the most renowned firms in the world for consumer product and service evaluation, Canadian banks’ pursuit of short-term profit comes at the expense of customer satisfaction. Two examples: the significant increase in the average in-branch waiting time and the increase in fees.

For shareholders, this performance is most concerning because it can have a major impact on the Bank’s medium- and long-term performance. According to a study by Accenture,2 27% of all Canadian bank clients who would consider switching banks would switch to a digital bank, i.e., a branchless bank. Another outcome of this study that is cause for concern: the youngest customers of North American banks would be open to banking with technology players such as Google, Amazon or Apple. According to an Accenture Canada representative:

“The game is changing for banking in Canada and the U.S., and tomorrow’s consumer is coming of age with a very different perception of what a bank could be. These new customer expectations will prove disruptive to banks if non-bank entrants gain momentum and if banks do not adapt quickly.”

We are making this proposal to obtain more information about the bank’s strategy in respect of these new trends and the actions it intends to take in the short term to better respond to customer expectations.

Board and management statement:

CIBC has been focused on enhancing client satisfaction (as measured by Net Promoter Score) for a number of years and has outpaced our competitors in each of the last three years in terms of absolute improvement. That said, we furthered this commitment at our Investor Day in October 2015; with the announcement of our goal to be #1 in client satisfaction and have for the first time aligned 20% of executive variable compensation to this goal. We are confident that these measures, combined with our client satisfaction strategies, will continue to drive improvement in client satisfaction.

CIBC is well aware of the increasing propensity for clients to favour online banking and, over the recent past, we have been a leader in launching innovations targeted at these trends, including:

•	the first Canadian bank to launch e-deposit which allows clients to deposit a cheque by taking a picture of the cheque with their cell-phone;

•	the first Canadian bank to launch a banking app for the Apple Watch;

•	the first Canadian bank to launch a no-fee global money transfer capability to allow clients to send money abroad without incurring a charge; and

•	launched a new no-fee service that allows clients to order foreign currency online for delivery to their homes before they travel.

We were recently named Canada’s number one mobile bank by Forrester Research.

You will find more details related to our client satisfaction and innovation strategies in the Message from the President and Chief Executive Officer in our 2015 Annual Report.

[1]	Based on a survey conducted with 14,000 retail clients of Canadian banks in Canada. http://canada.jdpower.com/press-releases/2015-canadian-retail-banking-satisfaction-study
[2]	http://www.marketingmag.ca/consumer/younger-consumers-look-to-digital-banks-112654

CIBC SHAREHOLDER PROPOSALS	4

Shareholder Proposals

Follow-up by the directors on the high votes against the compensation policy

It is proposed that the board of directors disclose the corrective measures taken in respect of its compensation policy to address the concerns expressed by the 56.84% of shareholders who voted against its compensation policy.

MÉDAC has provided the following statement in support of their proposal:

Let us review the facts. In early 2015, Canadian Imperial Bank of Commerce shareholders were surprised to discover that the revised retirement arrangements with two former Bank executives had resulted in the latter receiving over $25 million in incremental compensation. In addition, according to an analysis conducted by the Osler law firm, the high percentage of the failed say on pay vote, unprecedented amongst Canadian financial institutions, also reflected serious shareholder concern regarding the Bank’s succession-planning process.

Another Canadian company, Barrick Gold, experienced an equally massive failed say on pay vote in 2013. In response to the situation, the company took a number of actions to remedy the situation, including greater dialogue with its shareholders and various stakeholders, the appointment of six new directors, a salary freeze and reduced bonus amounts pending the adoption of a new policy and new practices.

We would like to know what actions the board of directors has taken to ensure that similar situations do not occur in the future and to rebuild shareholder trust. We would also like to know what new guidelines the human resources committee has been given to remedy the situation. This is a matter of board members’ credibility and integrity, as shown by the high percentage of votes withheld on the election of two members of the human resources committee, i.e., Linda S. Hasenfratz and Luc Desjardins, with 14.98% and 13.66% of votes withheld respectively.

Board and management statement:

CIBC is committed to an ongoing evaluation of our approach to executive compensation to ensure alignment with shareholders and best practices. Open lines of communication with stakeholders are an important part of our governance model. Against this backdrop, we were disappointed with our say on pay vote result last year. We took the feedback as a call to action and have responded in a number of different ways:

•	the Management Resources and Compensation Committee discussed the underlying reasons for the vote results and shareholder feedback we received at multiple meetings with management and with the independent compensation advisor, Pay Governance LLC;

•	we completed a comprehensive review of our executive compensation practices and made several changes, the details of which are included in the 2016 Proxy Circular;

•	we have added further disclosure in the Message to our Fellow Shareholders in the 2016 Proxy Circular describing the employment terms of our current CEO and CIBC’s approach to succession planning; and

•	we proactively reached out to our stakeholders over the past year to discuss the vote results and the actions we have taken in response.

Some key items in the current CEO’s compensation and employment terms include:

•	CIBC equity ownership requirement of eight times base salary;

•	no contractually guaranteed severance payments; and

•	pension capped at $1 million.

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Head Office

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General Inquiries: 416 980-2211

Investor Relations

Call: 416 980-8691
Email: investorrelations@cibc.com

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